Exhibit 99.1
WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit•Tax•Consulting•Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
Report on the separate financial statements
We have reviewed the accompanying separate financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of March 31, 2011 and December 31, 2010, and the related separate statements of comprehensive income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the separate financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting, and the requirements of K-IFRS 1101, First-time Adoption of Korean International Financial Reporting Standards, relevant to interim financial reporting.
May 25, 2011
Notice to Readers
This report is effective as of May 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS

Cash and cash equivalents (Notes 5 and 18)	~~W~~	556,821	~~W~~	65,346	US$	502,909	US$	59,019
Loans and receivables (Notes 6, 7, 18 and 23)		161,789		155,209		146,124		140,182
Investments in subsidiaries and associates (Note 8)		17,493,228		17,383,228		15,799,520		15,700,170
Fixed assets (Notes 9 and 24)		502		593		453		536
Intangible assets (Note 10)		33		34		30		32
Other assets (Notes 11, 14 and 18)		3,172		3,370		2,865		3,042
Deferred tax assets		959		1,129		866		1,019

	~~W~~	18,216,504	~~W~~	17,608,908	US$	16,452,767	US$	15,904,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Debentures (Notes 7, 13 and 23)	~~W~~	3,814,767	~~W~~	3,654,843	US$	3,445,418	US$	3,300,978
Provisions (Notes 14 and 18)		414		—		374		—
Current tax liability		124,901		124,079		112,809		112,066
Other financial liabilities (Notes 7,12 and 18)		224,555		23,889		202,813		21,576
Other liabilities (Note 12)		2,000		1,926		1,807		1,740

		4,166,637		3,804,737		3,763,221		3,436,360

SHAREHOLDERS’ EQUITY

Common stock (Note 15)	~~W~~	4,030,077	~~W~~	4,030,077	US$	3,639,882	US$	3,639,882
Capital surplus (Note 15)		84,488		84,488		76,308		76,308
Other equity (Note 16)		(18)		(18)		(16)		(16)
Retained earnings (Note 17)		9,935,320		9,689,624		8,973,372		8,751,466

		14,049,867		13,804,171		12,689,546		12,467,640

	~~W~~	18,216,504	~~W~~	17,608,908	US$	16,452,767	US$	15,904,000

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions, except per share data)				(In thousands, except per share data)
NET INTEREST INCOME (Notes 18 and 19)	~~W~~	(55,722)	~~W~~	(58,829)	US$	(50,327)	US$	(53,133)

Interest income		954		2,290		862		2,068
Interest expense		56,676		61,119		51,189		55,201

NET FEES INCOME (Note 18)		15,130		(889)		14,139		(584)
Fees income		17,813		—		16,088		—
Fees expense		2,683		889		1,949		584

Dividends (Note 18)		500,438		381,590		451,985		344,644

REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 21)		—		242		—		219

OTHER NET OPERATING EXPENSES (Notes 18 and 20)		(12,478)		(7,690)		(11,744)		(7,165)

NET INCOME BEFORE INCOME TAX EXPENSE		447,368		314,424		404,053		283,981

INCOME TAX EXPENSE		169		—		153		—

NET INCOME	~~W~~	447,199	~~W~~	314,424	US$	403,900	US$	283,981

OTHER COMPREHENSIVE INCOME, NET OF TAX	~~W~~	—	~~W~~	—	US$	—	US$	—

TOTAL COMPREHENSIVE INCOME	~~W~~	447,199	~~W~~	314,424	US$	403,900	US$	283,981

EARNINGS PER COMMON SHARE (Note 23)	~~W~~	555	~~W~~	390	US$	0.50	US$	0.35

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Common		Capital				Retained
Korean won	stock		surplus		Other equity		earnings		Total

January 1, 2010 (Reported)	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,606,215	~~W~~	13,720,762
Dividends		—		—		—		(80,601)		(80,601)
Net income		—		—		—		314,424		314,424

March 31, 2010	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,840,038	~~W~~	13,954,584

January 1, 2011 (Reported)	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,689,624	~~W~~	13,804,171
Dividends		—		—		—		(201,503)		(201,503)
Net income		—		—		—		447,199		447,199

March 31, 2011	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,935,320	~~W~~	14,049,867

Translation into	Common		Capital				Retained
U.S. dollars (Note 2)	stock		surplus		Other equity		earnings		Total

January 1, 2010 (Reported)	US$	3,639,882	US$	76,308	US$	(16)	US$	8,676,133	US$	12,392,307
Dividends		—		—		—		(72,798)		(72,798)
Net income		—		—		—		283,981		283,981

March 31, 2010	US$	3,639,882	US$	76,308	US$	(16)	US$	8,887,316	US$	12,603,490

January 1, 2011 (Reported)	US$	3,639,882	US$	76,308	US$	(16)	US$	8,751,466	US$	12,467,640
Dividends		—		—		—		(181,994)		(181,994)
Net income		—		—		—		403,900		403,900

March 31, 2011	US$	3,639,882	US$	76,308	US$	(16)	US$	8,973,372	US$	12,689,546

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjusted net income	~~W~~	3,393	~~W~~	(8,163)	US$	3,064	US$	(7,373)
Net income		447,199		314,424		403,900		283,981
Income tax expense		169		—		153		—
Interest income		(954)		(2,290)		(862)		(2,068)
Interest expense		56,676		61,119		51,189		55,201
Dividend income		(500,438)		(381,590)		(451,985)		(344,644)
Depreciation		102		65		92		59
Amortization		1		2		1		2
Retirement benefit		638		349		576		315
Reversal of impairment loss on credit loss		—		242		—		219

Changes in operating assets and liabilities:		(6,172)		35,051		(5,574)		31,656
(Increase) /decrease in loans and receivables		(5,096)		36,071		(4,603)		32,597
Decrease in other assets		198		279		179		252
Decrease in provisions		(225)		(184)		(203)		(166)
Decrease in other financial liabilities		(1,124)		(1,049)		(1,015)		(947)
Increase/ (decrease) in other liabilities		75		(66)		68		(60)
Payment of income tax expense		—		—		—		—
Interest income received		294		1,852		266		1,673
Interest expense paid		(55,695)		(60,592)		(50,303)		(54,725)
Dividend income received		500,438		381,590		451,985		344,644

Net cash provided by operating activities		442,258		349,737		399,438		315,875

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	~~W~~	(110,000)	~~W~~	—	US$	(99,350)	US$	—
Acquisition of fixed assets		(11)		(3)		(10)		(2)
Acquisition of intangible assets		—		(15)		—		(14)

Net cash used in investing activities		(110,011)		(18)		(99,360)		(16)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net changes in debentures		159,228		—		143,811		—
Net changes in borrowings		—		(60,000)		1		(54,191)

Net cash provided by (used in) financing activities		159,228		(60,000)		143,812		(54,191)

NET INCREASE IN CASH AND CASH EQUIVALENTS		491,475		289,719		443,890		261,668

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		65,346		23,267		59,019		21,014

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	~~W~~	556,821	~~W~~	312,986	US$	502,909	US$	282,682

See accompanying notes to separate financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2011 AND 2010
WOORI FINANCE HOLDINGS CO., LTD.
1. GENERAL
Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 140 2nd-tier subsidiaries as of March 31, 2011.
Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2011, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97% ownership).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of presentation financial statements
The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), March 31, 2011 and December 31, 2010, and comprehensive income for the three months ended March 31, 2011 and the year ended December 31, 2010 of the Company is provided in Note 26 “Transition Effects of K-IFRS.”
The Company maintains its official accounting records in Korean won and prepares separate financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,107.20 to US$1.00 at March 31, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The Company’s interim separate financial statements for the three months ended March 31, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The interim separate financial statements have been prepared on the adjusted historical cost basis as the Company’s land, buildings, available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss (FVTPL) have been measured at revalued amounts. The preparation of separate financial statements in accordance with K-IFRS requires the use of certain critical accounting estimates and, therefore, it requires management to exercise judgment in applying the accounting policies.
(2) Investment in subsidiaries, jointly controlled entities and associates
The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements, K-IFRS 1028 Investments in Associates and K-IFRS 1031 Interests in Joint Ventures. The separate financial statements are presented by an investor in subsidiaries, jointly controlled entities or associates, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in profit or loss in the separate financial statements when its right to receive the dividend is established.
When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.
(3) Fixed Assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain fixed assets such as land and buildings are measured at fair value, which is regarded as deemed cost at the date of transition to K-IFRS.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	4 to 5 years
Properties for business purposes	4 to 5 years

The Company reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(4) Intangible assets
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
(5) Impairment of non-financial assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.
(6) Financial assets and financial liabilities
1) Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at FVTPL’, ‘loans and receivables’, ‘available-for-sale financial assets’ and ‘held-to-maturity investments’.
a) Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.
A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL
b) Loans and receivables
Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’.
c) Available-for-sale (AFS) financial assets
Available-for-sale financial assets are those non-derivatives financial assets that are either designated as AFS or are not classified as ‘financial assets at FVTPL’, ‘held-to-maturity investments’ or ‘loans and receivables’.
d) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2) Financial liabilities classification
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL
Financial liabilities at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs
Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and Measurement
Standard trading transaction of a financial asset is recognized at the date of transaction when the Company becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.
Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.
Dividends income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Company’s right to receive the dividend is established.
Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.
(7) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8) Impairment of the financial assets
1) Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.
The criteria used to determine whether there is objective evidence of impairment include:
•	significant financial difficulty of the issuer or obligor; or
•	a breach of contract, such as a default or delinquency in interest or principal payments; or
•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; or
•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or
•	the disappearance of an active market for the financial asset due to financial difficulties; or
•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.
For individually significant financial assets, the Company assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss.
2) Available-for-sale financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is objective evidence of impairment. If there is objective evidence of impairment for AFS financial assets, the cumulative loss, which recognizes the difference between the acquisition cost and the current fair value as other comprehensive income except the impairment loss previously recognized in profit or loss, is removed from equity and recognized in profit or loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss.
(9) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(10) Capital stock
Common stock is classified as equity; mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.
When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax effects) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax effects) is included in equity attributable to the Company’s shareholders.
(11) Revenue recognition
The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.
(12) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Financial liabilities (assets) at FVTPL is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date — the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled — or substantially enacted.
Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.
In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.
(13) Employee benefits
1) Short-term employee benefits
The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. The Company, also, recognizes relevant liabilities and expenses when the services that increase the future paid-leave right are rendered in connection with accumulating compensated absences. Expenses and liabilities are recognized when the Company pays a bonus even without a legal obligation as it is considered to be a constructive obligation.
2) Retirement benefits
The Company operates defined benefit plans.
For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(14) Interest income and expense recognition
Interest income and expense from held-to-maturity financial assets measured at amortized cost, loans and receivables, and other financial liabilities are recognized on an accrual basis using the effective interest method.
Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or, if appropriate, shorter period to the net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. In addition, effective interest rate calculation reflects commissions, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums or discounts.
(15) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income from the comprehensive income statement by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Income taxes
The Company recognizes future tax obligations as a result of the operating activities through March 31, 2011 as current and deferred income taxes based on its best estimates. The actual final outflow of income taxes, however, can differ from the amounts recognized. Such differences may impact the current income taxes and deferred income tax assets and liabilities in the period of final settlement.
(2) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of March 31, 2011.
(3) Impairment loss on financial assets
The Company individually recognizes an impairment loss for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGMENT
The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or to manage the risks.
The company’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its scope.
The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk is managed in the risk management department based on the Company’s policy. The risk management committee, as the highest decision making organization, makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.
(1) Credit risk
Credit risk represents the possibility of financial loss from a credit event that counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a degree permissible by the Company and to optimize the rate of return in which the risk is reflected.
1) Credit risk management
In order to measure the credit risk, the Company considers the possibility of failure in performing its obligation by contract counterparty, credit exposure in the counterparty and associated default risk and rate of default loss. The company uses credit rating model to assess the possibility of counterparty’s default risk. When assessing the obligor’s grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’ judgment.

2) Risk limit management
In order to manage credit risk limit, the Company establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.
3) Credit risk mitigation
Credit risk mitigation is a technique to reduce the credit risk on Company-owned assets through the purchase of financial collateral, physical collateral, guarantees, on-balance sheet netting and credit derivatives that becomes less related with the obligor’s credit condition. The Company has adopted the entrapment method among the credit risk mitigation techniques as acknowledged by BASEL II standards. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.
4) Maximum exposure to credit risk
The maximum exposure to credit risk is equal to the carrying amount as follows (Unit: Korean Won in millions):

		March 31, 2011	December 31, 2010
Loans and receivables	Banks	138,158	142,653
	Companies	23,631	12,556

		161,789	155,209

<Loans and receivables>

	March 31, 2011
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	138,158	~~W~~	23,637	~~W~~	161,795
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		138,158		23,637		161,795

Provisions for bad debts		—		6		6

Net amount	~~W~~	138,158	~~W~~	23,637	~~W~~	161,795

	December 31, 2010
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	142,653	~~W~~	12,562	~~W~~	155,215
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		142,653		12,562		155,215

Provisions for bad debts		—		6		6

Net amount	~~W~~	142,653	~~W~~	12,562	~~W~~	155,215

Above financial assets are maintained within the permissible level of credit rating.

(2) Market risk
Market risk is the possibility of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk is occurred as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Management of market risk
For trading activities, market risk management is the procedure of making judgment to avoid, bear or mitigate risks by identifying the source of risks, measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Company uses both standard and internal model-based approaches as measurement methods for market risk. Standard risk measurement model is used to calculate individual market risk of owned capital while internal risk measurement model is used to calculate general market risk of capital and used as an internal risk management measure.
3) Risk limit management

The Company is not exposed to market risk in connection with trading activities as of March 31, 2011.
4) Sensitivity analysis of market risk
The Company performs the sensitivity analysis for each market risk from trading and non-trading activities. As of March 31, 2011, the Company is exposed only to interest rate risk from those non- trading activities.
As a result of sensitivity analysis for market risk from non- trading activities, Earning at Risk(“EaR”) and Value at Risk(“VaR”) are as follows (Unit: Korean Won in millions):

March 31, 2011		December 31, 2010
EaR	VaR	EaR	VaR
(38,433)	(165,319)	(22,702)	(168,350)
5) Other market risk
Cash flows at maturity at March 31, 2011 and December 31, 2010 are as follows: (Unit: Korean Won in millions):

				Within 3	3 to 6	6 to 9	9 to 12
			Total	months	months	months	months
<2011>	Assets	Loans and Receivables	1,030	—	—	1,030	—
	Liabilities	Debentures	3,877,053	3,877,053	—	—	—

<2010>	Assets	Loans and Receivables	1,044	—	—	—	1,044
	Liabilities	Debentures	3,715,450	3,715,450	—	—	—
Cash flows in the table above include both principal and interest.

(3) Liquidity risk
Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is the risk management to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the statement of financial position and derivative financial instruments off the statement of financial position become the objects of liquidity risk management.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Company manages liquidity risk by identifying a maturity gap and such gap ratio through the analysis of cash flows for a various time band (i.e. by remaining maturity and contract period) and maintaining the gap ratio at an established level or below.
2) Maturity analysis of non-derivative financial liabilities
Maturity analysis of non-derivative financial liabilities according to its remaining maturity as of March 31, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

			Within 3	3 to 6	6 to 9	9 to 12	1 to 5
		Total	months	months	months	months	years
<2011>	Debentures	4,282,118	363,399	258,876	559,867	105,301	2,994,676

<2010>	Debentures	4,153,983	50,596	368,866	263,363	570,492	2,900,666
Above maturity analysis assumes that the contractual maturity and expected maturity is the same and includes both principal and interest cash flows.
5. CASH AND CASH EQUIVALENTS
Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2011		March 31, 2010
Demand deposit	~~W~~	400,821	~~W~~	65,346
Term deposit		156,000		—

	~~W~~	556,821	~~W~~	65,346

6. LOANS AND RECEIVABLES
(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2011		March 31, 2010
Deposits	~~W~~	—	~~W~~	98
Loans		1,000		1,000
Provisions for bad debts		(6)		(6)
Receivables		130,520		124,491
Accrued income		419		40
Telex and telephone subscription rights		13		25
Refundable rent deposits		32,502		32,502
Present value discount on refundable deposits		(2,659)		(2,941)

	~~W~~	161,789	~~W~~	155,209

(2) Details of changes in provisions for bad debts are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	~~W~~	6	~~W~~	849
Reversal		—		(843)

Ending balance	~~W~~	6	~~W~~	6

(3) Pursuant to Article 27 of Financial Holding Company Supervisory Regulation, the Company is required to establish an additional reserve for bad debts when the provision for bad debts under K-IFRS for accounting purpose is less than the amount for regulatory purpose. As of March 31, 2011, no additional reserve for bad debts is required since the recognized provision for accounting purpose exceeds the required provision for regulatory purpose.
7. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair Value and carrying value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		March 31, 2011				December 31, 2010
		Fair Value		Book Value		Fair Value		Book Value
Financial assets	Loans and receivables	~~W~~	161,789	~~W~~	161,789	~~W~~	155,209	~~W~~	155,209
Financial liabilities	Debentures		3,926,733		3,814,767		3,798,124		3,654,843
	Other financial liabilities		224,554		224,554		23,889		23,889

		~~W~~	4,151,287	~~W~~	4,039,321	~~W~~	3,822,013	~~W~~	3,678,732

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
The investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

			March 31, 2011			December 31, 2010
			Ownership	Carrying		Ownership	Carrying
Company	Country	Year-end date	(%)	value		(%)	value
Woori Bank	Korea	December, 31	100.0	~~W~~	13,621,824	100.0	~~W~~	13,621,824
Kwangju Bank	”	December, 31	99.9		976,284	99.9		976,284
Kyongnam Bank	”	December, 31	99.9		1,443,661	99.9		1,443,661
Woori FIS Co., Ltd. (*1)	”	December, 31	100.0		15,013	100.0		15,013
Woori Investment Securities Co., Ltd.	”	March, 31	35.0		754,782	35.0		754,782
Woori F&I Co., Ltd.	”	December, 31	100.0		166,563	100.0		166,563
Woori Asset Management Co., Ltd.	”	March. 31	100.0		67,456	100.0		67,456
Woori Private Equity Co., Ltd.	”	December, 31	100.0		24,246	100.0		24,246
Woori Financial Co., Ltd.	”	December, 31	52.5		207,346	52.5		207,346
Woori Aviva Life Insurance Co., Ltd. (*2)	”	March, 31	51.6		106,053	51.6		106,053
Woori FG savings bank (*3)	”	June, 30	100.0		110,000	—		—

				~~W~~	17,493,228		~~W~~	17,383,228

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.

(*2)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd is not included in the consolidating subsidiaries.

(*3)	Woori FG savings bank, a 100% owned subsidiary, was established in the three months ended March 31, 2011.

9. FIXED ASSETS
(1) Details of fixed assets are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,710	~~W~~	433	~~W~~	2,143
Accumulated depreciation		(1,333)		(308)		(1,641)

		377		125		502

<As of December 31, 2010>

	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,699	~~W~~	433	~~W~~	2,132
Accumulated depreciation		(1,243)		(296)		(1,539)

		456		137		593

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	456	~~W~~	137	~~W~~	593
Acquisition		11		—		11
Depreciation		(90)		(12)		(102)

Ending balance		377		125		502

<For the year ended December 31, 2010>

	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	552	~~W~~	132	~~W~~	684
Acquisition		123		49		172
Depreciation		(219)		(44)		(263)

Ending balance		456		137		593

10. INTANGIBLE ASSETS
(1) Details of intangible assets are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(91)		—		(127)

		2		16		15		33

<As of December 31, 2010>

	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(90)		—		(126)

		2		17		15		34

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

	Computer		Industrial		Membership
	software		property rights		deposit		Total
Beginning balance	~~W~~	2	~~W~~	17	~~W~~	15	~~W~~	34
Depreciation		—		(1)		—		(1)

Ending balance		2		16		15		33

<For the year ended December 31, 2010>

	Computer		Industrial		Membership
	Software		property rights		deposit		Total
Beginning balance	~~W~~	3	~~W~~	6	~~W~~	15	~~W~~	24
Acquisition		—		19		—		19
Depreciation		(1)		(8)		—		(9)

Ending balance		2		17		15		34

11. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Prepaid expenses	~~W~~	2,974	~~W~~	3,236
Plan assets		—		134
Others		198		—

	~~W~~	3,172	~~W~~	3,370

12. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Other financial liabilities
Accounts payables	~~W~~	1,573	~~W~~	2,102
Dividends payables		201,503		—
Accrued expenses		21,380		21,701
Withholdings		99		86

Total	~~W~~	224,555	~~W~~	23,889

Other liabilities
Withholding taxes		1,839		1,796
Others		161		130

Total	~~W~~	2,000	~~W~~	1,926

13. DEBENTURES AND BORROWINGS
(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance	Annual		March 31,		December 31,
	date	interest rate (%)	Maturity	2011		2010
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
Series 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
Series 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
Series 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
Series 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
Series 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		—		50,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
Series 29-1st bonds	May. 20, 2010	4.45	May. 20, 2013		30,000		30,000
Series 29-2nd bonds	May. 20, 2010	5.11	May. 20, 2015		220,000		220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013		50,000		50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015		250,000		250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov. 9, 2013		100,000		100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov. 9, 2014		150,000		150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014		50,000		—
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014		160,000		—

					3,820,000		3,660,000
Less: discounts on bonds payable					(5,233)		(5,157)

Total				~~W~~	3,814,767	~~W~~	3,654,843

All debentures above are to be paid in full at maturity.
(2) Details of transactions of limitation on borrowings are as follows (Unit: Korean Won in millions):

	Annual interest rate				March 31,	December 31,
	(%)	Maturity	Line of credit		2011	2010

Hana Bank	CD(3M)+2.5	Jul. 14, 2011	~~W~~	100,000	—	—
Kookmin Bank	5.30	Nov. 30, 2011		150,000	—	—

14. Provisions
The Company’s provisions as of March 31, 2011 and December 31, 2010 consist solely of retirement benefit obligation.
(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010 (*)
Retirement benefit obligation	~~W~~	4,085	~~W~~	3,544
Fair value of plan assets		(3,671)		(3,678)

	~~W~~	414	~~W~~	(134)

(*)	Since the fair value of plan assets at the end of prior year exceeds the present value of defined benefit obligation, the Company accounts for the excess as other assets.
(2) Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	~~W~~	3,544	~~W~~	2,075
Current service cost		432		290
Interest expense		46		82
Actuarial loss		202		689
Retirement benefit paid		(56)		(286)
Others		(83)		694

Ending balance	~~W~~	4,085	~~W~~	3,544

(3) Details of changes in plan assets are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	~~W~~	3,678	~~W~~	1,414
Expected gain on plan assets		59		78
Actuarial loss (gain)		(17)		3
Employer’s contributions		—		2,249
Retirement benefit paid		(49)		(66)

Ending balance	~~W~~	3,671	~~W~~	3,678

(4) Details of plan assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Equity instrument	~~W~~	106	~~W~~	107
Deposit		3,565		3,571

	~~W~~	3,671	~~W~~	3,678

(5) Details of the amounts recognized in profit or loss in accordance with defined benefit plan are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Current service cost	~~W~~	432	~~W~~	290
Interest expense		46		82
Expected gain on Plan assets		(59)		(78)
Actuarial loss		219		686

	~~W~~	638	~~W~~	980

(6) Details of actuarial assumptions used in retirement benefit obligation assessment are as follows:

	March 31, 2011	December 31, 2010
Discount rate	5.19%	5.23%
Inflation rate	3.00%	3.00%
Expected rate of return on Plan assets	6.55%	5.60%
Future wage growth rate	5.34%	5.34%
(7) Details of excess accumulation of retirement benefit plan are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010		January 31, 2010
Present value of retirement benefit obligation	~~W~~	4,085	~~W~~	3,544	~~W~~	2,075
Fair value of plan assets		(3,671)		(3,678)		(1,414)
Excess accumulation		414		(134)		661
15. CAPITAL STOCK AND SURPLUS
(1) The number of authorized shares is as follows (Unit: Korean Won except for shares):

	March 31, 2011		December 31, 2010
Authorized shares of common stock	2,400,000,000 shares		2,400,000,000 shares
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock	806,015,340 shares		806,015,340 shares
(2) Details of changes in the number of shares outstanding and capital stock of the Company for the period from its incorporation to March 31, 2011 are as follows (Unit: Korean Won in millions):

		Number of			Paid-in capital
		shares issued			in excess of
Date	Description	and outstanding	Capital stock		par value

2001. 3. 27	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
2002. 6. 12	Capital increase with consideration	36,000,000		180,000		58,645
2002	Exercise of stock warrants	4,356,188		21,781		—

2002. 12. 31		767,814,797		3,839,074		58,645

2003	Exercise of stock warrants	7,690,113		38,451		(574)

2003. 12. 31		775,504,910		3,877,525		58,071

2004	New issue of stock	8,571,262		42,856		14,126
	Exercise of conversion rights	12,379,386		61,897		12,118

2004. 12. 31		796,455,558		3,982,278		84,315

2005	Exercise of conversion rights	9,559,782		47,799		24,710
	Acquisition of common shares of Woori Asset Management	—		—		(24,537)

2006. 12. 31		806,015,340		4,030,077		84,488

2011. 3. 31		806,015,340	~~W~~	4,030,077	~~W~~	84,488

16. OTHER EQUITY
As of March 31, 2011 and December 31, 2010, the Company holds 2,561 shares (~~W~~18 million) of its treasury stock, acquired as a disposal of odd-lot when exchanging for stock of Woori Investment & Securities Co., Ltd.

17. RETAINED EARNINGS
Retained earnings consist of the following (Unit: Korean Won in millions)

	March 31, 2011		December 31, 2010
Earned surplus reserve	~~W~~	1,005,401	~~W~~	885,903
Voluntary reserve		8,256,000		7,379,000
Retained earnings carried forward		673,919		1,424,721

	~~W~~	9,935,320	~~W~~	9,689,624

18. RELATED PARTY TRANSACTIONS
Significant balances as of March 31, 2011 and December 31, 2010 and major transactions for the three months ended March 31, 2011 and the year ended December 31, 2010 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:
(1) Related parties

Government
related entity	Consolidated subsidiaries	Jointly controlled entites and associates
Korea deposit insurance corporation	Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Investment Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Private Equity Co., Ltd., Woori Financial Co., Ltd., Woori FG Savings bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia LTD., Woori China Bank, Woori Russia Bank, P.T. Bank Woori Indonesia, Korea BTL Infrastructure Fund, Woori Futures Co., Ltd., Woori Investment Securities Int’l Ltd., Woori Investment Securities (H.K.) Ltd., Woori Investment Securities America Inc., MARS First Private Equity Fund, MARS INS First, MARS Second Private Equity Fund, Woori Investment Asia PTE Ltd., Woori Absolute Partners PTE Ltd., Woori Absolute Asia Global Opportunity Fund, LG Investment Holding B.V.(Amsterdam) GG, Connacht Capital Market Investment, Woori Korindo Securities Indonesia, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd., Kumho Investment Bank Trust of treasury stock, Woori EL Co., Ltd., Woori Investment advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ 2010 No. 3 Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund, Woori Bank principal and interest Trust and 2 principal and interest trusts, TY Second Asset Securitization Specialty and 45 SPCs for the rest, KTB Smart 90 Private Equity Securities 2nd and 61 beneficiary certificates for the rest.	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund I, Korea Credit Bereau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Woori Renaissance Holdings, Bonghwang Semiconductor Yuhan Gongsa, Sampyo Foods Co., Ltd., Seoul Lakeside Co., Ltd., Woori SB Fifth Asset Securitization Specialty and 24 SPCs for the rest.

(2) Significant account balances with consolidating entities are as follows: (Unit: Korean Won in millions):

		March 31,		December 31,
		2011		2010
Assets	Woori Bank	~~W~~	2,659	~~W~~	—	Discount on present value of deposits
			32,502		32,502	Leasehold deposits
			400,821		65,346	Cash and Cash equivalents
			70,000		98	Bank deposits
			362		40	Interest receivables
			2,659		—	Prepaid expenses
			108,315		112,994	Other receivables
	Kyongnam Bank		50,000		—	Bank deposits
			33		—	Interest receivables
	Kwangju Bank		36,000		—	Bank deposits
			24		—	Interest receivables
	Woori FIS		1,326		1,326	Other receivables
	Woori PE		310		185	Other receivables
	Woori Asset Management		1,045		1,045	Other receivables
	Woori Financial		1,000		1,000	Short-term loans
	Woori F&I		10,692		6,605	Other receivables
	Woori Credit Information		715		526	Other receivables
	Woori AMC		2,499		1,397	Other receivables

		~~W~~	720,962	~~W~~	223,064

Liabilities	Woori Bank	~~W~~	294	~~W~~	369	Other payables
			3,671		3,678	Retirement plan assets
	Woori FIS		179		158	Other payables

		~~W~~	4,144	~~W~~	4,205

(3) Significant account balances with related parties, outside the scope of consolidating entities are as follows (Unit: Korean Won in millions):

		March 31,		December 31,
		2011		2010
Assets	Woori Aviva Life Insurance Co., Ltd.	~~W~~	532	~~W~~	323	Other receivables

(4) Significant transactions with consolidating entities (Unit: Korean Won in millions):

		Three months ended March 31,
		2011		2010
Revenues	Woori Bank	~~W~~	14,731	~~W~~	—	Royalty
			603		123	Bank deposits
			282		—	Interest related to leasehold deposits
			387,725		—	Dividends
	Kyongnam Bank		350		—	Royalty
			33		—	Bank deposits
			50,503		—	Dividends
	Kwangju Bank		235		—	Royalty
			24		1	Bank deposits
			36,912		—	Dividends
	Woori Financial		97		—	Royalty
			12		1,349	Other interest on loans
			5,078		—	Dividends
	Woori FIS		107		—	Royalty
	Woori F&I		17		—	Royalty
			—		395	Other interest on loans
			20,220		—	Dividends
	Woori Investment & Secrities		2,096		—	Royalty
	Woori Asset Management		17		—	Royalty
	Woori PE		2		—	Royalty

		~~W~~	519,044	~~W~~	1,868

Expenses	Woori Bank	~~W~~	188	~~W~~	—	Maintenance expenses
			282		182	Rent
			76		—	Retirement benefit
	Woori FIS		446		501	Service Fees

		~~W~~	992	~~W~~	683

(5) Significant transactions with related parties outside the scope of consolidating entities are as follows (Unit: Korean Won in millions):

		Three months ended March 31,
		2011		2010
Revenues	Woori Aviva Life Insurance Co., Ltd.	~~W~~	161	~~W~~	—	Royalty
(6) Executive compensation are as follows (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Short-term employee benefits	~~W~~	1,083	~~W~~	940
Retirement benefit		133		4

	~~W~~	1,216	~~W~~	944

19. NET INTEREST INCOME
Interest income and expense occurred are as follows (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Interest incomes
Interest on due from banks	~~W~~	660	~~W~~	124
Interest on loans		12		1,744
Interest on other assets		282		422

Total	~~W~~	954	~~W~~	2,290

Interest expenses
Interest expenses on borrowings		35		856
Interest expenses on debentures		56,641		60,263

Total	~~W~~	56,676	~~W~~	61,119

All interest income incurred from performing financial assets as there were no impaired financial assets for the three months ended March 31, 2011 and 2010.
20. OTHER OPERATING INCOME
(1) Details of recognized other operating revenues and expenses as follows (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Other operating incomes	~~W~~	8	~~W~~	3
Other operating expenses:
Donation		1,955		154
Selling and administrative expenses		10,531		7,539

Total	~~W~~	(12,478)	~~W~~	(7,690)

(2) Details of selling and administrative expenses incurred are as follows (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Short term employee benefits	~~W~~	4,490	~~W~~	4,065
Retirement benefit		638		349
Fringe benefits		502		401
Compensation of actual expense		291		179
Traveling expenses		253		153
Operating promotion expenses		318		264
Rent		373		487
Maintenance expense		208		214
Depreciation		102		65
Amortization expenses		1		2
Advertising		1,759		59
Taxes and dues		110		98
Insurance premium		84		96
Others		1,402		1,107

Total	~~W~~	10,531	~~W~~	7,539

21. IMPAIRMENT LOSS ON CREDIT LOSS
Impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Bad debt expenses	~~W~~	—	~~W~~	—
Reversal of provision for bad debts		—		(242)
22. NON-CASH TRANSACTIONS
A major non-cash transaction that is not included in the separate statements of cash flows is the declared dividend of ~~W~~201,503 million and ~~W~~80,601 million, which has not been paid during the three months ended March 31, 2011 and 2010, respectively.
23. EARNINGS PER COMMON SHARE (EPS)
Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding (Unit: Korean Won in millions):

	Three months ended March 31,
	2011		2010
Net income on common shares	~~W~~	447,199,403,488	~~W~~	314,423,794,430
Weighted average number of common shares outstanding	806,012,779 shares		806,012,780 shares
Basic net income per common shares	~~W~~	555	~~W~~	390
24. INSURANCE
As of March 31, 2011, the Company carries director & officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million and ~~W~~561 million, respectively.
25. PUBLIC SALE NOTICE OF THE COMPANY STOCK
The KDIC posted the public sale notice of the Company stock on May 18, 2011. The entire portion of KDIC-owned shares, which comprise 56.97% of total issued common shares of the Company, is subject to sale.

26. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and March 31, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the three months ended March 31, 2010, which are comparatively presented, had been prepared in accordance with Korean GAAP but have been restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with its opening K-IFRS statement of financial position at the date of transition, January 1, 2010 and the effects of the transition from Korean GAAP to K-IFRS for the Company’s financial position, management performance and cash flows are as follows:
(1) Significant differences between K-IFRS and Korean GAAP

		K-IFRS	Korean GAAP
First time adoption of K-IFRS	Business combination	The Company elected not to apply K-IFRS 1103Business Combinations retrospectively to past business combinations incurred prior to the transition date.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net carrying value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Restoration liabilities included in the cost of fixed assets	Changes in a restoration liability at the transition date are added to or deducted from the cost of fixed assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

		K-IFRS	Korean GAAP
First time adoption of K-IFRS	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net carrying value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

	Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

	Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

	Evaluation of Goodwill	No amortization but impairment testing	Straight line method within 20 years

	Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

	Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss (including items designated at FVTPL), available-for-sale financial assets, held-to-maturity investments, loans and receivables. And financial liabilities consist of financial liabilities at FVTPL (including items designated at FVTPL) and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and other liabilities.

	Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loans and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

	K-IFRS	Korean GAAP
Provision for Bad Debts	Provision should be recorded when objective evidence of impairment exists.	Provision for doubtful accounts to cover estimated losses on loans, which is based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss provision established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property to earn rentals is treated as an investment property.	Property to earn rentals is treated as a Fixed asset.

Evaluation of Fixed Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Changes in Depreciation Method	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of provision for guarantee loss or amortized cost.	Not applicable

	K-IFRS	Korean GAAP
Liability/Equity Classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders.

Foreign Currency Translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.
(2) Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	23,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,267
Loans and receivables		171,038		(865)		(149)		(1,014)		170,024	a
Investments in subsidiaries and associates		17,350,078		—		—		—		17,350,078
Fixed assets		415		—		270		270		685	b
Intangible assets		8		15		—		15		23	a
Other assets		322		850		—		850		1,172	a

Total assets	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Borrowings	~~W~~	60,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,000
Debentures		3,744,156		—		—		—		3,744,156
Provisions		762		—		(101)		(101)		661	c
Other financial liabilities		18,903		—		382		382		19,285	d
Other liablities		385		—		—		—		385

Total liabilities		3,824,206		—		281		281		3,824,487

Captial stock		4,030,077		—		—		—		4,030,077
Capital surplus		179,488		(95,000)		—		(95,000)		84,488	e
Other capital		1,165,172		(1,165,191)		—		(1,165,191)		(19)	f
Retained earnings		8,346,185		1,260,191		(160)		1,260,031		9,606,216

Total capital		13,720,922		—		(160)		(160)		13,720,762

Total liabilities and capital	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

a. Loans and receivables
Prepaid rental deposits of ~~W~~850 million and membership deposits of ~~W~~15 million under Korean GAAP were reclassified into other assets and intangible assets under K-IFRS, respectively. A decrease in net assets of ~~W~~149 million was attributable to the different amount of provisions for loans and receivables.
b. Fixed assets
Fixed assets under K-IFRS increased by ~~W~~270 million due to the changes in the depreciation method.
c. Provisions
Provisions under K-IFRS decreased by ~~W~~101 million due to the measurement of defined benefit obligations using the actuarial method.
d. Other financial liabilities
Accrued expenses increased by ~~W~~382 million due to the recognition of annual leave compensation.
e. Capital surplus
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~95,000 million in capital surplus, recorded using the equity method under Korean GAAP, was transferred to retained earnings.
f. Other capital
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~1,165,191 million in capital adjustment and other comprehensive income, recorded using the equity method under Korean GAAP, was transferred to retained earnings.

‚ Summary of the effects on the financial position as of March 31, 2010 and total comprehensive income for the three months ended March 31, 2010 (Unit: Korean Won in millions):
<Financial position>

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	312,986	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	312,986
Loans and receivables		135,183		(443)		(106)		(549)		134,634	a, b
Investments in subsidiaries and associates		17,546,039		—		(195,961)		(195,961)		17,350,078	d
Fixed assets		378		—		245		245		623	c
Intangible assets		21		15		—		15		36	b
Other assets		465		428		—		428		893	b

Total assets	~~W~~	17,995,072	~~W~~	—	~~W~~	(195,822)	~~W~~	(195,822)	~~W~~	17,799,250

Debentures	~~W~~	3,744,899	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,744,899
Provisions		901		—		(74)		(74)		827	e
Other financial liablities		98,386		—		235		235		98,621	f
Other liablities		319		—		—		—		319

Total liabilities		3,844,505		—		161		161		3,844,666

Capital stock		4,030,077		—		—		—		4,030,077
Capital surplus		179,868		(95,000)		(380)		(95,380)		84,488	d, g
Other capital		1,103,157		(1,165,191)		62,016		(1,103,175)		(18)	d, h
Retained earnings		8,837,465		1,260,191		(257,619)		1,002,572		9,840,037

Total capital		14,150,567		—		(195,983)		(195,983)		13,954,584

Total liabilities and capital	~~W~~	17,995,072	~~W~~	—	~~W~~	(195,822)	~~W~~	(195,822)	~~W~~	17,799,250

<Total comprehensive income>

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(59,251)	~~W~~	422	~~W~~	—	~~W~~	422	~~W~~	(58,829)
Interest income		1,868		422		—		422		2,290	B
Interest expense		61,119		—		—		—		61,119

Net fees income		(889)		—		—		—		(889)
Dividends income		—		—		381,590		381,590		381,590	C
Credit loss impairment		(200)		—		(42)		(42)		(242)	A
Other operating income		(7,365)		(422)		96		(326)		(7,691)	b, c

Operating Income		(67,305)		—		381,728		381,728		314,423
Share of profits of subsidiaries and associates		640,322		—		(640,322)		(640,322)		—	e

Net profit before taxes		573,017		—		(258,594)		(258,594)		314,423
Tax expense		—		—		—		—		—

Net profit		573,017		—		(258,594)		(258,594)		314,423
Other comprehensive income		(60,519)		—		60,519		60,519		—

Total comprehensive income	~~W~~	512,498	~~W~~	—	~~W~~	(198,075)	~~W~~	(198,075)	~~W~~	314,423

a. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~42 million under K-IFRS, which resulted in a difference in provision for bad debts and net assets by ~~W~~106 million as of March 31, 2010.
b. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount of ~~W~~422 million was recorded as interest income and other operating income (selling and administrative expenses) for the three months ended March 31, 2010. Prepaid rental deposits of ~~W~~428 million and membership deposits of ~~W~~16 million included in loans and receivables under Korean GAAP were reclassified into other assets and intangible assets under K-IFRS, respectively.
c. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense during the three months ended March 31, 2010 increased other operating income (selling and administrative expenses) by ~~W~~24 million. Accordingly, net assets increased ~~W~~246 million as of March 31, 2010.
d. Investments in subsidiaries and associates
Investment securities in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~640,322 million, capital surplus of ~~W~~(-)380 million, retained earnings of ~~W~~1,136 million and other capital of ~~W~~62,016 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~381,590 million from those investment securities were recognized as dividends income under K-IFRS and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~195,961 million.
e. Provisions
Additional accrued defined benefit obligation of ~~W~~1 million for the three months ended March 31, 2010 has been reflected in other operating income under K-IFRS. Provisions under K-IFRS decreased by ~~W~~74 million due to the measurement of defined benefit obligations as of March 31, 2010.
f. Other financial liabilities
Other financial liabilities increased by ~~W~~235 million due to the recognition of annual paid compensation.
g. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~95,000 million from capital surplus to retained earnings and a decrease in gain or loss on equity method investment securities by ~~W~~380 million that had been recognized in capital under Korean GAAP.
h. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings and an increase in gain or loss on equity method investment securities by ~~W~~62,016 million that had been recognized in capital under Korean GAAP.

ƒ Summary of the effects on the financial position as of December 31, 2010 and total comprehensive income for the year ended December 31, 2010 (Unit: Korean Won in millions)
<Financial position>

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	65,444	~~W~~	(98)	~~W~~	—	~~W~~	(98)	~~W~~	65,346	a
Loans and receivables		158,068		(2,858)		(1)		(2,859)		155,209	a, b, c
Investments in subsidiaries and associates		18,175,265		—		(792,037)		(792,037)		17,383,228	e
Fixed assets		420		—		173		173		593	d
Intangible assets		19		15		—		15		34	c
Other assets		1,730		3,075		(1,435)		1,640		3,370	c, f
Deferred tax asset		—		—		1,128		1,128		1,128	g

Total assets	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

Debentures	~~W~~	3,654,843	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,654,843
Provisions		50		134		(184)		(50)		—	f
Current tax liability		124,078		—		—		—		124,078
Other financial liablities		23,889		—		—		—		23,889
Other liablities		1,926		—		—		—		1,926
Deferred income tax liabilities		57,347		—		(57,347)		(57,347)		—	g

Total liabilities		3,862,133		134		(57,531)		(57,397)		3,804,736

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		158,608		(95,000)		20,881		(74,119)		84,489	e, g, h
Other capital		887,061		(1,165,191)		278,112		(887,079)		(18)	e, g, i
Retained earnings		9,463,067		1,260,191		(1,033,634)		226,557		9,689,624

Total capital		14,538,813		—		(734,641)		(734,641)		13,804,172

Total liabilities and capital	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

<Total comprehensive income>

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(236,410)	~~W~~	474	~~W~~	—	~~W~~	474	~~W~~	(235,936)
Interest income		8,525		474		—		474		8,999	c
Interest expense		244,935		—		—		—		244,935

Net fees income		29,982		—		—		—		29,982
Dividends income		—		—		407,130		407,130		407,130	e
Credit loss impairment		695		—		148		148		843	b
Other operating income		(37,597)		(474)		(1,066)		(1,540)		(39,137)	c, d

Operating income		(243,330)		—		406,212		406,212		162,882
Share of profits of subsidiaries and associates		1,455,070		—		(1,455,070)		(1,455,070)		—	e

Net profit before taxes		1,211,740		—		(1,048,858)		(1,048,858)		162,882
Tax expense		(16,761)		—		17,889		17,889		1,128	g

Net profit		1,194,979		—		(1,030,969)		(1,030,969)		164,010
Other comprehensive income		(267,723)		—		267,723		267,723		—

Total comprehensive income	~~W~~	927,256	~~W~~	—	~~W~~	(763,246)	~~W~~	(763,246)	~~W~~	164,010

a. Cash and cash equivalents
Due from banks, amounting to ~~W~~98 million, included in cash and cash equivalents under Korean GAAP were reclassified into loans and receivables under K-IFRS.
b. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~148 million under K-IFRS, resulted in a difference in provision for bad debts and net assets by ~~W~~1 million as of December 31, 2010.
c. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount amounting to ~~W~~555 million was recorded as interest income and other operating income (selling and administrative expenses). Prepaid rental deposits included in loans and receivables amounting to ~~W~~2,941 million is reclassified into other assets, and membership deposits amounting to ~~W~~15 million included in loans and receivables is reclassified into intangible assets. Under K-IFRS, acquisition costs incurred for business combination are expensed when the related service is rendered and, as a result, other assets decreased and other operating expenses increased by ~~W~~1,435 million, and deferred tax assets increased and tax expense decreased due to the related tax effects amounting to ~~W~~316 million.
d. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense in 2010 decreased selling and administrative expense by ~~W~~97 million. As a result, net assets at March 31, 2010 increased by ~~W~~173 million.
e. Investments in subsidiaries and associates
Investments in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~1,455,070 million, capital surplus of ~~W~~1,581 million, retained earnings of ~~W~~2,503 million and other capital of ~~W~~(-)259,986 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~407,130 million from those investment securities were recognized as dividends income and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~792,037 million.

f. Provisions
Additional accrued defined benefit obligations of ~~W~~83 million for the year ended December 31, 2010 has been reflected in other operating income under K-IFRS. Provisions under K-IFRS decreased by ~~W~~184 million due to the measurement of defined benefit obligations as of December 31, 2010 and the excess amounts of plan assets over retirement benefit obligations amounting to ~~W~~134 million were transferred to other asset.
g. Deferred tax assets and liabilities
Due to the different treatments in deferred tax under Korean GAAP and K-IFRS, deferred tax assets increased by ~~W~~812 million and deferred tax liabilities decreased by ~~W~~57,347 million. As a result, capital surplus, other capital and income tax expense decreased by ~~W~~22,461 million, ~~W~~(-)18,125 million and ~~W~~17,573 million, respectively.
h. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~95,000 million from capital surplus to retained earnings. Also, capital surplus decreased by ~~W~~1,581 million due to loss on valuation using the equity method under Korean GAAP and increased by ~~W~~22,461 million due to the related deferred tax effects.
i. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings. Also, other capital increased by ~~W~~259,985 million due to gain on valuation using the equity method under Korean GAAP and increased by ~~W~~18,125 million due to the related deferred tax effects.
(3) Details of cash flow adjustments
In accordance with K-IFRS, the Company adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income and current tax that were not presented separately under Korean GAAP.

27. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
(3) In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
Report on the consolidated financial statements
We have reviewed the accompanying consolidated financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the statements of financial position as of March 31, 2011 and December 31, 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the consolidated financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting, and the requirements of K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standard , relevant to interim financial reporting.
May 25, 2011
Notice to Readers
This report is effective as of May 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS
Cash and cash equivalents	￦	3,998,478	￦	3,483,407	US$	3,611,342	US$	3,146,141
Financial assets at fair value through profit or loss (Notes 6, 7 and 11)		21,747,872		21,836,947		19,642,225		19,722,676
Available-for-sale financial assets (Notes 8, 11 and 41)		22,470,184		22,344,698		20,294,603		20,181,266
Held-to-maturity financial assets (Notes 9 and 11)		20,915,352		19,885,559		18,890,311		17,960,223
Loans and receivables (Notes 6, 10, 11, 29 and 41)		232,301,333		217,108,796		209,809,730		196,088,147
Investments in jointly controlled entities and associates (Note 12)		678,695		744,844		612,983		672,728
Investment properties (Note 13)		500,945		643,271		452,443		580,989
Fixed assets (Notes 14 and 18)		3,106,643		3,097,378		2,805,855		2,797,487
Intangible assets (Notes 15 and 42)		485,412		295,136		438,414		266,561
Other assets (Notes 16,18 and 41)		471,722		378,858		426,049		342,177
Prepaid tax expense		5,626		9,568		5,081		8,642
Deferred tax assets		80,870		58,705		73,040		53,021
Derivative assets (Notes 11 and 25)		113,474		131,511		102,487		118,778
Assets held for sale(Note 17)		136,512		87,926		123,296		79,413

	￦	307,013,118	￦	290,106,604	US$	277,287,859	US$	262,018,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Financial liability at fair value through profit or loss (Notes 11 and 19)	￦	8,971,976	￦	8,838,281	US$	8,103,302	US$	7,982,551
Deposits due to customers (Notes 11, 20 and 41)		190,616,025		185,427,625		172,160,427		167,474,372
Borrowings (Notes 11 and 21)		34,615,419		34,265,662		31,263,926		30,948,033
Debentures (Notes 11 and 21)		29,800,470		29,110,640		26,915,164		26,292,124
Provisions (Notes 22 and 23)		915,797		831,004		827,129		750,546
Tax liability		214,011		173,960		193,290		157,117
Other financial liabilities (Notes 11, 24 and 41)		19,766,081		10,536,622		17,852,313		9,516,458
Other liabilities (Notes 24 and 41)		581,126		399,189		524,861		360,539
Deferred tax liabilities		448,403		212,534		404,989		191,957
Derivative liabilities (Notes 11 and 25)		4,585		5,339		4,141		4,822

	￦	285,933,893	￦	269,800,856	US$	258,249,542	US$	243,678,519

SHAREHOLDERS’ EQUITY:
Common stock (Note 26)	￦	4,030,077	￦	4,030,077	US$	3,639,882	US$	3,639,882
Capital surplus (Note 26)		179,709		180,105		162,309		162,667
Other equity (Note 27)		1,463,409		1,043,013		1,321,721		942,028
Retained earnings (Note 28)		10,790,451		10,489,339		9,745,710		9,473,753

		16,463,646		15,742,534		14,869,622		14,218,330

Non-controlling interests		4,615,579		4,563,214		4,168,695		4,121,400

		21,079,225		20,305,748		19,038,317		18,339,730

	￦	307,013,118	￦	290,106,604	US$	277,287,859	US$	262,018,249

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions, except for earning				(In thousands, except for earning
	per share data)				per share data)
NET INTEREST INCOME (Notes 31 and 41)	￦	1,764,368	￦	1,724,603	US$	1,593,540	US$	1,557,626
Interest income		3,588,539		3,645,256		3,241,094		3,292,319
Interest expense		1,824,171		1,920,653		1,647,554		1,734,693
NET FEES INCOME(Notes 32 and 41)		313,317		271,873		282,981		245,550
Fees income		432,206		399,378		390,359		360,710
Fees expense		118,889		127,505		107,378		115,160
Dividends (Note 33)		83,633		49,511		75,536		44,717
Gain on financial instruments at FVTPL (Note 34)		52,152		121,243		47,103		109,504
Gain(loss) on available-for-sale financial assets (Note 35)		(11,391)		372,806		(10,288)		336,711
Gain(loss) on held-to-maturity financial assets		—		21		—		20
IMPAIRMENT LOSS ON CREDIT LOSS (Note 36)		452,560		55,561		408,743		50,182
OTHER NET OPERATING EXPENSES (Notes 37 and 41)		(946,844)		(963,197)		(855,170)		(869,939)

OPERATING INCOME		802,675		1,521,299		724,959		1,374,007
Share of profits of jointly controlled entities and associates (Note 12)		45,847		11,835		41,408		10,688

NET INCOME BEFORE INCOME TAX EXPENSE		848,522		1,533,134		766,367		1,384,695
INCOME TAX EXPENSE (Note 38)		213,214		295,214		192,570		266,631

NET INCOME		635,308		1,237,920		573,797		1,118,064

Net income attributable to shareholders		502,616		1,092,309		453,952		986,551
Net income attributable to the non-controlling interests		132,692		145,611		119,845		131,513
OTHER COMPREHENSIVE INCOME, NET OF TAX		437,207		(79,218)		394,876		(71,548)

Gain(loss) on available-for-sale financial assets		480,606		(57,032)		434,073		(51,510)
Share of other comprehensive income(loss) of jointly controlled entities and associates		(20,673)		5,890		(18,671)		5,320
Loss on overseas business translation		(28,161)		(30,672)		(25,434)		(27,702)
Gain on valuation of cashflow hedge		5,435		2,596		4,908		2,344

TOTAL COMPREHENSIVE INCOME		1,072,515		1,158,702		986,673		1,046,516

Comprehensive income attribute to shareholders		933,032		1,024,562		842,695		925,363
Comprehensive income attribute to the non-controlling interests		139,483		134,140		125,978		121,153

BASIC EARNINGS PER SHARE (Note 39)	￦	624	￦	1,355	US$	0.56	US$	1.22

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Other equity
											Investments in
					Gain(loss) on		Gain(loss) on		Loss on		using jointly
					available-for-		valuation of		overseas		controlled
	Common		Capital		sale financial		cashflow		business		entities and					Retained		Shareholders’		Non-controlling
Korean won in millions	stock		surplus		assets		hedge		translation		associates	Others		Sub-total		earnings		equity		interests		Total Equity

January 1, 2010	￦	4,030,077	￦	180,473	￦	1,259,141	￦	(5,112)	￦	(377)	￦ 46,080	￦	(54,191)	￦	1,245,541	￦	9,280,347	￦	14,736,438	￦	4,476,411	￦	19,212,849
Dividends		—		—		—		—		—	—		—		—		(80,601)		(80,601)		(3,624)		(84,225)
Changes in capital surplus		—		(4)		—		—		—	—		—		—		—		(4)		—		(4)
Valuation of available-for-sale financial assets		—		—		(48,281)		—		—	—		—		(48,281)		—		(48,281)		(8,751)		(57,032)
Overseas business translation		—		—		—		—		(25,770)	—		—		(25,770)		—		(25,770)		(4,902)		(30,672)
Cashflow hedge		—		—		—		483		—	—		—		483		—		483		2,113		2,596
Changes in equity of jointly controlled entities and associates		—		—		—		—		—	5,821		—		5,821		—		5,821		69		5,890
Changes in other equity		—		—		—		—		—	—		(877)		(877)		—		(877)		(34)		(911)
Other reclassification		—		—		—		—		—	—		—		—		(686)		(686)		—		(686)
Changes in equity of non-controlling equity		—		—		—		—		—	—		—		—		—		—		(2,301)		(2,301)
Changes in hybrid equity securities				—		—		—		—	—		—		—		—		—		(42,495)		(42,495)
Net income		—		—		—		—		—	—		—		—		1,092,309		1,092,309		145,611		1,237,920

March 31, 2010	￦	4,030,077	￦	180,469	￦	1,210,860	￦	(4,629)	￦	(26,147)	￦ 51,901	￦	(55,068)	￦	1,176,917	￦	10,291,369	￦	15,678,832	￦	4,562,097	￦	20,240,929

January 1, 2011	￦	4,030,077	￦	180,105	￦	1,092,213	￦	1,187	￦	(16,221)	￦ 24,970	￦	(59,136)	￦	1,043,013	￦	10,489,339	￦	15,742,534	￦	4,563,214	￦	20,305,748
Dividends		—		—		—		—		—	—		—		—		(201,504)		(201,504)		(4,591)		(206,095)
Changes in capital surplus		—		(109)		—		—		—	—		—		—		—		(109)		(17,187)		(17,296)
Valuation of available-for-sale financial assets		—		(287)		—		—		—	—		—		—		—		(287)		(112)		(399)
Overseas business translation		—		—		471,973		—			—		—		471,973		—		471,973		8,633		480,606
Cashflow hedge		—		—				—		(23,538)	—		—		(23,538)		—		(23,538)		(4,623)		(28,161)
Changes in equity of jointly controlled entities and associates		—		—		—		2,290		—	—		—		2,290		—		2,290		3,145		5,435
Changes in other equity		—		—		—		—		—	(20,309)		—		(20,309)		—		(20,309)		(364)		(20,673)
Other reclassification		—		—		—		—		—	—		(10,020)		(10,020)		—		(10,020)		—		(10,020)
Changes in equity of non-controlling equity		—		—		—		—		—	—		—		—		—		—		(23,314)		(23,314)
Changes in hybrid equity securities		—		—		—		—		—	—		—		—		—		—		(41,914)		(41,914)
Net income		—		—		—		—		—	—		—		—	￦	502,616		502,616		132,692		635,308

March 31, 2011	￦	4,030,077	￦	179,709	￦	1,564,186	￦	3,477	￦	(39,759)	￦ 4,661	￦	(69,156)	￦	1,463,409	￦	10,790,451	￦	16,463,646	￦	4,615,579	￦	21,079,225

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Other equity
							Gain(loss)				Investments in
					Gain(loss) on		on		Loss on		using jointly
					available-for-		valuation of		overseas		controlled										Non-
	Common		Capital		sale financial		cashflow		business		entities and						Retained		Shareholders’		controlling
U.S dollars in thousands	stock		surplus		assets		hedge		translation		associates		Others		Sub-total		earnings		equity		interests		Total Equity

January 1, 2010	US$	3,639,882	US$	162,999	US$	1,137,230	US$	(4,617)	US$	(340)	US$	41,618	US$	(48,944)	US$	1,124,947	US$	8,381,816	US$	13,309,644	US$	4,043,001	US$	17,352,645
Dividends		—		—		—		—		—		—		—		—		(72,797)		(72,797)		(3,273)		(76,070)
Changes in capital surplus		—		(3)		—		—		—		—		—		—		—		(3)		—		(3)
Valuation of available-for-sale financial assets		—		—		(43,606)		—		—		—		—		(43,606)		—		(43,606)		(7,904)		(51,510)
Overseas business translation		—		—		—		—		(23,275)		—		—		(23,275)		—		(23,275)		(4,427)		(27,702)
Cashflow hedge		—		—		—		436		—		—		—		436		—		436		1,908		2,344
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		5,257		—		5,257		—		5,257		62		5,319
Changes in other equity		—		—		—		—		—		—		(792)		(792)		—		(792)		(30)		(822)
Other reclassification		—		—		—		—		—		—		—		—		(620)		(620)		—		(620)
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(2,078)		(2,078)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(38,381)		(38,381)
Net income		—		—		—		—		—		—		—		—		986,551		986,551		131,513		1,118,064

March 31, 2010	US$	3,639,882	US$	162,996	US$	1,093,624	US$	(4,181)	US$	(23,615)	US$	46,875	US$	(49,736)	US$	1,062,967	US$	9,294,950	US$	14,160,795	US$	4,120,391	US$	18,281,186

January 1, 2011	US$	3,639,882	US$	162,667	US$	986,464	US$	1,072	US$	(14,650)	US$	22,552	US$	(53,410)	US$	942,028	US$	9,473,753	US$	14,218,330	US$	4,121,400	US$	18,339,730
Dividends		—		—		—		—		—		—		—		—		(181,994)		(181,994)		(4,146)		(186,140)
Changes in capital surplus		—		(99)		—		—		—		—		—		—		—		(99)		(15,523)		(15,622)
Valuation of available-for-sale financial assets		—		(259)		—		—		—		—		—		—		—		(259)		(101)		(360)
Overseas business translation		—		—		426,276		—		—		—		—		426,276		—		426,276		7,797		434,073
Cashflow hedge		—		—		—		—		(21,260)		—		—		(21,260)		—		(21,260)		(4,175)		(25,435)
Changes in equity of jointly controlled entities and associates		—		—		—		2,068		—		—		—		2,068		—		2,068		2,840		4,908
Changes in other equity		—		—		—		—		—		(18,342)		—		(18,342)		—		(18,342)		(329)		(18,671)
Other reclassification		—		—		—		—		—		—		(9,050)		(9,050)		—		(9,050)		—		(9,050)
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(21,057)		(21,057)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(37,856)		(37,856)
Net income		—		—		—		—		—		—		—		—		453,952		453,952		119,845		573,797

March 31, 2011	US$	3,639,882	US$	162,309	US$	1,412,740	US$	3,140	US$	(35,910)	US$	4,210	US$	(62,460)	US$	1,321,720	US$	9,745,711	US$	14,869,622	US$	4,168,695	US$	19,038,317

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjusted net income	￦	(1,132,171)	￦	(386,591)	US$	(1,022,554)	US$	(349,161)

Net income		502,616		1,092,309		453,952		986,551
Income tax expense		213,214		295,214		192,570		266,631
Interest income		(3,588,539)		(3,645,256)		(3,241,094)		(3,292,319)
Interest expense		1,824,171		1,920,653		1,647,554		1,734,693
Dividend income		(83,633)		(49,511)		(75,536)		(44,717)
Addition of expenses not involving cash outflows:
Post-employment benefits		41,751		28,542		37,709		25,779
Depreciation and amortization		67,507		66,701		60,971		60,243
Loss on available-for-sale financial assets, net		11,391		—		10,288		—
Impairment loss on credit loss		452,560		55,561		408,743		50,182
Loss on disposal of loans and receivables		27,855		243		25,158		219
Loss on disposal of investments in jointly controlled entities and associates		—		18		—		16
Loss on disposal of fixed assets and other assets		1,163		436		1,050		394
Impairment loss on fixed assets and other assets		964		1,846		871		1,667
Loss on transaction of derivative instruments		1,984		570		1,792		515
Loss on valuation of derivative instruments		24,324		5,322		21,969		4,807
Provisions		7,420		5,676		6,701		5,126

Deduction of revenues not involving cash inflows:
Share of profits of jointly controlled entities and associates		45,847		11,835		41,408		10,688
Gain on available-for-sale financial assets, net		—		372,806		—		336,711
Gain on held-to-maturity financial assets, net		—		21		—		20
Gain on disposal of loans and receivables		7,218		15,638		6,518		14,124
Gain on disposal of investments in jointly controlled entities and associates		33,289		—		30,066
Gain on disposal of fixed assets and other assets		3,459		2,015		3,124		1,820
Reversal of impairment loss on fixed assets and other assets		2,315		567		2,091		512
Gain on transaction of derivative instruments		—		1,588		—		1,434
Gain on valuation of derivative instruments		8,080		51,540		7,298		46,550
Reversal of provisions		8,639		13,972		7,803		12,619

Changes in operating assets and liabilities:
Increase in financial instruments at fair value through profit or loss		(2,790,648)		(841,609)		(2,520,455)		(760,124)
Decrease(increase) in loans and receivables		(10,324,176)		914,332		(9,324,581)		825,806
Increase in other assets		(2,981,500)		(67,449)		(2,692,829)		(60,919)
Decrease in provisions		(9,961)		(56,667)		(8,996)		(51,180)
Increase in other financial liabilities		9,294,973		6,733,283		8,395,026		6,081,361
Increase(decrease) in other liabilities		171,339		(429,675)		154,750		(388,074)
(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

					Translation into
	Korean won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
Income tax paid	￦	(76,917)	￦	3,911	US$	(69,470)	US$	3,532
Interest revenue received		3,594,270		3,590,925		3,246,270		3,243,249
Interest expense paid		(1,879,976)		(1,880,618)		(1,697,955)		(1,698,535)
Dividend received		71,681		39,637		64,741		35,799

Net cash provided by(used in) operating activities		(5,535,014)		7,314,412		(4,999,109)		6,606,224

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in available-for-sale financial assets and held-to-maturity financial assets		1,464,596		(4,243,913)		1,322,792		(3,833,014)
Net decrease in investment properties		126,005		14,210		113,805		12,834
Net decrease in investments in jointly controlled entities and associates		119,247		(2,653)		107,701		(2,396)
Disposal of fixed assets		72,058		5,625		65,081		5,081
Disposal of intangible assets		3,991		110		3,605		99
Disposal of assets held for sale		34,438		16		31,104		14
Net increase in due from banks		(2,509,574)		(3,642,995)		(2,266,595)		(3,290,277)
Acquisition of fixed assets		(111,000)		(43,821)		(100,253)		(39,578)
Acquisition of intangible assets		(167,186)		(7,072)		(150,998)		(6,387)

Net cash used in investing activities		(967,425)		(7,920,493)		(873,758)		(7,153,624)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease(increase) in hedging derivatives		1,992		(12,758)		1,798		(11,523)
Net increase in deposits due to customers		5,138,400		1,278,484		4,640,896		1,154,700
Net increase in borrowings		1,448,468		248,875		1,308,226		224,779
Net increase in debentures		587,688		—		530,788		—
Net decrease in bonds issued		—		(2,124,502)		—		(1,918,806)
Dividends paid		(201,504)		(80,601)		(181,994)		(72,797)
Outflows of cash due to other financing activities		(9,898)		(1,615)		(8,940)		(1,459)
Net increase in non-controlling interests		52,364		85,673		47,294		77,379

Net cash provided by(used in) financing activities		7,017,510		(606,444)		6,338,068		(547,727)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		515,071		(1,212,525)		465,201		(1,095,127)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		3,483,407		4,350,055		3,146,141		3,928,879

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	￦	3,998,478	￦	3,137,530	US$	3,611,342	US$	2,833,752

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
1.	GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns total 150 subsidiaries including Woori Bank and the 11 rest subsidiaries, Woori Credit Information Co., Ltd. and the rest subsidiaries as of March 31, 2011.

Upon incorporation, the Company’s stock amounted to ￦3,637,293 million, consisting of 727,458,609 common shares (￦5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2011, the Company’s stock amounted to ￦ 4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Fees in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The subsidiaries of the Group are as follows (Unit: Korean won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions):

				March 31, 2011		December 31, 2010
				Number of	Percentage	Number of	Percentage	Financial
Parent			Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital	business	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0	Mar. 31
”	Kyongnam Bank	290,300	”	58,049,994	99.9	58,049,994	99.9	Mar. 31
”	Kwangju Bank	247,100	”	49,413,333	99.9	49,413,333	99.9	Mar. 31
”	Woori FIS Co., Ltd.(*8)	4,500	Installing computerized financial systems	900,000	100.0	900,000	100.0	Mar. 31
”	Woori F&I Co., Ltd.	30,000	Financial business	6,000,000	100.0	6,000,000	100.0	Mar. 31
”	Woori Investment Securities Co., Ltd.	786,800	Securities investment	46,324,981	35.0	46,324,981	35.0	Mar. 31
”	Woori Asset Management Co., Ltd.	33,300	Financial business	6,662,000	100.0	6,662,000	100.0	Mar. 31
”	Woori Private Equity Co., Ltd.	20,000	”	4,000,000	100.0	4,000,000	100.0	Mar. 31
”	Woori Financial Co., Ltd.	84,800	”	8,909,439	52.5	8,909,439	52.5	Mar. 31
”	Woori FG Savings Bank(*1)	31,600	Credit Unions	6,320,000	100.0	—	—	Mar. 31(*9)
”	TY Second Asset Securitization Specialty(*2)	50	Asset Securitization	—	0.0	—	0.0	Mar. 31(*9)
”	Woori Credit Information Co., Ltd.	5,000	Financial business	1,008,000	100.0	1,008,000	100.0	Mar. 31(*9)
”	Woori America Bank	USD 52,500	Banking	24,500,000	100.0	10,500,000	100.0	Mar. 31(*9)
	Woori Global Market Asia Limited	USD 50,000	”	39,000,000	100.0	39,000,000	100.0	Mar. 31(*9)
”	Woori Bank (China) Limited	USD 308,810	”	—	100.0	—	100.0	Mar. 31(*9)

				March 31, 2011		December 31, 2010
				Number of	Percentage	Number of	Percentage	Financial
Parent			Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital	business	owned	ship (%)	owned	ship (%)	as of
Woori Bank	ZAO Woori Bank	USD 20,420	Banking	19,999,999	100.0	19,999,999	100.0	Mar. 31(*9)
”	PT. Bank Woori Indonesia	IDR 170,000	”	1,618	95.2	1,618	95.2	Mar. 31(*9)
”	Korea BTL Infrastructure Fund	275,800	Other financial Business	70,711,016	100.0	66,958,321	100.0	Mar. 31(*9)
”	Kumho Trust 1st Co., Ltd.(*2)	50	Asset Securitization	—	0.0	—	0.0	Mar. 31(*9)
”	Asiana Saigong Inc.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	An-Dong Raja 1st Co., Ltd. (*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
”	Consus 8th Co., LLC(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.(*2)	10	”	150	15.0	150	15.0	Mar. 31(*9)
”	Woori More Conduit Co., Ltd.(M)(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
”	Woori More Conduit Co., Ltd._Series C(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
”	Woori IB Global Bond Co., Ltd.(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
	Hyundae Glory No.1 Inc.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
	KDB Capital First ABCP Co., Ltd.(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
	Vivaldi HL First ABCP Co., Ltd.(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
	IB Global 1st Inc.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	Real DW Second Co., Ltd.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	Hermes STX Co., Ltd.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	BWL First Co., LLC(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	Swan SF Co., Ltd.(*3)	50	”	—	—	—	0.0	—
Kyongnam Bank	Consus 6th Co., LLC(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
Kwangju Bank	Euro Quanto Second Inc.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	Hybrid1st Specialty Inc.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*2)	10	”	150	15.0	150	15.0	Mar. 31(*9)
Woori F&I	Woori AMC Co., Ltd.	4,000	Other financial business Asset securitization	800,000	100.0	800,000	100.0	Mar. 31
”	Woori F&I Fifth Asset Securitization Specialty	2,400	”	48,500	100.0	48,500	100.0	Mar. 31
”	Woori F&I Sixth Asset Securitization Specialty	4,900	”	98,780	100.0	98,780	100.0	Mar. 31
”	Woori F&I Seventh Asset Securitization Specialty	5,300	”	105,300	100.0	105,300	100.0	Mar. 31
”	Woori F&I Eighth Asset Securitization Specialty	100	”	19,600	100.0	19,600	100.0	Mar. 31
”	Woori F&I Tenth Asset Securitization Specialty	4,100	”	98,020	100.0	98,020	100.0	Mar. 31
”	Woori F&I Eleventh Asset Securitization Specialty	4,900	”	181,060	100.0	181,060	100.0	Mar. 31
”	Woori F&I Thirteenth Asset Securitization Specialty	9,100	”	477,443	94.6	477,443	94.6	Mar. 31
”	Woori SB Tenth Asset Securitization Specialty	25,200	”	410,711	50.0+1share	410,711	50.0+1share	Mar. 31
”	Woori F&I Sixteenth Asset Securitization Specialty	5,200	”	103,620	100.0	103,620	100.0	Mar. 31
”	Woori EA Third Asset Securitization Specialty	16,300	”	227,808	70.0	227,808	70.0	Mar. 31
”	Woori EA Fourth Asset Securitization Specialty	1,300	”	185,920	70.0	185,920	70.0	Mar. 31
”	Woori EA Fifth Asset Securitization Specialty	800	”	112,000	70.0	112,000	70.0	Mar. 31

				March 31, 2011		December 31, 2010
				Number of	Percentage	Number of	Percentage	Financial
Parent			Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital	business	owned	ship (%)	owned	ship (%)	as of
Woori F&I	Woori F&I Seventeenth Asset Securitization Specialty	900	Other financial business Asset securitization	17,500	100.0	17,500	100.0	Mar. 31
”	WR Loan Inc.	10	”	2,000	100.0	2,000	100.0	Mar. 31
	Woori EA Eighth Asset Securitization Specialty	1,800	”	18,105	51.0	18,105	51.0	Mar. 31
	WR Investment America, LLC	291,200	Administration of NPL	25,000,000	100.0	25,000,000	100.0	Mar. 31
”	Woori F&I Eighteenth Asset Securitization Specialty	30	Asset Securitization	5,600	100.0	5,600	100.0	Mar. 31
	Woori EA Tenth Asset Securitization Specialty(*4)	60	”	5,610	51.0	—	—	Mar. 31
”	Woori F&I Nineteenth Asset Securitization Specialty(*4)	20	”	3,600	100.0	—	—	Mar. 31
”	Woori F&I Twentieth Asset Securitization Specialty(*4)	60	”	12,000	100.0	—	—	Mar. 31
Woori Investment Securities	Woori Futures Co., Ltd.	25,000	Futures trading	5,000,000	100.0	5,000,000	100.0	Mar. 31
”	Woori Investment Asia PTE. LTD.	USD 50,000	Securities investments	50,000,000	100.0	50,000,000	100.0	Mar. 31(*9)
”	Woori Absolute Asia Global Opportunity Fund	USD 35,000	”	44,700	100.0	44,700	100.0	Mar. 31(*9)
”	LG Investments Holding B.V. (Amsterdam) GG	EUR 16,424	”	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31(*9)
”	Woori Investment Securities (H.K.) Ltd.	USD 22,500	”	22,500,000	100.0	22,500,000	100.0	Mar. 31(*9)
”	Connacht Capital Market Investment	USD 150	”	15,000,000	100.0	15,000,000	100.0	Mar. 31(*9)
”	Woori Investment Securities Int’l Ltd.	USD 5,788	”	5,788,000	100.0	5,788,000	100.0	Mar. 31(*9)
”	Woori Investment Securities America, Inc.	USD 0.003	”	300	100.0	300	100.0	Mar. 31(*9)
”	Woori CBV Securities Corporation	VND135,000	”	6,615,000	49.0	6,615,000	49.0	Mar. 31(*9)
”	MARS First Private Equity Fund	34,000	Other financial business	18,000,000	52.9	18,000,000	52.9	Mar. 31(*9)
”	MARS Second Private Equity Fund	282,000	”	25,066,666,670	8.9	25,066,666,670	8.9	Mar. 31(*9)
”	Woori Absolute Partners PTE Ltd.	USD 5,000	Securities investments	50,000,000	100.0	50,000,000	100.0	Mar. 31(*9)
”	Woori Korindo Securities Indonesia	USD 6,810	”	114,000,000	60.0	114,000,000	60.0	Mar. 31(*9)
”	Woori Absolute Return Investment Strategies Fund	USD 0.3	Hedge fund investments	30,000	100.0	30,000	100.0	Mar. 31(*9)
”	Kofc Woori Growth Champ 2010-3 Private Equity Fund(*5)	12,600	Other financial business	34,000,000	27.3	—	—	Mar. 31(*9)
”	Woori Investment advisory Co. Ltd.(Beijing)(*5)	USD 3,050	Hedge fund investments	1	100.0	—	—	Mar. 31(*9)
”	KAMCO Value Recreation 9th Securitization Specialty Co., Ltd.(*2)	10	Asset Securitization	150	0.15	150	0.15	Mar. 31(*9)
Woori Private Equity	Woori Private Equity Fund	231,600	Other financial business	149,847	61.0	141,372	61.0	Mar. 31
”	Woori EL Co., Ltd.	10	”	1,010	100.0	1,010	100.0	Mar. 31
MARS First	MARS INS First, Ltd	20	”	12,500	100.0	12,500	100.0	Mar. 31(*9)
Woori Private Equity Fund	Kumho Investment Bank	90,000	Credit financial business	74,550,000	41.4	74,550,000	41.4	Mar. 31

				March 31, 2011		December 31, 2010
				Number of	Percentage	Number of	Percentage	Financial
Parent			Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital	business	owned	ship (%)	owned	ship (%)	as of
Kumho Investment Bank	KIB Invest LLC.(*6)	10	Asset Securitization	—	—	—	0.0	—
”	HUB 1st Co., Ltd.(*2)	50	”	—	0.0	—	0.0	Mar. 31(*9)
Kumho Investment Bank	HUB 2nd Co., Ltd.(*2)	10	Asset Securitization	—	0.0	—	0.0	Mar. 31(*9)
”	HUB 3rd Co., Ltd.(*2)	10	”	—	0.0	—	0.0	Mar. 31(*9)
”	Two Eagles KIB LLC	200	Other service business	—	100.0	—	100.0	Dec. 31
Woori Private Equity, Two Eagles KIB LLC	Two Eagles LLC	200	”	—	55.0	—	55.0	Dec. 31
Woori Private Equity Fund & My Asset Manhattan Private REIT No.1	Sahn Eagles LLC(*7)	USD 80,000	Other financial business	—	—	52,523,601	65.6	Dec. 31

(*1)	Established with 100% investment from a controlled subsidiary during the current period; its assets and liabilities were undertaken from former Samhwa Savings Bank Co., Ltd (Note 42).

(*2)
Classified as a special purpose entity (SPE) and included in consolidation scope under K-IFRS 2012Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. Sixty two (62) beneficiary certificates, including Woori Partner Plus Private Equity Securities 4th, are included in consolidation scope. In addition, principal and interest guaranteed trusts of Woori, Kyongnam, and Kwangju Bank and treasury stock trust of Kumho Investment Bank are included in consolidation under K-IFRS 2012 Consolidation—Special Purpose Entities.

(*3)	Excluded from consolidation scope due to liquidation completed during the current period

(*4)
During the three months ended March 31, 2011, Woori F&I acquired each 51%, 100% and 100% ownership interest of Woori EA Tenth Asset Securitization Specialty, Woori F&I Nineteenth Asset Securitization Specialty and Woori F&I Twentieth Asset Securitization Specialty.

(*5)
During the three months ended March 31, 2011, Woori Investment Securities acquired each 27.3% and 100% ownership interest of KoFC Woori Growth Champ Private Equity Fund and Woori Investment Advisory Co. Ltd. (Beijing). KoFC Woori Growth Champ Private Equity Fund is included in consolidation scope as Woori Investment Securities has ability to control the activities of the entity.

(*6)	As Kumho Investment Bank redeemed ABCP to KIB Investment Co., Ltd, the Company neither retains benefits nor is exposed to risks. As a result, Kumho Investment Bank is excluded from consolidation.

(*7)
During the three months ended March 31, 2011, the Company disposed its shares in My Asset Manhattan Real Estate Investment Trust 1st (“My Asset Manhattan REIT 1st”) who had held power to control Sahn Eagles LLC, resulting in the Company’s interest in My Asset Manhattan REIT 1st being less than 50% and then it is excluded from consolidation. Sahn Eagles LLC is also excluded from consolidation as My Asset Manhattan REIT 1st is reclassified as an investment in beneficiary certificates and not presented in the table above.

(*8)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.

(*9)	The provisional financial statements as of and for the three months ended March 31, 2011 are used for consolidation.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of financial statement presentation
The Company and its subsidiaries (collectively, the “Group”) have adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), March 31, 2011 and December 31, 2010, and comprehensive income for the three months ended March 31, 2011 and the year ended December 31, 2010 of the Company is provided in Note 44 “Transition Effects of K-IFRS.”
The Group maintains its official accounting records in Korean won and prepares consolidated financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Group is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ￦ 1,107.20 to US$ 1.00 at March 31, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The Company’s interim consolidated financial statements for the three months ended March 31, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.
There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The interim consolidated financial statements have been prepared on the adjusted historical cost basis as the Group’s land, buildings, available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss (FVTPL) have been measured at revalued amounts. The preparation of consolidated financial statements in accordance with K-IFRS requires the use of certain critical accounting estimates and, therefore, it requires management to exercise judgment in applying the accounting policies.
(2) Basis of consolidated financial statement presentation
The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those adopted by the Group.
All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance
Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.
When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.
(3) Business Combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:
•
deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•
assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(4) Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate
Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.
The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases
When the Group transacts with its associate, unrealized profits resulting from the transactions with the associate are eliminated to the extent of interests in the associate and unrealized losses are eliminated to the extent that there is no indication of impairment on transferred assets resulting from such transactions. When necessary, adjustments are made to the financial statements of associates to bring their accounting policies into line with those adopted by the Group in applying the equity method.
(5) Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).
The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.
(6) Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.
For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income. An impairment loss recognized for goodwill is not reversed in subsequent periods.
(7) Accounting for foreign currency translation
1) Functional currency and presentation currency
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are expressed in Korean won, which is the functional and the presentation currency of the Group.
2) Translation of foreign currency transactions and balances at the end of reporting period
In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge and form part of the Group’s net investment in a foreign operation are recognized in equity.
3) Foreign Currency Translation
Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statement of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.

Statement of consolidated comprehensive income	The statement of consolidated comprehensive income is translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.
(8) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(9) Financial assets and financial liabilities
1) The classification of financial assets
Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at FVTPL’, ‘loans and receivables’, ‘available-for-sale financial assets’ and ‘held-to-maturity investments.’
a) Financial assets at FVTPL
Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
• such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
• the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
• it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL
b) Loans and receivables
Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’.
c) Available-for-sale (AFS) financial assets
Available-for-sale financial assets are those non-derivatives financial assets that are either designated as AFS or are not classified as ‘financial assets at FVTPL’, ‘held-to-maturity investments’ or ‘loans and receivables.
d) Held-to-maturity financial assets
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.
2) Financial liabilities classification
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL

Financial liabilities at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and Measurement
Standard trading transaction of a financial asset is recognized at the date of transaction when the Group becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.
Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.
Dividends income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Group’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.
5) Fair value of financial assets and liabilities
Derivatives, financial assets and liabilities held for trading, AFS financial assets are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
The fair values of quoted financial instruments in active markets are based on bid prices. If there is no active market for a financial instrument such as non-marketable equity securities, the Group establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to the current fair value of similar transactions and discounted cash flow analyses.
Fair value measurement methods for each type of financial instruments are as follows:

Classification	Fair value measurement technique
Securities	Securities are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker. Considering the characteristics of securities, one or more of the following valuation techniques are used in fair value measurement by such third party: Discounted Cash Flow (DCF) model, Imputed Market Value (IMV) model, Fee Cash Flow to Equity (FCFE) model, dividend discount model, and risk adjusted discounted rate model.

Loans and receivables	The present value of cash flows including the future interest is used. The discount rate used for floating rate loans is current effective interest rates while market interest rates to maturity are used for fixed rate loans.

Derivatives	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques. These include the use of recent arm’s length transactions, the settlement price in the most current transactions, if any, and the DCF and option pricing models.

Deposits	Deposits are measured at fair value by maturity. The fair value of demand deposits approximates its carrying value and the fair value of savings deposits is measured by discounting expected future cash flows at a market interest rate or interest rate of other deposits with similar maturity.

Borrowings	Borrowings are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by discounting expected future cash flows at a reasonable discount rate.

Subordinated borrowings	Subordinated borrowings are measured at quoted fair value. Otherwise, they are measured by discounting expected future cash flows.

(10) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.
(11) Impairment of the financial assets
1) Assets measured at amortized costs
The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected .
The criteria used to determine whether there is objective evidence of impairment include:
• significant financial difficulty of the issuer or obligor; or
• a breach of contract, such as a default or delinquency in interest or principal payments; or
• the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; or
• it becoming probability that the borrower will enter bankruptcy or financial re-organization; or
• the disappearance of an active market for the financial asset due to financial difficulties; or
• observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.
For individually significant financial assets, the Group assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss of current period.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.
When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss of current period.
2) Available-for-sale financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria refer to (11)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is objective evidence of impairment. If there is objective evidence of impairment for AFS financial assets, the cumulative loss, which recognizes the difference between the acquisition cost and the current fair value as other comprehensive income except the impairment loss previously recognized in profit or loss, is removed from equity and recognized in profit or loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss of current period.
(12) Investment properties
The Group classifies the property held to earn rentals and/or for capital appreciation as investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.
While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
(13) Fixed assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain fixed assets such as land and buildings are measured at fair value, which is regarded as deemed cost at the date of transition to K-IFRS.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Of the same kind or with similar useful lives

The Group reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(14) Intangible assets (intangible assets excluding goodwill)
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Classification	Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years
(15) Impairment of non-monetary assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss of current period.
(16) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
1) The Group as lessor
Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.
2) The Group as lessee
Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.
Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.
Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(17) Derivative instruments
Derivative instruments are classified as forward, futures, option, and swap, depending on the type of transactions and are classified as either trading or hedging depending on their transaction purposes. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.
If a financial instrument that was previously recognized as a derivative asset is measured at fair value and when its fair value decreases below ‘zero’, such derivative instrument is recognized as a derivative liability.
1) Embedded derivatives
Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. If embedded derivatives are not treated as separate derivatives, they are designated as financial assets at FVTPL or financial liabilities at FVTPL in accordance with K-IFRS 1039 Financial: Recognition and Measurement.
2) Hedge accounting
The Group designates certain hedging instruments to:
•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);
•
hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation
At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
a) Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument no longer qualifies for hedge accounting and the fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from that date to maturity using the effective interest method.
b) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.
Hedge accounting is discontinued when the hedging instrument expires or is sold, or it no longer qualifies for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

c) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity while the gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.
(18) Assets held for sale
The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
(19) Compound financial instruments
The component parts of compound financial instruments issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. The transaction cost related to the issuance of compound financial instrument is allocated to the liability and equity component proportionately to the amounts issued.
(20) Provisions
The Group recognizes provisions if it has a present or contractual obligations as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for future operating losses.
The Group recognizes provisions related to the unused portion of card, payment guarantees and litigations.
Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities as an asset retirement obligation.
Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.
(21) Financial guarantee contracts
A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contract term.
After initial recognition, financial guarantee contract is measured at the higher of:
• the present value of estimated payment under the contracts; and
• the amount initially recognized less, cumulative amortization recognized in accordance with the K-IFRS 1018 Revenue

(22) Interest income and expense recognition
The Group recognizes interest income and expenses from held-to-maturity financial assets measured at amortized cost, loans and receivables, and other financial liabilities on an accrual basis using the effective interest method.
(23) Employee benefits
1) Short-term employee benefits
The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. The Group, also, recognizes relevant liabilities and expenses when the services that increase the future paid-leave right are rendered in accordance with accumulating compensated absences. Expenses and liabilities are recognized when the Group pays a bonus even with no legal obligation due to the consideration for constrictive obligation.
2) Retirement benefits
The Group operates defined benefit plans. For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(24) Equity-settled share-based payment arrangements
Equity-settled share-based payment which is granted to employees and others providing similar services is measured at the fair value of equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to other equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.
(25) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Financial liabilities (assets) at FVTPL is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Current tax expenses are calculated based on the basis of tax laws that have been enacted or substantively enacted by the reporting date in the countries where the Group operates and generates taxable income.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date (the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled) or substantially enacted.
Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.
Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.
The consolidated tax return system applies to the Company and its 100%-owned domestic subsidiaries.
(26) Origination fees and costs
The commission, which is part of the effective interest rate of loans, is accounted for as deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for as deferred origination costs, and it is amortized on the effective interest method and included in interest income on loans.
(27) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income from the comprehensive income statement by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.
3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Impairment of goodwill
The Group performs impairment test of goodwill annually or more frequently when there is indication that a cash-generating unit may be impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group’s management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.
(2) Income Taxes
The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining provision for income taxes. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. However, the actual tax payment may be different from this estimate and such difference may affect the current income tax and deferred income tax assets/liabilities in the period in which such final tax effect is confirmed.

(3) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of March 31, 2011.
(4) Impairment loss on financial assets
The Company individually recognizes an impairment loss for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGEMENT
The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks or to manage the risks.
The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.
The Group has established an approach to manage the acceptable level of risks and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk is managed by the Risk Management department based on the Group’s policy. The Risk Management Committee, as the highest decision making body, makes decisions on the risk strategies such as allocation of capital at risk and establishment of risk limit.
(1) Credit risk
Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a degree permissible by the Group and to optimize the risk-reflected rate of return.
1) Credit risk management
In order to measure the credit risk, the Group considers the possibility of failure in performing its obligation of contract counterparty, credit exposure in the counterparty and associated default risk and rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk. When assessing the obligor’s grade, the Group utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’ judgment.
2) Risk limit management
In order to manage credit risk limit, the Group establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.
3) Credit risk mitigation
Credit risk mitigation is a technique to reduce the credit risk on Group-owned assets through the purchase of financial collateral, physical collateral, guarantees, on-balance sheet netting and credit derivatives that becomes less related with the obligor’s credit condition. The Group has adopted the entrapment method among the credit risk mitigation techniques as acknowledged by BASEL II standards and reflected the amount of credit risk mitigation concerning qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of those collaterals reflecting such credit risk mitigation.

4) Maximum exposure to credit risk
The maximum exposure to credit risk refers to net book value of financial assets net of provisions, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment for loan contracts.
The maximum exposure to credit risk is as follows (Unit : Korean won in millions):

		March 31, 2011		December 31, 2010
Loans and receivables	Government	￦	16,917,029	￦	9,725,482
	Banks		14,674,891		10,913,842
	Corporates		106,387,924		104,710,423
	Consumers		94,321,489		91,759,050

	Sub-total		232,301,333		217,108,797

Financial assets at FVTPL	Short-term debt securities		15,343,174		15,602,259
	Designated at FVTPL		9,403		—
	Derivative for trading		3,748,885		4,162,617

	Sub-total		19,101,462		19,764,876

AFS financial assets	AFS debt securities		13,682,794		13,821,548
HTM financial assets	HTM debt securities		20,915,352		19,885,559
Derivative (Hedging)	Derivative assets		113,474		131,511
Off —balance	Guarantees		25,669,437		24,699,059
	Loan commitments		81,948,338		83,452,280

	Sub-total		107,617,775		108,151,339

	Total	￦	393,732,190	￦	378,863,630

5) Credit risk of loans and receivables
The credit risk of loans and receivables based on loan conditions are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	￦	16,922,961	￦	14,692,619	￦	103,342,982	￦	92,717,073	￦	227,675,635
Loans overdue but not impaired		608		8,318		376,757		1,263,531		1,649,214
Impaired loans		72		1,064		7,178,874		910,939		8,090,949

Total		16,923,641		14,702,001		110,898,613		94,891,543		237,415,798

Allowances for possible loan losses		6,612		27,110		4,510,689		570,054		5,114,465

Net	￦	16,917,029	￦	14,674,891	￦	106,387,924	￦	94,321,489	￦	232,301,333

<As of December 31, 2010>

	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	￦	9,729,751	￦	10,937,577	￦	101,936,404	￦	90,515,331	￦	213,119,063
Loans overdue but not impaired		832		855		394,522		998,242		1,394,451
Impaired loans		89		1,083		6,603,202		708,589		7,312,963

Total		9,730,672		10,939,515		108,934,128		92,222,162		221,826,477

Allowances for possible loan losses		5,190		25,673		4,223,705		463,112		4,717,680

Net	￦	9,725,482	￦	10,913,842	￦	104,710,423	￦	91,759,050	￦	217,108,797

a) Credit soundness of loans and receivables
The Group manages an internal rating system for loans and receivables neither overdue nor impaired. Details are as follows (Unit: Korean Won in billions):
<As of March 31, 2011>

					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	￦	16,907	￦	14,661	￦	38,943	￦	6,519	￦	4,133	￦	49,595	￦	83,694	￦	164,857
Below the constraint credit rating		9		5		25,365		22,351		4,625		52,341		8,844		61,199

Total	￦	16,916	￦	14,666	￦	64,308	￦	28,870	￦	8,758	￦	101,936	￦	92,538	￦	226,056

<As of December 31, 2010>

					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	￦	9,714	￦	10,898	￦	35,101	￦	6,015	￦	3,885	￦	45,001	￦	81,354	￦	146,967
Below the constraint credit rating		11		14		28,340		21,889		5,299		55,528		8,989		64,542

Total	￦	9,725	￦	10,912	￦	63,441	￦	27,904	￦	9,184	￦	100,529	￦	90,343	￦	211,509

a) Credit soundness of loans and receivables
The Group manages an internal rating system for loans and receivables neither overdue nor impaired. Details are as follows (Unit: Korean Won in billions):
<As of March 31, 2011>

					Business
					General		Small medium		Special
Overdue	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Within 30 days	￦	605	￦	7,907	￦	169,529	￦	83,429	￦	8,271	￦	261,229	￦	1,008,397	￦	1,278,138
30 to 60 days		—		1		19,204		22,248		—		41,452		141,256		182,709
60 to 90 days		—		—		15,732		9,101		—		24,833		48,745		73,578

Total	￦	605	￦	7,908	￦	204,465	￦	114,778	￦	8,271	￦	327,514	￦	1,198,398	￦	1,534,425

Collateral value	￦	—	￦	—	￦	62,055	￦	109,586	￦	—	￦	171,641	￦	879,267	￦	1,050,908

<As of December 31, 2010>

					Business
					General		Small medium		Special
Overdue	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Within 30 days	￦	832	￦	854	￦	173,448	￦	78,650	￦	8,326	￦	260,424	￦	830,612	￦	1,092,722
30 to 60 days		—		—		21,340		32,712		—		54,052		74,106		128,158
60 to 90 days		—		—		64,676		2,695		—		67,371		37,058		104,429

Total	￦	832	￦	854	￦	259,464	￦	114,057	￦	8,326	￦	381,847	￦	941,776	￦	1,325,309

Collateral value	￦	—	￦	—	￦	77,973	￦	108,171	￦	—	￦	186,144	￦	703,078	￦	889,222

c) Individually impaired loans and receivables
The loans and receivables that are impaired are as follows. The value of collateral held is the collateral-allocated amount of when calculating the provision for bad debts (Unit: Korean Won in millions):
<As of March 31, 2011>

					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Loans and receivables condition impairs	￦	3	￦	1,059	￦	2,507,173	￦	421,002	￦	1,195,921	￦	4,124,096	￦	585,954	￦	4,711,112
Collateral value	￦	—	￦	1,064	￦	2,108,580	￦	601,280	￦	1,742,666	￦	4,452,526	￦	382,546	￦	4,836,136

<As of December 31, 2010>

					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Loans and receivables condition impairs	￦	5	￦	1,000	￦	2,262,588	￦	370,223	￦	1,166,232	￦	3,799,043	￦	473,733	￦	4,273,781
Collateral value	￦	—	￦	1,083	￦	1,996,596	￦	529,577	￦	1,885,161	￦	4,411,334	￦	287,085	￦	4,699,502

6) Credit soundness of debt securities
The Group manages debt securities based on the external credit rating. Financial information demonstrating the credit soundness of debt securities on the basis of ECAI’s rating is as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Trading purpose		Designated
Level	at FVTPL		at FVTPL		AFS securities		HTM securities		Total
AAA	￦	7,247,434	￦	—	￦	9,251,891	￦	17,918,046	￦	34,417,371
AA- ~ AA+		6,861,069		—		1,715,492		1,039,897		9,616,458
BBB- ~ A+		1,092,302		8,411		2,467,780		1,957,405		5,525,898
Below BBB-		110,057		992		245,859		—		356,908
Bankruptcy grade		32,312		—		1,772		4		34,088

Total	￦	15,343,174	￦	9,403	￦	13,682,794	￦	20,915,352	￦	49,950,723

<As of December 31, 2010>

	Trading purpose		Designated
Level	at FVTPL		at FVTPL		AFS securities		HTM securities		Total
AAA	￦	7,346,766	￦	—	￦	9,199,215	￦	17,331,007	￦	33,876,988
AA- ~ AA+		6,710,549		—		1,381,450		970,914		9,062,913
BBB- ~ A+		1,428,981		—		3,193,387		1,583,633		6,206,001
Below BBB-		86,688		—		45,674		—		132,362
Bankruptcy grade		29,275		—		1,822		5		31,102

Total	￦	15,602,259	￦	—	￦	13,821,548	￦	19,885,559	￦	49,309,366

(2) Market risk
Market risk is the possibility of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk is occurred as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Management of market risk
For trading activities, market risk management is the procedure of making judgment to avoid, bear or mitigate risks by identifying the source of risks, measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Group uses both standard-based and internal model-based approaches as measurement methods for market risk. The standard risk measurement model is used to calculate individual market risk of owned capital while the internal risk measurement model is used to calculate general market risk of capital and used as an internal risk management measure. The Risk Management department measures the VaR (Value at Risk, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee
3) Risk limit management
At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by business unit, department and risk factor for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department and the limit by investment and stop loss is managed by risk management personnel with department.
4) Sensitivity analysis of market risk
The Group performs the sensitivity analysis for both trading and non-trading books. For the trading book, the principal Group companies’ VaR model makes use certain assumptions for fluctuations of market conditions and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. For the non-trading book, the Net Interest Income (NII) and Net Present Value (NPV) models and various scenarios are employed for the Group’s subsidiaries such as Woori Bank, Kyongnam Bank and Kwanghu Bank, and the risk for all other subsidiaries is measured and managed by the interest rate EaR and the interest rate VaR based on a ‘Gap’ in interest rate per BIS Framework.

a) Trading book
The minimum, maximum and average VaR for the three months ended March 31 2011 and the year ended December 31, 2010, and VaR as of March 31, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

	Three months ended Mar. 31, 2011								Year ended Dec. 31, 2010
	March 31,								December
Risk factor	2011		Average		Maximum		Minimum		31, 2010		Average		Maximum		Minimum
Interest rate	￦	(9,310)	￦	(8,642)	￦	(10,851)	￦	(6,738)	￦	(6,271)	￦	(15,563)	￦	(30,387)	￦	(5,284)
Stock price		(6,937)		(7,782)		(10,879)		(4,997)		(4,793)		(5,801)		(17,913)		(2,223)
Foreign currency		(4,024)		(3,686)		(6,221)		(2,671)		(2,541)		(9,245)		(26,912)		(2,280)
Commodity		(467)		(251)		(690)		(12)		(81)		(847)		(2,760)		(11)

Total	￦	(10,197)	￦	(10,094)	￦	(13,140)	￦	(8,053)	￦	(7,358)	￦	(11,050)	￦	(28,057)	￦	(5,498)

b) Non-trading book
The NII and NPV calculated using the simulation method for a group of Woori Bank, Kyongnam Bank and Kwangju Bank and scenario responding to interest rate (“IR”) changes are as follows (Korean won in millions):

	March 31, 2011				December 31, 2010
Scenario	NII		NPV		NII		NPV
Base case	￦	6,366,016	￦	16,330,905	￦	5,756,410	￦	16,278,556
Base case(Prepay)		6,363,605		16,355,221		5,754,496		16,350,958
IR 100bp up		6,734,230		16,715,589		6,060,243		16,871,179
IR 100bp down		5,939,599		15,941,963		5,421,488		15,636,146
IR 200bp up		7,102,433		17,096,205		6,364,169		17,423,315
IR 200bp down		5,422,704		15,549,971		4,985,163		14,932,783
IR 300bp up		7,470,634		17,472,191		6,668,092		17,941,742
IR 300bp down		4,785,563		15,156,936		4,315,341		14,154,444
Earning at Risk (“EaR”) and Value at Risk (“VaR”) calculated by BIS Framework of the Company and subsidiaries other than Woori, Kyongnam, and Kwangju Bank are as follows (Korean won in millions):

March 31, 2011		December 31, 2010
EaR	VaR	EaR	VaR
￦ (356,184)	￦ (95,796)	￦ (328,111)	￦ (101,500)
5) Other market risk
a) Interest rate risk
The interest rate risk is managed by the Group by maintaining its risk exposure of the Group assets and liabilities at floating interest rates by the expected maturity of cash flows from such assets and liabilities as follows (Unit: Korean Won in billions):
<As of March 31, 2011>

				Within		3 to		6 to		9 to
		Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Asset	Loans and receivables	￦	215,397	￦	170,228	￦	21,566	￦	4,714	￦	4,707	￦	11,131	￦	3,051
	AFS financial assets		17,591		5,267		995		3,796		1,630		5,328		575
	HTM financial assets		22,118		3,331		1,689		2,332		1,918		12,668		180

	Total		255,106		178,826		24,250		10,842		8,255		29,127		3,806

Liability	Deposits due to customers		192,795		99,706		27,967		22,391		20,453		22,022		256
	Borrowings		34,427		22,107		3,948		985		1,569		4,665		1,153
	Debentures		33,281		8,378		1,461		2,368		3,883		16,785		406
	Other financial liabilities		229		63		10		6		9		141		0

	Total	￦	260,732	￦	130,254	￦	33,386	￦	25,750	￦	25,914	￦	43,613	￦	1,815

<As of December 31, 2010>

				Within		3 to		6 to		9 to
		Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Asset	Loans and receivables	￦	202,942	￦	161,859	￦	19,750	￦	4,142	￦	4,533	￦	10,472	￦	2,186
	AFS financial assets		12,106		1,654		2,287		882		2,306		4,522		455
	HTM financial assets		20,546		3,964		388		1,099		2,246		12,719		130

	Total		235,594		167,477		22,425		6,123		9,085		27,713		2,771

Liability	Deposits due to customers		182,796		100,598		23,086		19,942		16,668		22,366		136
	Borrowings		31,904		19,926		3,706		957		1,676		4,532		1,107
	Debentures		35,574		7,826		2,818		1,458		2,280		17,373		3,819
	Other financial liabilities		203		65		12		10		6		110		—

	Total	￦	250,477	￦	128,415	￦	29,622	￦	22,367	￦	20,630	￦	44,381	￦	5,062

b) Currency risk
Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, currency risk does not occur from a non-monetary item or financial instrument denominated in functional currency.
Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: Korean Won in millions, USD in millions, JPY in millions, CNY in millions, EUR in millions):
<As of March 31, 2011>

	USD			JPY			CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset:
Loans and receivables	20,703	￦	23,184,764	351,876	￦	4,792,505	9,053	￦	1,528,829	931	￦	1,449,295	￦	1,859,730	￦	32,815,123
Financial assets at FVTPL	658		728,691	1,509		20,095	290		48,982	—		438		1,801		800,007
AFS financial assets	206		239,832	1,858		20,163	60		10,139	13		22,059		40,854		333,047
HTM financial assets	29		32,052	—		—	—		—	—		—		113,744		145,796

Total	21,596	￦	24,185,339	355,243	￦	4,832,763	9,403	￦	1,587,950	944	￦	1,471,792	￦	2,016,129	￦	34,093,973

Liability:
Financial liabilities at FVTPL	1,494	￦	1,676,901	1,517	￦	20,204	—	￦	—	1	￦	1,144	￦	—	￦	1,698,249
Deposits	6,640		7,462,796	41,417		562,181	7,599		1,283,473	299		466,927		439,545		10,214,922
Borrowings	8,028		8,967,666	178,220		2,413,409	315		53,245	995		1,547,555		479,080		13,460,955
Debentures	3,576		4,033,629	59,968		828,148	—		—	—		—		258,650		5,120,427
Other financial liabilities	2,837		3,162,657	2,199		34,481	102		17,183	49		72,801		192,103		3,479,225

Total	22,575	￦	25,303,649	283,321	￦	3,858,423	8,016	￦	1,353,901	1,344	￦	2,088,427	￦	1,369,378	￦	33,973,778

Off-balance	13,080	￦	14,720,441	47,253	￦	648,811	1,060	￦	79,193	695	￦	1,077,569	￦	559,269	￦	17,185,283

<As of December 31, 2010>

	USD			JPY			CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	Currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset
Loans and receivables	14,468	￦	16,687,644	339,743	￦	4,696,998	125	￦	21,488	949	￦	1,439,176	￦	1,553,117	￦	24,398,423
Financial assets at FVTPL	714		814,416	403		5,629	295		50,832	—		322		2,016		873,215
AFS financial assets	178		212,687	2,332		26,669	—		—	11		18,914		29,320		287,590
HTM financial assets	—		—	—		—	—		—	—		—		1,768		1,768

Total	15,360	￦	17,714,747	342,478	￦	4,729,296	420	￦	72,320	960	￦	1,458,412	￦	1,586,221	￦	25,560,996

Liability
Financial liabilities at FVTPL	1,640	￦	1,890,331	1,732	￦	24,195	—	￦	—	1	￦	1,024	￦	—	￦	1,915,550
Deposits	4,011		4,641,289	45,999		638,281	11		1,962	159		243,803		325,626		5,850,961
Borrowings	6,700		7,696,525	184,671		2,564,817	—		—	723		1,092,187		430,741		11,784,270
Debentures	3,556		4,118,827	10,000		137,341	—		—	—		4,038		256,977		4,517,183
Other financial liabilities	870		1,009,686	11,394		158,480	6		1,047	29		45,296		33,271		1,247,780

Total	16,777	￦	19,356,658	253,796	￦	3,523,114	17	￦	3,009	912	￦	1,386,348	￦	1,046,615	￦	25,315,744

Off-balance	11,319	￦	13,082,530	37,551	￦	516,959	233	￦	40,140	730	￦	1,107,965	￦	558,583	￦	15,306,177
(3) Liquidity risk
Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is the risk management to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. Of the financial liabilities on the consolidated statement of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows during the pre-determined periods.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying a maturity gap and such gap ratio through the analysis of cash flows for a various time band (i.e. by remaining maturity and contract period) and maintaining the gap ratio at an established level or below.

2) Maturity analysis of non-derivative financial liabilities
a)	Maturity analysis of non-derivative financial liabilities by remaining maturity are as follows (Unit: Korean Won in billions):
<As of March 31, 2011>

			Within		3 to		6 to		9 to
	Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Financial liabilities at FVTPL	￦	1,898	￦	38	￦	8	￦	37	￦	5	￦	488	￦	1,322
Deposits due to customers		196,671		101,688		23,964		21,543		42,046		5,728		1,702
Borrowings		34,886		21,167		3,905		1,383		1,993		5,293		1,145
Debentures		34,618		2,625		2,374		3,089		4,038		21,070		1,422
Other financial liabilities		13,781		9,038		30		6		108		289		4,310

Total	￦	281,854	￦	134,556	￦	30,281	￦	26,058	￦	48,190	￦	32,868	￦	9,901

<As of December 31, 2010>

			Within		3 to		6 to		9 to
	Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Financial liabilities at FVTPL	￦	1,947	￦	7	￦	39	￦	8	￦	38	￦	499	￦	1,357
Deposits due to customers		184,816		103,546		19,111		18,081		36,321		6,820		937
Borrowings		33,162		18,710		4,851		1,163		2,032		5,302		1,104
Debentures		36,805		1,269		2,027		2,320		2,971		21,386		6,832
Other financial liabilities		4,645		3,355		12		10		140		201		927

Total	￦	261,376	￦	126,887	￦	26,040	￦	21,582	￦	41,502	￦	34,208	￦	11,157

Above maturity analysis includes both principal and interest cash flows.
b) Details of cash flows based on expected maturity of non-derivative financial liabilities are as follows (Unit: Korean Won in billions):
<As of March 31, 2011>

			Within		3 to		6 to		9 to
	Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Financial liabilities at FVTPL	￦	1,898	￦	38	￦	8	￦	37	￦	5	￦	488	￦	1,322
Deposits due to customers		195,899		116,057		28,088		20,706		25,084		4,646		1,318
Borrowings		34,878		21,160		3,905		1,383		1,993		5,293		1,145
Debentures		34,291		2,298		2,374		3,089		4,038		21,070		1,422
Other financial liabilities		13,780		9,037		30		6		108		289		4,310

Total	￦	280,746	￦	148,590	￦	34,405	￦	25,221	￦	31,228	￦	31,786	￦	9,517

<As of December 31, 2010>

			Within		3 to		6 to		9 to
	Total		3 months		6 months		9 months		12 months		1 to 5 years		5 years~
Financial liabilities at FVTPL	￦	1,950	￦	7	￦	39	￦	8	￦	38	￦	499	￦	1,357
Deposits due to customers		184,030		123,729		24,103		15,838		14,889		4,969		503
Borrowings		33,162		18,710		4,851		1,163		2,032		5,302		1,104
Debentures		38,442		1,295		2,093		2,344		3,030		21,939		7,742
Other financial liabilities		4,645		3,355		12		10		140		201		927

Total	￦	262,229	￦	147,096	￦	31,098	￦	19,363	￦	20,129	￦	32,910	￦	11,633

Above maturity analysis includes both interest and principal cash flows.

5. OPERATING SEGMENTS
The Group’s information about operating segments is prepared in accordance with K-IFRS 1108 Operating Segment.
This standard is prescribing to provide Group’s information by segment which the Group’s chief operative decision maker reviews periodically for the purpose of resource allocation and performance evaluation.
(1) Segment by target
The Group’s reportable segments by target customer for whom the service is being provided are consumer finance, corporate finance, investment banking, capital market and others.
•	Consumer finance: consumer banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities)
•	Corporate finance: corporate banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities)
•	Investment banking: investment banking of subsidiary (Woori Bank and Woori Investment Securities)
•	Capital market: capital market of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities)
•	Others: results of the parent and other segments of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities) and the Group’s other consolidated subsidiaries.
(Unit: Korean Won in billions)
<As of March 31, 2011>

	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment	Total
Assets	￦	75,149	￦	109,658	￦	8,637	￦	46,799	￦	88,774	￦	329,017	￦ (22,004)	￦	307,013
Liabilities	￦	81,769	￦	118,064	￦	260	￦	33,191	￦	54,461	￦	287,745	$(1,811)	￦	285,934

<As of December 31, 2010>

	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment	Total
Assets	￦	75,087	￦	105,469	￦	8,445	￦	43,268	￦	78,455	￦	310,724	$(20,618)	￦	290,106
Liabilities	￦	80,170	￦	111,315	￦	293	￦	31,208	￦	69,119	￦	292,105	$(22,305)	￦	269,800
<For the three months ended March 31, 2011>

	Consumer	Corporate	Investment	Capital
	finance	finance	banking	market	Others		Sub-total		Adjustment		Total
Net interest income	￦ 698	￦ 852	￦ 8	￦ 60	￦	(70)	￦	1,548	￦	216	￦	1,764
Interest income	1,109	1,498	88	343		500		3,537		51		3,589
Interest expense	492	833	3	160		501		1,990		(166)		1,824
Inter-segment	80	188	(76)	(123)		(68)		1		(1)		—
Non-interest income, net	188	119	19	22		598		946		(609)		337
Non-interest income	438	544	170	2,418		1,698		5,268		(574)		4,694
Non-interest expense	255	434	157	2,400		1,071		4,322		35		4,357
Inter-segment	5	10	5	4		(24)		(136)		136		—
Other expense	563	395	21	5		264		1,247		51		1,299
Selling and administrative expense	518	199	15	26		105		862		(35)		827
Provisions	45	196	5	(21)		159		385		87		472
Operating income	322	577	6	77		265		1,247		(444)		803

<For the year ended December 31, 2010>

	Consumer	Corporate	Investment	Capital
	finance	finance	banking	market	Others		Sub-total		Adjustment		Total
Net interest income	￦ 673	￦ 873	￦ 3	￦ 55	￦	(81)	￦	1,523	￦	202	￦	1,725
Interest income	1,116	1,595	91	298		599		3,698		(53)		3,645
Interest expense	522	868	4	122		584		2,100		(180)		1,921
Inter-segment	79	146	(84)	(120)		(96)		(75)		75		—
Non-interest income, net	168	124	37	126		859		1,315		(710)		604
Non-interest income	413	464	279	2,969		1,775		5,900		(566)		5,335
Non-interest expense	251	347	235	2,836		918		4,587		144		4,730
Inter-segment	6	7	(6)	(7)		2		1		(1)		—
Other expense	512	509	20	54		369		1,463		(655)		807
Selling and administrative expense	513	193	12	29		135		883		(107)		776
Provisions	(2)	316	7	25		234		580		(548)		32
Operating income	329	488	21	127		409		1,374		147		1,521

(2)	Segment by legal entity
The Group’s reportable segments by independent legal entity are Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment& Securities and others.
•	Woori Bank: Woori Bank and its consolidated subsidiaries
•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries
•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries
•	Woori Investment& Securities: Woori Investment& Securities and its consolidated subsidiaries
•	Others: The Company and its other consolidated subsidiaries
(Unit: Korean Won in billions)
<As of March 31, 2011>

							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities	Others		Sub-total		Adjustment		Total
Assets	￦	241,529	￦	22,555	￦	17,215	￦ 20,008	￦	25,341	￦	326,648	￦	(19,635)	￦	307,013
Liabilities	￦	222,545	￦	20,901	￦	16,058	￦ 17,080	￦	10,600	￦	288,184	￦	(2,251)	￦	285,934
<As of December 31, 2010>

							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities	Others		Sub-total		Adjustment		Total
Assets	￦	228,555	￦	21,804	￦	16,841	￦ 17,575	￦	24,177	￦	308,952	￦	(18,845)	￦	290,107
Liabilities	￦	211,068	￦	20,147	￦	15,673	￦ 14,744	￦	9,761	￦	271,393	￦	(1,592)	￦	269,801

<For the three months ended March 31, 2011>

					Woori
			Kyongnam	Kwangju	Investment
	Woori Bank		Bank	Bank	Securities	Others		Sub-total		Adjustment		Total
Net interest income	￦	1,409	￦ 165	￦ 126	￦ 73	￦	(13)	￦	1,761	￦	3	￦	1,764
Interest income		2,801	296	228	152		117		3,595		(7)		3,589
Interest expense		1,393	131	102	79		130		1,834		(10)		1,824
Non interest income, net		103	7	6	133		629		879		(541)\		337
Non-interest income		3,683	127	38	725		712		5,286		(592)		4,694
Non-interest expense		3,580	121	31	592		83		4,408		(51)		4,357
Other expense		895	99	96	125		126		1,341		(42)		1,299
Selling and administrative expense		555	59	47	128		107		895		(68)		827
Provisions		340	40	49	(3)		19		446		26		472
Operating income		617	73	36	82		490		1,299		(496)		803
<For the year ended December 31, 2010>

					Woori
			Kyongnam	Kwangju	Investment
	Woori Bank		Bank	Bank	Securities	Others		Sub-total		Adjustment		Total
Net interest income	￦	1,377	￦ 160	￦ 120	￦ 88	￦	(25)	￦	1,720	￦	4	￦	1,725
Interest income		2,877	291	233	153		98		3,652		(6)		3,645
Interest expense		1,500	131	113	64		123		1,931		(11)		1,921
Non interest income, net		379	9	7	208		481		1,085		(481)		604
Non-interest income		4,251	140	66	878		532		5,868		(533)		5,335
Non-interest expense		3,872	131	59	670		50		4,783		(52)		4,730
Other expense		524	56	72	105		121		878		(70)		807
Selling and administrative expense		529	55	45	117		100		846		(71)		776
Provisions		(5)	1	26	(13)		22		32		—		32
Operating income		1,232	113	56	192		335		1,928		(407)		1,521

(3)	Information on financial products and services
The financial products of the Group are classified as interest, non-interest and other goods; however, since this classification has already been reflected in the composition of the reportable segments above. Therefore, revenue from external customers is not separately disclosed.
(4) Information on geographical areas
Of the Group’s revenue(interest income and non-interest income) from external services, revenue from the domestic customers for the three months ended March 31, 2011 and 2010 amounted to $8,121,654 million and $8,812,064, respectively, and revenue from the foreign clients amounted to $160,538 million and $167,701 million, respectively. Of the non-current assets(investments in subsidiaries, invest properties, fixed assets and intangible assets) of the Group, amount attributed to domestic as of March 31, 2011 and 2010 amounted to $4,739,961 million and $4,746,322 million, respectively, and amount attributed to foreign amounted to $31,734 million and $33,307 million, respectively. Such amounts have occurred in the Group’s foreign subsidiaries and branches.

6. RESTRICTED DEPOSITS
Details of restricted deposits are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010		Reasonable
Financial assets at FVTPL:
Korea Finance Security Co., Ltd	￦	847,161	￦	805,675	Regulation on Supervision of Securities Business
Loans and receivables :
Due from banks in local currency
The Bank of Korea		9,213,702		8,058,130	Reserve deposits
Korea Exchange		451		376	Deposits for required allotted charges
Korea Finance Security Co., Ltd.		295,101		201,265	Regulation on Supervision of Securities Business
Samsung Security		92,595		79,224	Margins
Shinhan Bank		975		1,799	Deposits for opening account, etc.
Others		269,749		378,928	Borrowings on collateral, etc.
Due from banks in foreign currency
The Bank of Korea		280,525		309,508	Reserve deposits
Bank of Japan		15,213		18,310	Reserve deposits in foreign branches
Bank of Tokyo Mitsubishi		38,659		38,616	Installation deposits of financial institution
JP Morgan Chase Bank		163,805		146,811	Derivative transaction collateral provider, etc.

Sub-total		10,370,775		9,232,967

Total	￦	11,217,936	￦	10,038,642

7. FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31,2010

Deposits:	￦	847,161	￦	805,675
Securities:
Government bonds in KRW		3,222,472		3,495,375
Financial institution bonds in KRW		3,854,845		3,622,232
Corporation bonds in KRW		2,410,178		2,418,752
Equity securities in KRW		958,284		619,309
Beneficiary certificates in KRW		275,854		228,513
Others		2,109,619		3,580,500
Securities in foreign currency		459,109		509,363
Loaned securities		230,224		409,622

Sub-total		13,520,585		14,883,666

Derivatives instruments assets:
Interest rate-derivatives		1,168,782		1,350,353
Currency-derivatives		2,451,721		2,571,193
Equity-derivatives		79,090		195,260
Credit-derivatives		13,721		15,980
Commodity-derivatives		34,748		29,818
Other derivatives		823		13

Sub-total		3,748,885		4,162,617

Others		3,116,923		1,619,271

Total	￦	21,233,554	￦	21,471,229

(2)	Details of financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Equity securities in KRW	￦	10,287	￦	10,345
Asset backed securities		48,687		53,506
Equity-linked securities		455,344		301,867

Total	￦	514,318	￦	365,718

8. AVAILABLE FOR SALE FINANCIAL ASSETS
Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
In local currency
Debt securities:
Government bonds	￦	3,028,684	￦	2,719,912
Financial debentures		5,755,845		5,896,815
Corporation bonds		2,795,451		2,689,957

Sub-total		11,579,980		11,306,684

Equity securities:
Listed stocks		2,313,273		1,640,071
Unlisted stocks		1,477,315		1,442,036
Beneficiary certificates		4,758,765		5,173,085
Others		1,439,581		1,443,577

Sub-total		9,988,934		9,698,769

Total in local currency		21,568,914		21,005,453

In foreign currencies
Debt securities		173,543		283,758
Equity securities
Stocks		133,224		153,519
Beneficiary certificates		23,335		23,335
Others		415		16

Sub-total		156,974		176,870

Total in foreign currency		330,517		460,628

Loaned securities		570,753		878,617

Total	￦	22,470,184	￦	22,344,698

9. HELD TO MATURITY FINANCIAL ASSETS
Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
In local currency
Government bond	￦	7,191,072	￦	6,347,443
Financial debentures		7,443,159		7,832,371
Corporation bonds		5,752,682		5,491,011
Others		361,813		—

Sub-total		20,748,726		19,670,825

In foreign currencies		145,796		143,537
Securities loaned		20,830		71,197

Total	￦	20,915,352	￦	19,885,559

10. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Due from banks	￦	15,791,022	￦	13,281,447
Provisions		(13,351)		(11,399)
Loans		211,375,910		201,332,345
Provisions		(4,915,223)		(4,717,681)
Other loans and receivables		10,248,866		7,452,417
Provisions		(185,891)		(188,333)

Total	￦	232,301,333	￦	217,148,796

(2)	Details of deposits as are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Due from banks in local currency:
Due from the Bank of Korea	￦	10,323,702	￦	8,088,129
Due from depository institutions		2,117,409		2,001,584
Due from non-depository financial institutions		354,455		264,694
Due from the Korea Exchange		378,431		223,743
Others		113,933		111,529
Provisions		(5,201)		(4,007)

Sub-total		13,282,729		10,685,672

Due from banks in foreign currencies:
Due from banks on demand		1,737,945		1,743,662
Due from banks on time		440,817		456,788
Others		324,330		391,318
Provisions		(8,150)		(7,392)

Sub-total		2,494,942		2,584,376

Total	￦	15,777,671	￦	13,270,048

(3)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Loans in local currency	￦	165,831,809	￦	160,419,652
Loans in foreign currencies		13,928,963		13,458,732
Usance		4,853,542		4,338,818
Credit card accounts		4,601,867		4,356,652
Bills bought in foreign currencies		5,214,051		5,148,175
Bills bought in local currency		497,537		424,683
Factoring receivables		144,956		113,722
Advances for customers on guarantees		175,507		306,167
Privately placed bonds		2,608,157		2,621,376
Loans to be converted to equity securities		1,723		1,723
Finance leases		639,551		631,871
Loans for installment		1,236,450		1,130,159
Backed loans		1,203,186		1,230,096
Stock loans		1,306,578		1,206,752
Others		244,288		221,695
Call loans		2,901,145		3,716,967
Bonds purchased under resale agreements		5,986,600		2,005,105
Provisions		(4,915,223)		(4,717,681)

Total	￦	206,460,687	￦	196,614,664

(4) Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
CMA accounts	￦	433,062	￦	1,059,112
Receivables		6,654,244		2,874,270
Accrued income		1,193,310		1,188,172
Telex and telephone subscription rights and guarantee deposits		1,225,377		1,221,156
Other debtors		742,873		1,109,707
Provisions		(185,891)		(188,333)

Total	￦	10,062,975	￦	7,264,084

(5) Details of changes in provisions for possible losses are as follows (Unit : Korean won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	￦	(4,917,413)	￦	(3,862,659)
Provision for credit loss for the period		(398,346)		(2,868,540)
Increase on repurchase of NPV		(5,116)		(10,314)
Recoveries of written-off loans		(29,794)		(168,599)
Charge-off		118,634		1,506,248
Foreign exchange translation adjustment		7,477		1,720
Others		110,093		484,731

Ending balance	￦	(5,114,465)	￦	(4,917,413)

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
Financial instruments at fair value are classified under the three levels of the fair value hierarchy as follows:
Level 1: If a financial instrument is measured at fair value using a quoted price in an active market, such financial instrument is classified as level 1. The Group’s level 1 financial instruments include stocks traded on exchange, derivatives and treasury bonds.
Level 2: If a financial instrument is measured at fair value using valuation techniques based on inputs other than quoted prices included in level 1 that are observable in a market, such financial instrument is classified as level 2. The Group’s level 2 financial instruments include such Over-the-Counter (“OTC”) derivatives as bonds denominated in Korean Won, bonds denominated in foreign currencies, swap, forward and option.
Level 3: If a financial instrument is measured at fair value using valuation techniques based on one or more significant inputs that are not based on observable market data (unobservable input), such financial instrument is classified as level 3. The Group’s level 3 financial instruments include non-listed stocks, complex structured notes and complex OTC derivatives.

If a financial instrument is traded in an active market, the best possible estimate of fair value is a quoted price in such a market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. The Group principally uses valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data.
This valuation technique includes all factors that the market participants would consider in setting a price. The Group regularly reassesses the valuation technique, uses the observable market data of the similar instruments whether the method properly reflects the factors from the market.
(2) Fair value and fair value hierarchy of financial assets and liabilities measured at current fair value are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial asset held for trading(*1)	￦	2,365,826	￦	14,203,253	￦	68,429	￦	16,637,508
Financial assets designated at FVTPL		—		75,023		439,295		514,318
Available-for-sale financial assets		3,522,113		15,416,292		3,531,779		22,470,184
Derivative assets(*1)		348		3,861,846		165		3,862,359

Financial liabilities:
Financial liabilities held for trading(*1)	￦	147,655	￦	423,797	￦	44,235	￦	615,687
Financial liabilities designated at FVTPL		—		3,010,811		2,060,432		5,071,243
Derivative liabilities(*1)		1,001		2,968,287		320,343		3,289,631
<As of December 31, 2010>

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial asset held for trading(*1)	￦	1,912,502	￦	14,508,932	￦	81,503	￦	16,502,937
Financial assets designated at FVTPL		53		126,866		238,799		365,718
Available-for-sale financial assets		3,483,051		15,292,176		3,569,471		22,344,698
Derivative assets(*1)		348		4,290,051		3,729		4,294,128

Financial liabilities:
Financial liabilities held for trading(*1)	￦	363,516	￦	440,980	￦	52,602	￦	857,098
Financial liabilities designated at FVTPL		—		2,565,295		1,766,213		4,331,508
Derivative liabilities(*1)		1,001		3,341,059		312,955		3,665,015

(*1)	Derivatives classified as FVTPL are included in derivatives assets/liabilities.

(3)	Details of changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

					Other
			Profit or		Comprehensive	Purchase/
	Jan. 1, 2011		Loss		Income	Issuances		Settlement		Mar. 31. 2011
Financial assets :
Financial assets held for trading	￦	81,503	￦	(9,703)	￦ —	￦	—	￦	(3,371)	￦	68,429
Financial assets designated at FVTPL		238,799		117,854	—		90,208		(7,566)		439,295
Available-for-sale financial assets		3,569,471		(23,998)	373,253		467,480		(854,427)		3,531,779
Derivative assets		3,729		(193)	—		—		(3,371)		165

Financial liabilities :
Financial liabilities held for trading	￦	52,602	￦	(8,367)	￦ —	￦	—	￦	—	￦	44,235
Financial liabilities designated at FVTPL		1,766,213		(47,670)	—		692,509		(350,620)		2,060,432
Derivative liabilities		312,955		(8,403)	—		121,794		(106,003)		320,343
<For the year ended December 31, 2010>

					Other
			Profit or		Comprehensive	Purchase/
	Jan. 1, 2010		Loss		Income	Issuances		Settlement		Dec. 31. 2010
Financial assets
Financial assets held for trading	￦	77,787	￦	1,862	￦ —	￦	1,854	￦	—	￦	81,503
Financial assets designated at FVTPL		352,834		211,604	—		394,999		(720,638)		238,799
Available-for-sale financial assets		4,555,758		(93,432)	(488,626)		1,511,586		(1,915,815)		3,569,471
Derivative assets		13		1,862	—		1,854		—		3,729

Financial liabilities
Financial liabilities held for trading	￦	50,838	￦	1,764	￦ —	￦	—	￦	—	￦	52,602
Financial liabilities designated at FVTPL		2,159,182		393,298	—		2,105,182		(2,891,449)		1,766,213
Derivative liabilities		515,216		32,161	—		188,927		(423,349)		312,955

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	Fair value		Book value
Financial assets :
Held-to-maturity financial assets	￦	20,990,500	￦	20,915,352
Loans and receivables		234,473,512		232,301,333
Financial liabilities :
Deposits due to customers		190,641,929	190,616,025
Borrowings		34,068,726		34,615,419
Debentures		30,256,656		29,800,470
Other financial liabilities		19,765,724		19,766,081
<As of December 31, 2010>

	Fair value		Book value
Financial assets :
Held-to-maturity financial assets	￦	20,032,501	￦	19,885,559
Loans and receivables		216,867,423		217,108,796
Financial liabilities :
Deposits due to customers		185,314,019		185,427,625
Borrowings		34,232,572		34,265,662
Debentures		29,501,712		29,110,639
Other financial liabilities		10,520,681		10,536,622

12. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES AND ASSOCIATES
(1) The condition of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

				March 31, 2011		December 31, 2010
				Number of		Number of		Financial
			Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital		business	owned	(%)	owned	(%)	of
Woori Finance Holdings Co., Ltd.:
Woori Aviva Life Insurance Co., Ltd. (*1)	￦	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6	Mar. 31 (*6)
Woori, Kyongnam & Kwangju Bank, Woori Financial, Woori PEF:
Woori Blackstone Korea Opportunity Private Equity Fund I		110,100	Securities investment	49,030	44.6	2,700	44.6	Mar. 31 (*6)
Woori, Kyongnam & Kwangju Bank:
Korea Credit Bureau Co., Ltd.(*2)		10,000	Credit information	180,000	9.0	180,000	9.0	Mar. 31 (*6)
Woori Bank & Kyongnam Bank:
BC Card Co., Ltd.(*3)		44,000	Credit card financing	—	—	1,303,920	29.6	—
Woori Bank:
Korea Finance Security Co., Ltd.(*2)		6,000	Security service	183,870	15.3	183,870	15.3	Mar. 31 (*6)
Woori Service Networks Co., Ltd.(*2)		500	Freight & staffing services	4,704	4.9	4,704	4.9	Mar. 31 (*6)
Kumho Tire Co., Inc.		473,200	Manufacturing	22,514,800	23.8	22,514,800	24.2	Mar. 31 (*6)
Woori F&I:
Woori SB Fifth Asset Securitization Specialty		2,900	Asset Securitization	171,456	30.0	171,456	30.0	Mar. 31
Woori SB Eighth Asset Securitization Specialty		1,900	”	149,336	40.0	149,336	40.0	Mar. 31
Woori SB Ninth Asset Securitization Specialty		400	”	38,142	45.0	38,142	45.0	Mar. 31
Woori SB Eleventh Asset Securitization Specialty		1,200	”	103,527	45.0	103,527	45.0	Mar. 31
Woori SB Twelfth Asset Securitization Specialty		1,400	”	109,544	40.0	109,544	40.0	Mar. 31
Woori BC Pegasus Asset Securitization Specialty		9,700	”	581,580	30.0	581,580	30.0	Mar. 31
Woori Stream Second Asset Securitization Specialty (*4)		1,500	”	—	—	143,088	40.0	—
Woori Stream Third Asset Securitization Specialty(*5)		1,500	”	120,472	40.0	132,472	40.0	Mar. 31
Woori Stream Fourth Asset Securitization Specialty		1,600	”	125,808	40.0	129,808	40.0	Mar. 31
Woori HB First Asset Securitization Specialty		50	”	3,712	40.0	3,712	40.0	Mar. 31
Woori HB Second Asset Securitization Specialty(*4)		50	”	—	—	8,888	40.0	—
Woori Piastone Bridge Asset Securitization Specialty(*5)		300	”	22,336	40.0	54,336	40.0	Mar. 31
Woori EA First Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Mar. 31
Woori EA Second Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Mar. 31
Woori EA Sixth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Mar. 31
Woori EA Seventh Asset Securitization Specialty		60	”	5,652	45.0	5,652	45.0	Mar. 31
Woori EA Ninth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Mar. 31
CW Two Partners Co., Ltd.		100	”	12,999	50.0 -1share	12,999	50.0 -1share	Mar. 31
Woori F&I Fifteenth Asset Securitization Specialty		10	”	120	40.0	120	40.0	Mar. 31
Kamco Fifth Asset Securitization Specialty		25,700	Asset Securitization	87,013	24.0	87,013	24.0	Mar. 31
Kamco Sixth Asset Securitization Specialty		2,400	”	212,553	45.0	212,553	45.0	Mar. 31
Kamco Seventh Asset Securitization Specialty		600	”	51,417	45.0	51,417	45.0	Mar. 31

			March 31, 2011		December 31, 2010
			Number of		Number of		Financial
		Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital	business	owned	(%)	owned	(%)	of
Woori Tomato Second Asset Securitization Specialty	10	”	135	45.0	135	45.0	Mar. 31
Woori Fine First Asset Securitization Specialty	1,500	”	135,900	45.0	135,900	45.0	Mar. 31
Hiking-Woori Capital	500	”	245,000	49.0	245,000	49.0	Mar. 31(*6)
Woori-Consus Capital	500	”	220,000	44.0	220,000	44.0	Mar. 31(*6)
Chungdo Woori Century Security Corp., Ltd.	16,500	”	49,987,530	49.5	49,987,530	49.5	Mar. 31
Woori PEF:
Phoenix Digital Tech Co., Ltd.	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0	Mar. 31(*6)
Woori Renaissance Holdings(*1)	200	Other Financial business	1,260	51.6	1,260	51.6	Mar. 31
Bonghwang Semiconductor Yuhan Gongsa	31,000	Semiconductor packaging	—	30.0	—	30.0	Dec. 31
MARS First:
Sempio Foods Co., Ltd.	4,400	Food & beverages manufacturing	1,465,446	33.0	1,465,446	33.0	Mar. 31(*6)
MARS Second:
Seoul Lakeside Co., Ltd.	1,600	Hotel	76,000	47.5	76,000	47.5	Dec. 31

(*1)	Woori Aviva Life Insurance Co., Ltd. and Woori Renaissance Holdings are accounted for using the equity method of accounting as they are subject to joint control based on the provisions of K-IFRS 1031.

(*2)	Woori Bank can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.

(*3)	Woori Bank made an agreement to sell its 20% ownership interest out of 29.6% of total equity of BC Card Co, Ltd. and investments are re-classified to assets held for sale. As a result, such investments are excluded from the associates using the equity method.

(*4)	The investees have been liquidated.

(*5)	The investees decreased their capital. As a result, the number of shares owned decreased.

(*6)	The unreviewed financial statements as of March 31, 2011 are used for the equity method accounting.

(2) Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

				Gain (loss)							Other
	Acquisition			on	Acquisi-	Disposi-					increase	Mar.31,
Investee	cost	Jan. 1, 2011		valuation	tion	tion	Dividends		Capital		(decrease)	2011
Woori Aviva Life Insurance Co., Ltd	￦ 106,053	￦	104,158	￦ 2,048	￦ —	￦ —	￦	—	￦	1,201	￦ —	￦ 107,407
Woori Blackstone Korea Opportunity First	49,030		50	(675)	46,330	—		—		—	—	45,705
Korea Credit Bureau	4,500		3,454	(59)	—	—		—		—	—	3,395
BC Card Co., Ltd.	12,460		147,564	—	—	(147,563)		—		(24,787)	24,786	—
Korea Finance Security Co., Ltd.	758		3,436	(17)	—	—		(55)		—	—	3,364
Woori Service Networks Co., Ltd.	24		104	(12)	—	—		(12)		—	—	80
Kumho Tire Co., Inc.	113,204		113,204	3,876	—	—		—		(654)	550	116,976
Woori SB Fifth Asset Securitization Specialty	3,773		1,008	(4)	—	—		—		—	—	1,004
Woori SB Eighth Asset Securitization Specialty	2,787		1,218	(19)	—	—		—		—	—	1,199
Woori SB Ninth Asset Securitization Specialty	1,907		1,723	45	—	—		—		—	—	1,768
Woori SB Eleventh Asset Securitization Specialty	5,176		4,545	(10)	—	—		(495)		—	—	4,040
Woori SB Twelfth Asset Securitization Specialty	5,477		5,016	(2)	—	—		(709)		—	—	4,305
Woori BC Pegasus Asset Securitization Specialty	2,908		—	(904)	—	—		—		—	904	—
Woori Stream Third Asset Securitization Specialty	2,664		1,354	49	—	—		—		(600)	—	803
Woori Stream Fourth Asset Securitization Specialty	3,650		716	(10)	—	—		—		(200)	—	506
Woori HB First Asset Securitization Specialty	186		367	195	—	—		(433)		—	—	129
Woori Piastone Bridge Asset Securitization Specialty	2,717		3,598	73	—	—		(1,039)		(1,600)	—	1,032
Woori EA First Asset Securitization Specialty	400		—	255	—	—		—		—	(255)	—
Woori EA Second Asset Securitization Specialty	400		899	(136)	—	—		(808)		—	45	—

					Gain (loss)									Other
	Acquisition				on	Acquisi-		Disposi-						increase	Mar.31,
Investee	cost		Jan. 1, 2011		valuation	tion		tion		Dividends		Capital		(decrease)	2011
Woori EA Sixth Asset Securitization Specialty	￦	400	￦	—	￦ 1,196	￦	—	￦	—	￦	—	￦	—	￦ (124)	￦	1,072
Woori EA Seventh Asset Securitization Specialty		1,611		1,966	398		—		—		—		—	—		2,364
Woori EA Ninth Asset Securitization Specialty		400		384	72		—		—		—		—	—		456
CW Two Partners Co., Ltd.		605		134	143		—		—		—		—	—		277
Woori F&I Fifteenth Asset Securitization Specialty		1		566	3,076		—		—		(4,281)		—	639		—
Kamco Fifth Asset Securitization Specialty		8,736		10,764	(691)		—		—		—		—	—		10,073
Kamco Sixth Asset Securitization Specialty		5,314		6,566	1,141		—		—		(333)		—	—		7,374
Kamco Seventh Asset Securitization Specialty		1,285		1,210	275		—		—		(77)		—	—		1,408
Woori Tomato Second Asset Securitization Specialty		1		—	3,247		—		—		—		—	(1,330)		1,917
Woori Fine First Asset Securitization Specialty		15,697		15,647	515		—		—		—		—	—		16,162
Hiking-Woori Capital		230		209	(7)		—		—		—		(6)	—		196
Woori-Consus Capital		203		—	(123)		—		—		—		126	(3)		—
Chungdo Woori Century Security Corp.		8,187		8,644	13		—		—		—		62	—		8,719
Phoenix Digital Tech Co., Ltd.		10,459		8,833	(989)		—		—		—		—	(4,588)		3,256
Woori Renaissance Holdings		63,000		55,915	(1,318)		—		—		—		—	—		54,597
Bonghwang Semiconductor Yuhan Gongsa		11,905		12,178	424		—		—		—		—	9,674		22,276
Sempio Foods Company		26,578		37,767	7,713		—		—		(333)		(447)	—		44,700
Seoul Lakeside Co., Ltd.		270,000		191,647	26,069		—		—		(5,700)		—	119		212,135

	￦	742,686	￦	744,844	￦ 45,847	￦	46,330	￦	(147,563)	￦	(14,275)	￦	(26,905)	￦ 30,417	￦	678,695

<For the year ended December 31, 2010>

			Gain (loss)							Other
	Acquisition	Jan. 1,	on	Acquisi-	Disposi-					increase
Investee	cost	2011	valuation	tion	tion	Dividends		Capital		(decrease)	Mar.31, 2011
Woori Aviva Life Insurance Co., Ltd	￦ 74,310	￦ 74,310	￦ (6,538)	￦ 33,150	￦ —	￦	—	￦	3,236	￦ —	￦	104,158
Woori Blackstone Korea Opportunity First	2,700	—	(2,650)	2,700	—		—		—	—		50
Korea Credit Bureau	4,500	3,115	339	—	—		—		—	—		3,454
BC Card Co., Ltd.	11,668	196,065	46,624	—	—		(65,725)		(29,400)	—		147,564
Korea Finance Security Co., Ltd.	758	3,337	154	—	—		(55)		—	—		3,436
Woori Service Networks Co., Ltd.	24	108	(2)	—	—		(2)		—	—		104
Kumho Tire Co., Inc.	113,204	—	—	113,204	—		—		—	—		113,204
Woori SME First ABS Specialty Co. Ltd.	415	406	(1)		(405)				6	(6)		—
Woori SB Fifth Asset Securitization Specialty	3,773	1,081	(73)	—	—		—		—	—		1,008
Woori SB Eighth Asset Securitization Specialty	2,787	1,575	(357)	—	—		—		—	—		1,218
Woori SB Ninth Asset Securitization Specialty	1,907	5,166	605	—	—		(1)		(4,047)	—		1,723
Woori SB Eleventh Asset Securitization Specialty	5,176	7,554	258	—	—		(568)		(2,699)	—		4,545
Woori SB Twelfth Asset Securitization Specialty	5,477	9,220	1,183	—	—		(2,989)		(2,398)	—		5,016
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(1,828)	—	—		—		—	1,828		—
Woori Stream Third Asset Securitization Specialty	2,664	2,400	(45)	—	—		—		(1,001)	—		1,354
Woori Stream Fourth Asset Securitization Specialty	3,650	3,698	219	—	—		—		(3,201)	—		716
Woori HB First Asset Securitization Specialty	186	852	1,138	—	—		(1,623)		—	—		367
Woori Piastone Bridge Asset Securitization Specialty	2,717	2,414	2,728	—	—		(1,544)		—	—		3,598
Woori EA First Asset Securitization Specialty	400	335	(1,951)	—	—		—		—	1,616		—
Woori EA Second Asset Securitization Specialty	400	—	500	400	—		—		(1)	—		899
Woori EA Sixth Asset Securitization Specialty	400	—	(523)	400	—		—		(1)	124		—
Woori EA Seventh Asset Securitization Specialty	1,611	—	356	1,611	—		—		(1)	—		1,966
Woori EA Ninth Asset Securitization Specialty	400	—	(15)	400	—		—		(1)	—		384
CW Two Partners Co., Ltd.	605	—	(469)	605	—		—		(2)	—		134
Woori F&I Fifteenth Asset Securitization Specialty	1	—	565	10	—		—		(9)	—		566

					Gain (loss)									Other
	Acquisition		Jan. 1,		on	Acquisi-		Disposi-						increase
Investee	cost		2011		valuation	tion		tion		Dividends		Capital		(decrease)	Mar.31, 2011
Kamco Fifth Asset Securitization Specialty	￦	8,736	￦	—	￦ 2,030	￦	8,736	￦	—	￦	—	￦	(2)	￦ —	￦	10,764
Kamco Sixth Asset Securitization Specialty		5,314		—	1,268		5,314		—		—		(16)	—		6,566
Kamco Seventh Asset Securitization Specialty		1,285		—	(71)		1,285		—		—		(4)	—		1,210
Woori Tomato Second Asset Securitization Specialty		1		—	(1,332)		1		—		—		—	1,331		—
Woori Fine First Asset Securitization Specialty		15,697		—	(40)		15,697		—		—		(10)	—		15,647
Woori SB Sixth Asset Securitization Specialty		5,477		1,441	3		—		(1,441)		—		22	(25)		—
Woori SB Seventh Asset Securitization Specialty		3,585		2,417	5		—		(2,417)		—		12	(17)		—
Woori Tomato First Asset Securitization Specialty		1		1,353	1,772		—		(1,727)		(1,725)		—	327		—
Woori Marine Third Asset. Securitization Specialty		5,952		1,370	(3)		—		—		—		(1,358)	(9)		—
Woori Stream Second Asset Securitization Specialty		2,554		803	117		—		(207)		—		(585)	(128)		—
Woori HB Second Asset Securitization Specialty		444		292	574		—		(437)		—		1	(430)		—
Woori F&I Ninth Asset Securitization Specialty		1,713		—	1,241		—		—		(1,653)		—	412		—
Woori F&I Twelfth Asset Securitization Specialty		9,053		33	2,727		—		—		—		—	(2,760)		—
Woori F&I Forteenth Asset Securitization Specialty		1,508		—	(1,279)		—		—		—		—	1,279		—
Hiking-Woori Capital		230		—	(57)		213		—		—		53	—		209
Woori-Consus Capital		203		—	(2,262)		—		—		—		90	2,172		—
Chungdo Woori Century Security Corp.		8,187		—	21		8,187		—		—		436	—		8,644
Phoenix Digital Tech Co., Ltd.		10,459		10,458	(1,729)		—		—		—		—	104		8,833
Woori Renaissance Holdings		63,000		58,542	(3,500)		—		—		—		110	763		55,915
Bonghwang Semiconductor Yuhan Gongsa		11,905		27,770	115		—		—		—		—	(15,707)		12,178
Sempio Foods Company		26,578		36,053	1,350		—		—		(333)		693	4		37,767
Seoul Lakeside Co., Ltd.		270,000		203,552	(11,241)		—		—		—		—	(664)		191,647

Total	￦	694,523	￦	655,720	￦ 29,926	￦	191,913	￦	(6,634)	￦	(76,218)	￦	(40,077)	￦ (9,786)	￦	744,844

(3) Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

Investee	Assets		Liabilities		Operating revenue		Net income
Woori Aviva Life Insurance Co., Ltd.	￦	2,614,539	￦	2,467,987	￦	375,575	￦	4,215
Woori Blackstone Korea Opportunity		104,130		1,534		24		(1,516)
Korea Credit Bureau		41,790		7,131		6,647		(795)
Korea Finance Security Co., Ltd.		23,897		1,587		7,050		385
Woori Service Networks Co., Ltd.		2,955		1,108		1,935		319
Kumho Tire Co., Inc.		4,434,539		3,980,084		957,627		18,234
Woori SB Fifth Asset Securitization Specialty		3,593		247		3		(13)
Woori SB Eighth Asset Securitization Specialty		3,966		967		3		(47)
Woori SB Ninth Asset Securitization Specialty		3,939		10		137		100
Woori SB Eleventh Asset Securitization Specialty		9,030		51		58		(23)
Woori SB Twelfth Asset Securitization Specialty		10,832		70		19		(5)
Woori BC Pegasus Asset Securitization Specialty		28,750		38,039		11		(3,013)
Woori Stream Third Asset Securitization Specialty		2,021		12		144		122
Woori Stream Fourth Asset Securitization Specialty		1,415		153		2		(26)
Woori HB First Asset Securitization Specialty		326		4		550		488
Woori Piastone Bridge Asset Securitization Specialty		488		2,182		399		182
Woori EA First Asset Securitization Specialty		94,630		98,032		3,433		638
Woori EA Second Asset Securitization Specialty		19,716		19,830		1,065		(339)
Woori EA Sixth Asset Securitization Specialty		103,710		101,030		5,217		2,990
Woori EA Seventh Asset Securitization Specialty		28,392		23,137		1,596		885
Woori EA Ninth Asset Securitization Specialty		120,443		119,303		4,998		179
CW Two Partners Co., Ltd.		4,827		4,273		169		287
Woori F&I Fifteenth Asset Securitization Specialty		2,174		3,765		8,738		7,690
Kamco Fifth Asset Securitization Specialty		68,685		37,411		2,338		(2,881)
Kamco Sixth Asset Securitization Specialty		34,953		18,558		3,644		2,535
Kamco Seventh Asset Securitization Specialty		3,328		189		871		611
Woori Tomato Second Asset Securitization Specialty		4,538		279		8,466		7,216
Woori Fine First Asset Securitization Specialty		53,749		17,825		1,953		1,144
Hiking-Woori Capital		591		190		1		(14)
Woori-Consus Capital		1,690		11,855		8		(279)
Chungdo Woori Century Security Corp.		18,351		741		729		27
Phoenix Digital Tech Co., Ltd.		79,017		92,125		1,034		(1,831)
Woori Renaissance Holdings		139,259		33,532		—		(2,553)
Bonghwang Semiconductor Yuhan Gongsa		76,798		40,636		1,034		817
Sempio Foods Company		190,321		53,818		47,241		339
Seoul Lakeside Co., Ltd.		231,361		111,558		48,170		7,859

<As of December 31, 2010>

					Operating
Investee	Assets		Liabilities		revenue	Net profit
Woori Aviva Life Insurance Co., Ltd.	￦	2,372,448	￦	2,232,440	￦ 1,187,446	￦	(10,820)
Woori Blackstone Korea Opportunity		1,679,433		1,567,462	61,163		(5,949)
Korea Credit Bureau		44,983		9,507	33,055		4,428
BC Card Co., Ltd.		1,913,096		1,380,225	3,125,476		29,899
Korea Finance Security Co., Ltd.		24,493		2,068	41,283		1,847
Woori Service Networks Co., Ltd.		3,067		977	11,007		883
Kumho Tire Co., Inc.		2,516,861		2,016,356	2,701,990		8,901
Woori SME First ABS Specialty Co. Ltd.		8,116		18	—		(12)
Woori SB Fifth Asset Securitization Specialty		3,612		254	13		(244)
Woori SB Eighth Asset Securitization Specialty		4,020		974	105		(892)
Woori SB Ninth Asset Securitization Specialty		3,857		28	478		1,345
Woori SB Eleventh Asset Securitization Specialty		10,126		25	1,917		574
Woori SB Twelfth Asset Securitization Specialty		12,564		25	4,732		2,957
Woori BC Pegasus Asset Securitization Specialty		31,282		37,559	32		(6,092)
Woori Stream Third Asset Securitization Specialty		3,401		15	517		(112)
Woori Stream Fourth Asset Securitization Specialty		1,800		12	934		547
Woori HB First Asset Securitization Specialty		920		3	3,264		2,845
Woori Piastone Bridge Asset Securitization Specialty		9,347		351	9,134		6,821
Woori EA First Asset Securitization Specialty		113,443		117,483	14,226		(4,877)
Woori EA Second Asset Securitization Specialty		34,791		32,544	6,703		1,250
Woori EA Sixth Asset Securitization Specialty		115,016		115,325	8,426		(1,307)
Woori EA Seventh Asset Securitization Specialty		34,077		29,707	1,670		791
Woori EA Ninth Asset Securitization Specialty		139,272		138,311	—		(37)
CW Two Partners Co., Ltd.		5,002		4,734	1		(939)
Woori F&I Fifteenth Asset Securitization Specialty		60,658		59,236	7,812		1,412
Kamco Fifth Asset Securitization Specialty		70,330		36,175	19,043		8,457
Kamco Sixth Asset Securitization Specialty		44,232		29,631	4,865		2,818
Kamco Seventh Asset Securitization Specialty		10,362		7,662	234		(158)
Woori Tomato Second Asset Securitization Specialty		70,214		73,172	2,135		(2,968)
Woori Fine First Asset Securitization Specialty		61,996		27,215	—		(88)
Woori Stream Second Asset Securitization Specialty		806		7	308		293
Woori HB Second Asset Securitization Specialty		2,172		2	1,791		1,439
Hiking-Woori Capital		608		181	527		(115)
Woori-Consus Capital		1,733		11,905	211		(5,142)
Chungdo Woori Century Security Corp.		17,966		507	1,021		43
Phoenix Digital Tech Co., Ltd		92,669		93,799	25,873		(2,402)
Woori Renaissance Holdings		141,520		33,240	—		(6,778)
Bonghwang Semiconductor Yuhan Gongsa		466,146		256,820	126,105		385
Sempio Foods Company		194,710		57,190	59,131		1,893
Seoul Lakeside Co., Ltd.		225,069		113,125	54,564		22,171

13. INVESTMENT PROPERTIES
(1) Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Acquisition cost	￦	512,612	￦	657,240
Accumulated depreciation		(11,667)		(13,969)

Net carrying value	￦	500,945	￦	643,271

(2) Changes in investment properties are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance of net carrying amount	￦	643,271	￦	746,126
Capital expenditures		441		—
Disposition		(126,433)		(985)
Depreciation		(2,455)		(9,576)
Impairment loss		(246)		—
Reclassified to assets held for sale		—		(42,239)
Transfer to properties for business		(13,593)		(38,193)
use Foreign currency translation adjustments		(27)		(25)
Others		(13)		(11,837)

Ending balance of net carrying amount	￦	500,945	￦	643,271

(3) Fair value of investment properties as of March 31, 2011 is ￦521,332 million.
(4) Gains and losses incurred from investment properties are as follows (Unit: Korean Won in millions):

	Three months ended	Year ended
	Mar. 31, 2011	Dec. 31, 2010
Rent fees	￦ 4,491	￦ 3,849

14. FIXED ASSETS
(1) Fixed assets are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	￦	1,827,703	￦	968,880	￦	1,381,364	￦	307,949	￦	2,988	￦	20	￦	4,488,904
Accumulated depreciation		—		(38,376)		(1,083,389)		(260,483)		—		(13)		(1,382,261)

Net carrying value	￦	1,827,703	￦	930,504	￦	297,975	￦	47,466	￦	2,988	￦	7	￦	3,106,643

<As of December 31, 2010>

					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	￦	1,815,070	￦	962,847	￦	1,362,004	￦	305,447	￦	2,404	￦	20	￦	4,447,792
Accumulated depreciation		—		(31,428)		(1,063,318)		(255,655)		—		(13)		(1,350,414)

Net carrying value	￦	1,815,070	￦	931,419	￦	298,686	￦	49,792	￦	2,404	￦	7	￦	3,097,378

(2) Changes in fixed assets are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	￦	1,815,070	￦	931,419	￦	298,686	￦	49,792	￦	2,404	￦	7	￦	3,097,378
Foreign currency translation adjustment		(33)		(45)		(301)		(288)		—		—		(667)
Acquisition		30,462		13,411		62,313		3,839		975		—		111,000
Disposition		(17,796)		(7,219)		(34,211)		(169)		—		—		(59,395)
Depreciation		—		(6,985)		(28,936)		(5,702)		—		—		(41,623)
Others		—		(77)		424		(6)		(391)		—		(50)

Ending balance	￦	1,827,703	￦	930,504	￦	297,975	￦	47,466	￦	2,988	￦	7	￦	3,106,643

<For the year ended December 31, 2010>

					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	￦	1,794,265	￦	927,365	￦	292,739	￦	59,360	￦	21,293	￦	7	￦	3,095,029
Foreign currency translation adjustment		(28)		2		(259)		(1,138)		—		—		(1,423)
Revaluation		—		—		589		496		—		—		1,085
Acquisition		38,234		36,890		117,534		21,141		5,840		—		219,639
Disposition		(37,341)		(14,409)		(7,432)		(724)		(14,315)		—		(74,221)
Depreciation		—		(26,653)		(101,902)		(30,520)		—		—		(159,075)
Impairment		(113)		(289)		—		—		—		—		(402)
Classified to assets held for sale		586		1,688		—		—		—		—		2,274
Others		19,467		6,825		(2,583)		1,177		(10,414)		—		14,472

Ending balance	￦	1,815,070	￦	931,419	￦	298,686	￦	49,792	￦	2,404	￦	7	￦	3,097,378

15. INTANGIBLE ASSETS
(1) Details of intangible assets are as follows (Unit: Korean Won in millions):
< As of March 31, 2011>

							Industrial		Development				Membership
	Goodwill		Core deposit		Software		rights		cost		Others		deposit		Total
Acquisition cost	￦	170,781	￦	3,260	￦	112,180	￦	310	￦	169,677	￦	376,306	￦	69,644	￦	902,158
Accumulated depreciation		—		(2,445)		(79,535)		(160)		(100,545)		(190,929)		(202)		(373,816)
Accumulated impairment losses		(42,930)		—		—		—		—		—		—		(42,930)

Net carrying value	￦	127,851	￦	815	￦	32,645	￦	150	￦	69,132	￦	185,377	￦	69,442	￦	485,412

< As of December 31, 2010>

							Industrial		Development				Membership
	Goodwill		Core deposit		Software		rights		cost		Others		deposit		Total
Acquisition cost	￦	120,785	￦	3,353	￦	104,621	￦	302	￦	164,799	￦	226,302	￦	68,458	￦	688,620
Accumulated depreciation		—		(2,431)		(75,918)		(152)		(95,048)		(177,008)		(202)		(350,759)
Accumulated impairment losses		(42,725)		—		—		—		—		—		—		(42,725)

Net carrying value	￦	78,060	￦	922	￦	28,703	￦	150	￦	69,751	￦	49,294	￦	68,256	￦	295,136

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	￦	78,060	￦	922	￦	28,703	￦	150	￦	69,751	￦	49,294	￦	68,256	￦	295,136
Foreign currency translation adjustment		(4)		(25)		—		—		(4)		(42)		(58)		(133)
Acquisition		—		—		6,817		7		4,954		151,264		4,144		167,186
Depreciation		—		(82)		(2,839)		(7)		(5,552)		(13,871)		—		(22,351)
Impairment		(205)		—		—		—		—		—		—		(205)
Classified to held-for-sale assets		—		—		—		—		—		—		(600)		(600)
Others		—		—		137		—		(17)		(695)		547		(28)
Disposition		—		—		(173)		—		—		(573)		(2,847)		(3,593)
Acquisition from business combination		50,000		—		—		—		—		—		—		50,000

Ending balance	￦	127,851	￦	815	￦	32,645	￦	150	￦	69,132	￦	185,377	￦	69,442	￦	485,412

< For the year ended December 31, 2010>

			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	￦	78,065	￦	1,289	￦	28,960	￦	103	￦	68,575	￦	83,502	￦	54,693	￦	315,187
Foreign currency translation adjustment		(5)		(27)		38		—		11		(54)		1,494		1,457
Acquisition		—		—		10,105		80		19,800		16,806		13,127		59,918
Depreciation		—		(340)		(8,480)		(33)		(17,202)		(45,667)		—		(71,722)
Impairment		—		—		—		—		(4)		—		(426)		(430)
Classified to held-for-sale assets		—		—		(1,298)		—		466		(2,100)		270		(2,662)
Others		—		—		(622)		—		(1,895)		(3,193)		(902)		(6,612)

Disposition	￦	78,060	￦	922	￦	28,703	￦	150	￦	69,751	￦	49,294	￦	68,256	￦	295,136

16. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Prepaid expenses	￦	272,015	￦	196,302
Advance payments		54,881		60,745
Leased assets		7,291		16,492
Non-operative assets		2,905		2,853
Others		134,630		102,466

Total	￦	471,722	￦	378,858

17. ASSETS HELD FOR SALE
Details of assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Fixed assets	￦	5,171	￦	5,185
Investment in real properties		50,488		81,308
Others(*1)		80,853		1,433

Total	￦	136,512	￦	87,926

(*1)	Woori bank decided to dispose 20% of 27.7% equity on BC Card which is within the scope of investment associates accounted for using the equity method by resolution of board of directors as of February 9, 2011. As a result, ￦80,625 million of carrying value of the investment on BC Card has reclassified to assets held for sale.
18. ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE
(1) Details of assets subjected to lien are as follows (Unit: Korean Won in millions):

	March 31, 2011				December 31, 2010
		Amount		Reason for		Amount		Reason for
Deposits	Calion Bank and the rest	￦	581,343	Security on borrowings and the rest	Lehman Brothers and the rest	￦	600,199	Collateral transaction of derivatives and others
Securities	KSD and the rest		17,208,574	Collateral RP and the rest	KSD and the rest		16,840,660	Collateral RP and the rest
Land and Building	Shinhan Card and the rest		115,006	Leasehold rights and the rest	Shinhan Card and the rest		122,683	Leasehold rights and the rest

Total		￦	17,904,923			￦	17,563,542

(2) Assets acquired through a foreclosure is as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Building	￦	3,670	￦	3,640
Provision of valuation on real estate properties		(765)		(787)

Total	￦	2,905	￦	2,853

19. FINANCIAL LIABILITY AT FVTPL
(1) Financial liabilities at FVTPL consist of financial liabilities held for trading and financial asset designated at FVTPL. Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Borrowings :
Warrants in short position	￦	33,744	￦	58,745
Securities in short position		581,943		798,353

Sub-total		615,687		857,098

Derivative liabilities :
Interest rate derivatives		1,303,083		1,518,168
Currency derivatives		1,682,957		1,844,894
Stock derivatives		252,147		246,571
Credit derivatives		4,168		3,665
Commodity derivatives		42,669		36,378
Others		22		—

Sub-total		3,285,046		3,649,676

Total	￦	3,900,733	￦	4,506,774

(2) Financial liability designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Borrowings :
Equity linked securities in short position	￦	3,476,410	￦	2,693,659
Equity linked securities index in short position		136,624		128,569

Sub-total		3,613,034		2,822,228

Debentures :
Debentures in KRW		237,938		238,736
Debentures in foreign currencies		1,222,601		1,273,039
Discount		(2,330)		(2,496)

Sub-total		1,458,209		1,509,279

Total	￦	5,071,243	￦	4,331,507

(3)	Fair value variations for credit risk considered in valuation of financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Financial liabilities designated at FVTPL	￦	5,071,243	￦	4,331,508
Changes in fair value for credit risk for the three months ended March 31, 2011 and for the year ended December 31, 2010		19,643		12,148
Accumulated changes in fair value for credit risk		25,864		19,992
(4)	Financial liabilities at FVTPL’s carrying amounts and face amounts are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Carrying amounts	￦	5,073,573	￦	4,334,003
Face amount		4,997,802		4,187,109

	￦	75,771	￦	146,894

20. DEPOSITS DUE TO CUSTOMERS
(1) Details of deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Deposits in KRW
Deposits on demand	￦	10,892,059	￦	9,870,652
Deposits at termination		159,820,498		155,049,753
Mutual installment		135,742		154,168
Money trust		931		931
Deposits on notes payables		3,553,769		4,402,142
Deposits on CMA		2,397,843		2,501,204
Certificate of deposits		2,385,494		3,499,707
Other deposits		1,470,442		1,232,940

Sub-total	￦	180,656,778	￦	176,711,497

Deposits in foreign currencies		10,016,014		8,788,042
Present value discount		(56,767)		(71,914)

Total	￦	196,616,025	￦	185,427,625

(2) Details of deposits by customers are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Individual	￦	62,641,106	￦	60,948,053
Corporation		56,594,640		56,422,330
Banks		23,635,696		21,981,851
Government agencies		14,568,353		13,563,531
Other financial institutions		8,858,691		8,607,010
Government		8,645,208		9,207,218
Non-profit corporation		6,479,108		5,817,711
Educational organization		3,775,491		3,251,245
Foreign corporations		1,461,688		791,402
Others		4,012,811		4,909,188
Present value discount		(56,767)		(71,914)

Total	￦	190,616,025	￦	185,427,625

21. BORROWINGS AND DEBENTURES
(1) Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2011				December 31, 2010
		Annual				Annual
		interest				interest
	Lenders	rate (%)	Amount		Lenders	rate (%)	Amount
Borrowings in KRW :
Borrowings of the bank of Korea	The bank of Korea	1.5	￦	1,201,801	The bank of Korea	1.3	￦	1,222,739
Borrowings from government funds	Korea Environment Management corporation and others	2.8		2,099,681	Korea Environment Management corporation and others	2.6		2,120,411
Others	Shinhan Bank, Hana bank	0.1~3.3		6,482,760	Shinhan Bank, Hana bank	0.1~2.9		6,601,817

Sub-total				9,784,242				9,944,967

Borrowings in foreign currencies :
Borrowings in foreign currencies	Sumitomo Mitsui Banking Corporation and the rest	1.4		10,732,013	Wachovia Bank and the rest	1.3		10,780,879
Offshore borrowings in foreign currencies				5,536				5,695

Sub-total				10,737,549				10,786,574

Bills sold		2.8		172,948		2.1		146,606
Call-money	Banks			4,947,646	Banks			6,072,522
Bonds sold under repurchase agreements				8,976,095				8,076,737
Present value discount				(3,061)				(3,143)

Total			￦	34,615,419			￦	35,024,263

(2) Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2011				December 31, 2010
	Maximum	Minimum			Maximum	Minimum
	interest rate	interest rate	Amount		interest rate	interest rate	Amount
Face value of bond
Ordinary bonds	8.2	4.0	￦	24,573,094	8.2	4.0	￦	27,304,599
Subordinated bonds	7.8	5.9		5,078,689	7.6	5.8		1,639,927
Other bonds	—	—		203,353	—	—		215,137

Sub-total				29,855,136				29,159,663

Discounts on bond				(54,666)				(49,023)

Total			￦	29,800,470			￦	29,110,640

(3) Details of bankings from financial institutions are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	The bank of
	Korea		Banks		Others		Total
Borrowings in KRW	￦	1,201,801	￦	645,048	￦	7,937,393	￦	9,784,242
Borrowings in foreign currencies		—		6,023,828		4,713,721		10,737,549
Call-money		—		4,947,646		—		4,947,646
Bonds sold under repurchase agreements		20,200		177,000		8,778,895		8,976,095

Total	￦	1,222,001	￦	11,793,522	￦	21,430,009	￦	34,445,532

<As of December 31, 2010>

	The bank of
	Korea		Banks		Others		Total
Borrowings in KRW	￦	1,222,739	￦	723,002	￦	7,999,226	￦	9,944,967
Borrowings in foreign currencies		—		5,608,604		5,177,970		10,786,574
Call-money		—		6,072,522		—		6,072,522
Bonds sold under repurchase agreements		20,200		119,000		7,937,537		8,076,737

Total	￦	1,242,939	￦	12,523,128	￦	21,114,733	￦	34,880,800

22. PROVISIONS
(1) Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Retirement benefit obligation	￦	107,300	￦	69,949
Asset retirement obligation		19,222		25,958
Other provisions		789,275		735,097

Total	￦	915,797	￦	831,004

(2) Changes in details of other provisions are as follows (Unit: Korean Won in millions):
<For the three months ended March 31, 2011>

			Provisions for
	Provisions for		unused	Provisions for		Other
	guarantee		commitment	record program		provisions		Total
Beginning balance	￦	309,721	￦ 168,239	￦	11,421	￦	245,716	￦	735,097
Provisions provided for the period		72,660	2,173		3,537		3,755		82,125
Provisions used for the period		288	(118)		(6,067)		(1,441)		(7,338)
Reversal of unused amount		(10,301)	(10,318)		(10)		20		(20,609)

Ending balance	￦	372,368	￦ 159,976	￦	8,881	￦	248,050	￦	789,275

<For the year ended December 31, 2010>

			Provisions for
	Provisions for		unused	Provisions for		Other
	guarantee		commitment	record program		provisions		Total
Beginning balance	￦	293,321	￦ 202,980	￦	11,664	￦	161,829	￦	669,794
Provisions provided for the period		207,067	2,453		22,601		93,224		325,345
Provisions used for the period		(22,712)	1,747		(22,844)		20,819		(22,990)
Reversal of unused amount		(167,955)	(38,941)		—		(30,156)		(237,052)

Ending balance	￦	309,721	￦ 168,239	￦	11,421	￦	245,716	￦	735,097

23. RETIREMENT BENEFIT OBLIGATION
(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Projected retirement benefit obligation	￦	268,245	￦	227,729
Fair value of plan assets		(160,945)		(157,780)

Funded status	￦	107,300	￦	69,949

(2) Details of retirement benefit included in income statement are as follows (Unit: Korean Won in millions):

	March 31, 2011		March 31, 2010
Service cost	￦	33,423	￦	31,495
Interest cost		2,947		3,884
Expected return on plan assets		(1,669)		(2,116)
Actuarial loss(gain)		7,050		(1,759)
Loss on liquidation		—		(2,962)

Total	￦	41,751	￦	28,542

(3)	Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	￦	227,729	￦	336,652
Service cost		33,423		123,426
Interest cost		2,947		10,364
Actuarial loss		7,072		1,228
Foreign currency translation adjustments		(103)		3
Retirement benefit paid		(3,254)		(132,669)
Loss on liquidation		—		(116,387)
Others		431		5,112

Ending balance	￦	268,245	￦	227,729

(4) Details of changes in plan assets are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	￦	157,780	￦	213,640
Expected return plan assets		1,669		7,948
Actuarial gain(loss)		22		(1,127)
Employer’s contributions		2,232		78,440
Retirement benefit paid		(626)		(53,488)
Loss on liquidation		—		(87,080)
Others		(132)		(553)

Ending balance	￦	160,945	￦	157,780

(5) Actuarial assumption used in retirement benefit obligation assessment are as follows:

	March 31, 2011	December 31, 2010
Discount rate	5.19~5.60%	5.23~5.94%
Inflation rate	1.84~5.00%	1.24~5.00%
Expected rate of return on plan assets	4.00~6.55%	4.00~7.03%
Future wage growth rate	3.20~7.38%	3.00~7.38%
Motality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
(6) Consists of plan assets and realized return on plan assets are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Deposits and others	￦	160,945	￦	157,780
Realized return on plan assets		1,933		5,744
(7) Details of accumulation of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010		January 1, 2010
Projected benefit obligation	￦	268,245	￦	227,729	￦	336,652
Fair value of plan assets		(160,945)		(157,780)		(213,640)

Accumulation	￦	107,300	￦	69,949	￦	123,010

24. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Other financial liabilities :
Payables	￦	7,174,748	￦	2,545,168
Accrued expenses		2,699,869		2,765,446
Separate account differences		2,177,196		2,089,772
Refundable Lease deposits		168,848		165,701
Agency business revenue		339,787		295,472
Foreign exchange payables		585,959		581,934
Domestic exchange payables		1,616,954		174,374
Miscellaneous liabilities		5,002,720		1,918,755

Sub-total	￦	19,766,081	￦	10,536,622

Other liabilities		581,126		399,189

Total	￦	20,347,207	￦	10,935,811

25. DERIVATIVES
(1) Details of derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate:
Interest rate swaps	￦	215,874,196	￦	100,732	￦	1,015	￦	1,117,360	￦	112,460	￦	(107,875)	￦	1,277,267
Interest rate futures		223,011		—		—		—		—		—		—
Long interest rate options		4,225,000		—		—		51,422		—		—		—
Short interest rate options		4,114,205		—		—		—		—		—		25,816
Currency:
Currency forwards		31,851,699		11,727		—		920,075		—		—		409,154
Currency swaps		26,943,441		—		—		1,163,336		—		—		1,226,622
Currency futures		514,094		—		—		—		—		—		—
Long currency options		2,049,089		—		—		368,310		—		—		—
Short currency options		2,105,256		—		—		—		—		—		47,181
Stock Index:
Stock index futures		26,671		—		—		—		—		—		—
Long stock index options		577,286		—		—		33,167		—		—		—
Short stock index options		1,435,903		—		—		—		—		—		233,481
Stock index swaps		3,190,542						45,923						18,666
Others:
Long option		64,860		—		—		19,510		—		—		—
Short option		69,528		—		—		—		—		—		14,571
Other forwards		139,279		—		—		3,362		—		—		2,794
Other swaps		275,219		—		—		25,598		—		—		29,472
Other futures		116		—		—		822		—		—		22

Total	￦	293,679,395	￦	112,459	￦	1,015	￦	3,748,885	￦	112,460	￦	(107,875)	￦	3,285,046

<As of December 31, 2010>

			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate:
Interest rate swap forwards	￦	—	￦	—	￦	—	￦	7	￦	—	￦	—	￦	4
Interest rate swap		207,047,871		242,838		(117,020)		1,288,788		402,410		(397,516)		1,474,766
Interest rate futures		31,020		—		—		—		—		—		—
Long interest options		4,225,000		—		—		61,558		—		—		—
Short interest options		5,076,534		—		—		—		—		—		43,398
Currency:
Currency forwards		29,837,252		5,693		—		957,306		445		—		416,464
Currency swaps		25,437,435		—		—		1,191,928		—		—		1,370,882
Currency futures		870,966		—		—		—		—		—		—
Long option		2,360,647		—		—		421,959		—		—		—
Short option		2,295,334		—		—		—		—		—		57,548
Stock Index:
Stock index futures		46,249		—		—		—		—		—		—
Long stock		566,999		—		—		130,509		—		—		—
Short stock		1,408,681		—		—		—		—		—		238,912
Stock index swaps		2,274,040						64,751						7,659
Others:
Long option		87,081		—		—		15,940		—		—		—
Short option		87,615		—		—		—		—		—		12,267
Other forwards		198,378		—		—		6,065		—		—		5,496
Other swaps		260,750		—		—		23,793		—		—		22,280
Other futures		295						13

Total	￦	282,112,147	￦	248,531	￦	(117,020)	￦	4,162,617	￦	402,855	￦	(397,516)	￦	3,649,676

Derivatives held for trading purpose are classifies into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a line item in the consolidated statements of financial position the consolidated(see Notes 7 and 19).
(2) Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

	March 31, 2011		March 31, 2010
Gains or losses from hedged item	￦	16,918	￦	(70,041)
Gains or losses from hedging instrument		(18,301)		47,236
Ineffective gains and losses of cash flow hedging activities		73		—

26. COMMON STOCK AND CAPITAL SURPLUS
(1) The number of authorized shares is as follows:

	March 31, 2011	December 31, 2010
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	￦ 5,000	￦ 5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares
(2) Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Capital in excess of par value	￦	83,847	￦	83,847
Revaluation surplus reserve		4,127		4,127
Other capital surplus		91,735		92,131

Total	￦	179,709	￦	180,105

27. OTHER EQUITY
Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Other comprehensive income Gain on valuation of AFS financial asset	￦	1,564,186	￦	1,092,213
Gain on valuation of cashflow hedge		3,477		1,187
Loss on overseas business translation		(39,759)		(16,221)
Gain on valuation using the equity method		4,661		24,970

Sub-total		1,532,565		1,102,149

Treasury shares(*1)		(18)		(18)
Other capital adjustments		(69,138)		(59,118)

Total	￦	1,463,409	￦	1,043,013

(*1)	As of March 31, 2011 and December 31, 2010, the Company holds 2,561 shares (￦18 million) of its treasury stock acquired as a disposal of odd-lot when exchanging for stock of Woori Investment & Securities Co., Ltd. occured in 2004.

28. RETAINED EARNINGS
(1) Retained earnings consist of the follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Legal reserves	￦	1,005,401	￦	885,903
Voluntary reserves		8,256,000		7,379,000
Retained earnings carried forward		1,529,050		2,224,436

	￦	10,790,451	￦	10,489,339

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less then 10% of net income until reaching an amount equal to the Company’s capital.
(2) Details of change in retained earnings are as follows (Unit: Korean Won in millions):

	Three months ended		Year ended
	Mar. 31, 2011		Dec. 31, 2010
Beginning balance	￦	10,489,339	￦	9,280,347
Net income		502,616		1,288,856
Dividends		(201,504)		(80,601)
Others		—		737

Ending balance	￦	10,790,451	￦	10,489,339

29. REGULATORY RESERVE FOR BAD DEBTS
In accordance with the Regulations for Supervision of Financial Holding Companies, if provisions for credit loss under K-IFRS for the accounting purpose short falls in those for the regulatory purpose, the Group discloses such short fall amount as regulatory reserve for bad debts.
(1)	Balances of regulatory reserve for bad debt reserve is as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Reserves for bad debts	￦	640,278	￦	580,905
(2)	Reserve and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	Three months ended
	Mar. 31, 2011
Reserve provided	￦	59,373
Net income after the reserve provided		443,243
Earning per share after the reserve provided	￦	550

30. DIVIDENDS
Total dividend to be paid is ￦ 201,503 million(￦ 250 per share), as of March 31, 2011 and paid dividend in 2010 is ￦ 80,601 million (￦ 100 per share).
31. NET INTEREST INCOME
(1) Interest income occurred are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Financial asset at FVTPL:
Interest of securities	￦	143,660	￦	163,782
Interest of other FVTPL financial assets		21,815		24,309

Sub-total		165,475		188,091

AFS financial asset-related:
Interest of deposit		199		286
Interest of securities		146,442		132,211
Interest of AFS financial assets		909		542

Sub-total		147,550		133,039

HTM financial asset
Interest of securities		209,986		176,936
Loans and receivables:
Interest on deposits		31,993		24,809
Interest on loans		2,989,796		3,088,195
Interest on other receivables		43,739		34,186

Sub-total		3,065,528		3,147,190

Total	￦	3,588,539	￦	3,645,256

(2) Interest expense incurred are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Interest on deposits	￦	1,193,765	￦	1,242,384
Interest on borrowings		196,629		188,547
Interest on debentures		404,198		460,009
Other interest expense		29,579		29,713

Total	￦	1,824,171	￦	1,920,653

32. NET FEES INCOME
(1) Details of fees income occurred are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Banking fees:
Banking fees in KRW	￦	139,553	￦	132,078
Bank fees in foreign currencies		50,631		47,747
Guarantee fees		20,826		22,533
Fees from project financing		6,909		4,276

Sub-total		217,919		206,634

Other fees:
Credit card fees		9,755		4,507
CMA management fees		1,519		1,764
Lease income		3,660		8,420
Brokerage fees		169,140		150,292
Others		30,213		27,761

Sub-total		214,287		192,744

Total	￦	432,206	￦	399,378

(2) Details of fees expense incurred are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Fees paid:
Fees paid in KRW	￦	19,748	￦	21,124
Fees paid in foreign currency		7,219		6,662

Sub-total		26,967		27,786

Other fees paid:
Credit card commission		84,030		80,572
Brokerage commission		4,759		16,610
Others		3,133		2,537

Sub-total		91,922		99,719

Total	￦	118,889	￦	127,505

33. DIVIDEND INCOME
Details of dividend income are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Financial asset at FVTPL
Dividends in KRW	￦	13,651	￦	7,836
Dividends in foreign currency		2		6

Sub-total		13,653		7,842

AFS financial asset
Dividends in KRW		69,657		41,454
Dividends in foreign currencies		323		215

Sub-total		69,980		41,669

Total	￦	83,633	￦	49,511

34. GAIN(LOSS) ON FINANCIAL ASSETS AT FVTPL
(1) Details of gain(loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Gain(loss) on valuation and disposal of securities:
Loss on redemption of securities	￦	(3,000)	￦	(12,076)
Gain(loss) on transaction of securities		(3,591)		60,890
Gain(loss) on valuation of securities		(50,969)		143,947

Sub-total		(57,560)		192,761

Gain(loss) on derivatives:
Gain(loss) on transaction of derivatives
Interest rate derivatives		10,793		(42,903)
Currency derivatives		18,043		49,816
Stock equity derivatives		49,108		79,744
Other derivatives		5,449		6,539

Sub-total		83,393		93,196

Gain(loss) on valuation of derivatives
Interest rate derivatives		7,163		(71,919)
Currency derivatives		27,539		61,602
Stock equity derivatives		(44,100)		14,931
Other derivatives		(4,859)		11,182

Sub-total		(14,257)		15,796

Other financial assets held for trading:
Gain on transaction		7,812		3,921
Gain on valuation		12,164		12,731

Sub-total		19,976		16,652

Total	￦	31,552	￦	318,405

(2) Details of gain(loss) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Gain redemption of security in KRW	￦	10,128	￦	103,147
Loss on transaction of security in foreign currencies		—		(972)
Loss on valuation of security in KRW		(7,320)		(56,851)
Loss on transaction of other financial assets designated		(68,190)		(172,020)
Gain(loss) on valuation of other financial asset designated		85,982		(70,466)

Total	￦	20,600	￦	(197,162)

35. GAIN(LOSS) ON AFS FINANCIAL ASSETS
Gain(loss) on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Gain(loss) on redemption of security in KRW	￦	1,609	￦	(1,710)
Loss on redemption of security in foreign currencies		(4)		—
Gain on transaction of security in KRW		39,234		327,246
Gain on transaction of security in foreign currencies		10,416		7,207
Impairment loss on security in KRW		(46,819)		69,675
Impairment loss on security in foreign currencies		(15,827)		(29,612)

Total	￦	(11,391)	￦	372,806

36. IMPAIRMENT LOSS ON CREDIT LOSS
Impairment loss on credit loss recognized is as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010

Bad debt expenses	￦	441,835	￦	193,005
Reversal of provision for bad debts		(43,489)		(75,863)

Sub-Total		398,346		117,142

Provision for guarantee provided		72,660		78,898
Reversal of provision for guarantee		(10,301)		(119,774)

Sub-Total		62,359		(40,876)

Other provision for credit loss provided		2,173		2,453
Reversal of other provision for credit loss		(10,318)		(23,158)

Sub-Total		(8,145)		(20,705)

Total	￦	452,560	￦	55,561

37. OTHER OPERATING EXPENSE, NET
(1) Details of recognized other operating income are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Gain on transaction of FX	￦	1,453,468	￦	1,298,436
Rental fee income		6,028		4,506
Gain on transaction of other financial instrument		111,014		149,057
Gain on valuation of other financial instruments		54,897		917
Gain on transactions of loans and receivables		7,218		15,638
Gain on disposal of investment in jointly controlled entities and associates		33,289		—
Gain on disposal of fixed assets and other assets		3,459		2,015
Reversal of impairment loss of fixed assets and other assets		2,315		567
Gain on transactions of derivatives		—		1,588
Gain on valuations of derivatives		8,080		51,540
Reversal of other provisions		8,639		13,972
Others		13,717		85,674

Total	￦	1,702,124	￦	1,623,910

(2) Details of recognized other operating expenses are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Loss on transaction of FX	￦	1,435,742	￦	1,326,100
Loss on transaction of other financial instrument		166,237		318,969
Contribution to miscellaneous funds		85,153		83,551
Deposit insurance premium		59,291		48,789
Donation		14,543		27,967
Loss on transactions of loans and receivables		27,855		243
Loss on disposal of joint controlling entity and associates		—		18
Loss on disposal of fixed assets and other assets		1,163		436
Impairment loss of fixed assets and other assets		964		1,846
Loss on transactions of derivatives		1,984		570
Loss on valuations of derivatives		24,324		5,322
Other provision provided		7,420		5,676
Others		35,866		19,441

Total	￦	1,860,542	￦	1,838,909

(3) Details of selling and administrative expenses incurred are as follows (Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Short term employee benefits	￦	333,509	￦	334,012
Retirement benefit service costs		41,751		28,542
Fringe benefits		86,741		80,445
Depreciation and amortization		67,507		66,701
Rent		57,044		56,650
Taxes and dues		42,902		40,539
Service charges		38,210		39,964
IT expense		23,424		24,247
Telephone and Communication expense		15,201		16,045
Operating promotion expenses		13,648		11,839
Advertising		13,186		9,572
Printing		3,614		3,986
Traveling expenses		3,815		2,827
Supplies		2,671		2,150
Insurance premium		1,747		1,972
Others		43,456		28,688

Total	￦	788,426	￦	748,179

38. INCOME TAX EXPENSE
The Group recognized income tax expense based on the estimation of expected weighted average annual tax rate. Expected average annual tax rate for the period ended in March 31, 2011 and 2010 are 25.1% and 19.3%, respectively
39. EARNINGS PER COMMON SHARE (EPS)
Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit : Korean Won in millions except for EPS):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Net income on common share	￦	502,616	￦	1,092,309
Weighted average number of common shares outstanding	806,012,779 shares		806,012,780 shares
Basic EPS	￦	624	￦	1,355

40. CONTINGENT LIABILITIES AND COMMITMENTS
(1) Guarantees (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Confirmed guarantees:
Guarantee for debentures issuances	￦	792	￦	41,594
Guarantee for loans		197,662		177,276
Acceptances		972,162		771,313
Guarantee in acceptances imported goods		132,974		132,667
Other confirmed guarantees		9,504,511		9,122,841

Total		10,808,101		10,245,691

Unconfirmed guarantees:
Local letter of credit		1,070,346		962,904
Letter of credit		6,194,103		5,504,962
Other unconfirmed guarantees		4,257,604		3,678,567

Total	￦	11,522,053	￦	10,146,433

(2) Loan committements and others (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Loan commitments	￦	85,156,797	￦	87,549,064
Endorsed notes without guarantee		8,374,451		8,986,091
Endorsed notes with guarantee		8,260		8,725
Other commitments		1,917,391		1,999,989

Total	￦	95,456,899	￦	98,543,869

(3) Litigation case
The Group had filed lawsuits as follows (Unit: Korean Won in millions):
<As of March 31, 2011>

	As plaintiff		As dependent
Number of cases	953 cases		273 cases
Amount of litigation	￦	857,500	￦	552,285
Allowances for litigations	￦	222,622
< As of December 31, 2010>

	As plaintiff		As dependent
Number of cases	4,058 cases		241 cases
Amount of litigation	￦	943,174	￦	426,551
Allowances for litigations	￦			221,149
Requesting an order to pay unpaid credit card receivables to individuals as of March 31, 2011, are not included in above cases: however, there is no significant impact on the Group financial position and operational results as of and for the period ended March 31, 2011.

41. RELATED PARTY TRANSACTIONS
Related parties of consolidated company, receivables and payables occurred from the transactions with related parties, and major contents of gains and losses from the transactions with related parties on current and previous period are as follows:
(1) Related parties

Classification	Name of the company
Government related entities	Korea deposit insurance corporation
Jointly controlled entity	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First, Woori Renaissance Holdings
Relational entity
Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd, Korea Finance Security, Kumho Tires Co., Ltd, Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, BK LCD Co., Ltd., Sampio Foods Co., Ltd, Seoul Lakeside Co., Ltd, Woori SB Fifth Asset Securitization Specialty and 24 SPCs for the rest.

(2) Assets and liabilities from transactions with related parties are as follows(Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Jointly controlled entities:
Available-for-sale financial assets	￦	10,773	￦	560
Loans and receivables		520		347
Other assets		1,308		1,428
Deposits liabilities		7,181		8,620
Other financial liabilities		174		137
Other liabilities		—		889
Associates:
Available-for-sale financial assets	￦	46,005	￦	41,110
Loans and receivables		7		17
Deposits liabilities		40,016		42,966
Other financial liabilities		56		28
Other liabilities		13		8
(3) Gain or loss from transactions with related parties are as follows(Unit: Korean Won in millions):

	Three months ended		Three months ended
	Mar. 31, 2011		Mar. 31, 2010
Jointly controlled entities:
Fees income	￦	5,217	￦	2,362
Other operating income		—		314
Interest expense		38		4
Other operating loss		68		31
Associates:
Interest expense	￦	173	￦	44
Other operating loss		106		88
(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2011		December 31, 2010
Kumho Tires Co., Ltd	￦	4,844	￦	4,844	Unconfirmed guarantees
”		635		819	Endorsed notes
”		25,274		15,889	Letter of credit

(5) Major management compensation are as follows (Unit: Korean Won in millions):

	Three months ended	Three months ended
	Mar. 31, 2011	Mar. 31, 2010
Short term employee benefits	￦ 2,746	￦ 2,038
Severance payments	204	102
Other long-term employee benefits	32	—
42. BUSINESS COMBINATION
The Company established Woori FG Savings Bank Co., Ltd. by funding ￦ 110 billion of capital in the three months ended March 31, 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement. As of March 31, 2011, Woori FG Saving Bank Co., Ltd. is in the process of settlement with KDIC in connection with the transaction. The Group uses the provisional financial statements of Woori FG Saving Bank Co., Ltd. in the preparation of the consolidated interim financial statements as of March 31, 2011. Therefore, business combination information below may differ from actual results significantly.

Description
Acquiree	Samhwa Savings Bank Co., Ltd.
Date of acquisition	March 16, 2011 based on permission by the Financial Services Commission (“FSC”)
The method of obtaining control over the transferred assets and liabilities	See above explanation
Expected synergy effect from combination	a. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers
b. Acquiring a savings bank license
c. Acquiring a premium over other regions where the acquire had operated
Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

	Amount
Loans and advances from customers	￦	555,163
Other financial assets		25,617
Other assets		147,789

Total assets		728,569

Deposits liabilities		778,569

Net assets acquired		(50,000)
Consideration		—

Goodwill recorded	￦	50,000

43. PUBLIC NOTICE OF DISPOSAL ABOUT CONTROLLING ENTITY’S SHARES
The KDIC noticed of disposal about controlling entity’s shares on May 18, 2011. The object of disposal is constituted with all the KDIC’s holding shares that are about 56.97% of the company’s total issued shares.

44. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“K-IFRS”)
The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and March 31, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the three months ended March 31, 2010, which are comparatively presented , had been prepared in accordance with Korean GAAP but have been restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with the opening K-IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:
(1) Significant differences between K-IFRS and Korean GAAP

Classification		K-IFRS	Korean GAAP
First time of K-IFRS	Business Combination	The Company elected not to apply K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero.’	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 (Financial instruments: Recognition and derecognition) is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 (Stock-based payment) is not allowed.	Not applicable

	Defeesing and restoration liabilities included in the cost of tangible assets	Changes in a defeesing and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 (Lease), which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates entities	When preparing separate financial statements in accordance with K-IFRS 1027 (Consolidated and separate financial statements), net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	Korean GAAP
Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, held-to-maturity securities and loan& receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Fees or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Changes in depreciation methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Classification	K-IFRS	Korean GAAP
Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Classification	K-IFRS	Current accounting Standards

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.

(2) Changes in consolidation scope
Consolidation subsidiaries’ change in scope due to adoption of K-IFRS at the date of transition, January 1, 2010, is as follow:

Classification	Reason	Name of the company
Increase	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations	TY Second Asset Securitization Specialty, Kumho Trust 1st Co., Ltd., Asiana Saigon, An-Dong Raja 1st Co., Ltd., Swan SF Co., Ltd. Consus 8th LLC, Wooriship Mortgage 2nd Securitization Specialty, KAMCO Value Recreation 1st Securitization Specialty Co., Ltd., Woori Frontier Private Equity Securities, Woori Frontier Private Equity Securities Series D, Woori Frontier Private Equity Securities Series E, Woori More Conduit Co., Ltd.(M), Woori More Conduit Co., Ltd Series A, Woori More Conduit Co., Ltd. Series B, Woori More Conduit Co., Ltd. Series C, Woori IB Global Bond Co., Ltd., Purun Woori 1st Securitization Specialty Co., Ltd., Hyundai Glory Co.,Ltd., KDB Capital First ABCP Co., Ltd., Vivaldi HL First ABCP Co., Ltd., Change up Series B, KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd., Euro Quant 2nd Co., Ltd., Hybrid 1st LLC, Consus 6th LLC, Hiking-woori Captital, KIB invest, LLC, Hub 1st Co., Ltd., Hub Invest 2nd Co., Ltd., Woori Auto second Asset Securitization Specialty, Purun Woori 3rd Securitization Specialty Co., Ltd., Korea BTL Infrastructure Fund

Increase	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to lack of incorporation	My Asset Private Equity Ace Securities 26th, Eugene Best Plan Private Equity Securities 31st, Prudential Private Equity Investment Trust 2nd, Consus Private Equity Securities Investment Trust 12th, KTB Smart 90 Private Equity Securities 4th, Woori Frontier Alpha Quant Private Equity 2nd, KTB Smart 90 Private Equity Securities 2nd, Mirae Asset Maps Alpha Arbitrage Private Equity, Eugene Pride Private Equity Securities Investment Trust 2nd (Bond), Yuri WB Private Equity Securities Investment Trust 1st (Bond), Hanvit Open-end High Yield HV-1st, Mid-Term D-2, Trustone Private Equity Securities Investment Trust 1st, GS Asset Distribution Private Equity Securities Investment Trust 1st, Woori Bank (Brain 1st), Woori Bank (Leo 1st), Woori Bank (Leo 2nd), Woori Supreme 1, Woori Bank (Gaul 1), Woori CS Ocean Bridge 7th, Woori Milestone Private Real Estate Fund 1st, Woori Milestone China Real Estate Fund 1st, Haeorum Short-Term 15th, G5 Pro Short-Term 13th, G6 First Class Mid-Term E-20, G15 First Class Mid-Term C-1, G3 First Class Mid-Term B-90, D First Class Mid-term C-151, Golden Bridge Sidus FNH video, Golden Bridge NHN Online Private Equity Investment, Consus Sakhalin Real Estate Investment Trust 1st, Mirae Asset Maps Platinum Alpha 2nd, Wise Private Equity Securities Investment Trust 24th, Woori Partner Plus Private Equity Securities 3rd, Hana UBS Private Equity Securities Investment Trust 8th, Hanwha Smart Private Equity Securities 19th, Woori Frontier Alpha quant Private Equity 3rd, Woori Partner Plus Private Equity Securities 4th, Say New Vesta Private Equity Securities 4th, My Asset Private Equity Ace Securities Investment Trust 28th, GS Gold Scope Private Bond Mix Investment Trust 1st, KTB Market Alpha Private Equity Securities Investment Trust 30-1st, GS Gold Scope Private Equity Securities Investment Trust 4th, Woori Investor Partner Private Equity Securities 1st, Kyongnam Bank (Estar) 2nd, Hana UBS Power Private Equity Securities 5th, Samsung Smart Private Equity Securities Investment Trust 1st, (Domestic) Seoul Dream More Private Equity 3rd, Heungkuk Hiclass 9th, Wise Private Equity Securities Investment Trust 15th, Wise Private Equity Securities Investment Trust 16th, My Private Equity Happy Tomorrow Special 1st, My Asset Manhattan Real Estate Investment Trust 1st, Hanvit High Yield, Hanvit 1.5Y High Yield L-1, Hanvit 2Y High Yield L-1, Twins Subordinated Debt 1th, Hanareum Short-Term L-12, Hanareum Short-Term HI 6, G Hanareum Short-Term HI6, G3 Pro Short-term 13, G4 Pro Short-Term 13, Kyobo First Class Short-Term B910, Kyobo Gulliver Short-Term E-201, Kyobo First Class Mid-Term E-209, Cho Hung Clover HYA1, G1 New Jump Long-Term Bond A-4th, Shinhan Special Long-term L-6, Best Optimax Mid-Term A3, Best Optimax Mid-Term III A1, Best Optimax Long-Term A1, Hanil 18M High Yield L01, Hanil 24M High Yield L-1, Kyobo First Class Long-Term E-203

Classification	Reason	Name of the company
Increase	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end	Woori AMC Co., Ltd., Woori F&I Eighth Asset Securitization Specialty, Woori F&I Ninth Asset Securitization Specialty, Woori F&I Eleventh Asset Securitization Specialty, Woori F&I Thirteenth Asset Securitization Specialty, Woori Investment Securities Int’l LTD., Woori Investment Securities America, INC., Woori CBV Securities Corporation, Woori Absolute Partners PTE LTD., Woori Korindo Securities Indonesia, MARS INS 1st, Woori EL Co., Ltd., Global Technology Investment, High Technology Investment

Decrease	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP	Woori Aviva Life Insurance Co., Ltd, Woori Renaissance Holdings

Decrease	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP	Woori Bank Preservation Trust of principal, Kyongnam Bank Preservation Trust of principal, Kwangju Bank Preservation Trust of principal
(3) Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Cash and cash equivalents	￦	21,133,831	￦	(16,783,776)	￦	4,350,055	a
Financial assets at FVTPL		25,513,743		(663,544)		24,850,199	b
AFS financial assets		13,623,596		8,015,230		21,638,826	c
HTM financial assets		16,551,746		(598,037)		15,953,709	d
Loans and receivables		202,826,578		8,841,835		211,668,413	e
Investment in jointly controlled entities and associates		968,900		(313,179)		655,721	f
Investment properties		—		746,126		746,126	g
Fixed assets		2,820,417		274,611		3,095,028	h
Intangible assets		501,689		(186,502)		315,187	i
Other assets		750,819		(265,999)		484,820	j
Current tax assets		22,524		5,679		28,203
Deferred tax assets		190,224		(116,123)		74,101	k
Derivative assets		—		107,490		107,490	l
Held-for-sale assets		—		28,423		28,423	m

Total assets	￦	284,904,067	￦	(907,766)	￦	283,996,301

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Financial liabilities at FVTPL	￦	8,746,732	￦	1,668,338	￦	10,415,070	n
Deposits due to customers		178,660,922		(1,734,054)		176,926,868	o
Borrowings		31,118,699		1,336,308		32,455,007	p
Debentures		36,689,067		(4,115,088)		32,573,979	q
Allowances		962,068		(145,535)		816,533	r
Tax liabilities		130,326		(2,455)		127,871
Other financial liabilities		11,811,981		(1,431,379)		10,380,602	s
Other liabilities		735,498		68,993		804,491	t
Deferred tax liabilities		61,643		180,153		241,796	u
Derivative liabilities		—		41,236		41,236	v

Total liabilities	￦	268,916,936	￦	(4,133,483)	￦	264,783,453

Capital stock	￦	4,030,077	￦	—	￦	4,030,077
Capital surplus		179,488		985		180,473	w
Other capital		1,165,165		80,376		1,245,541	x
Retained earnings		8,346,186		934,161		9,280,347	y
Non-controlling interest		2,266,215		2,210,195		4,476,410	z

Total capital	￦	15,987,131	￦	3,225,717	￦	19,212,848

‚ Financial position as of March 31, 2010 and operational results adjustment for the three months period ended March 31, 2010 are as follows (Unit: Korean Won in millions):
< Financial position>

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Cash and cash equivalents	￦	25,776,306	￦	(22,638,776)	￦	3,137,530	a
Financial assets at FVTPL		26,015,622		(176,537)		25,839,085	b
AFS financial assets		14,188,903		9,638,570		23,827,473	c
HTM financial assets		19,027,992		(731,801)		18,296,191	d
Loans and receivables		201,344,889		12,981,341		214,326,230	e
Investment in jointly controlled entities and associates		861,512		(183,722)		677,790	f
Investment properties		—		725,520		725,520	g
Fixed assets		2,987,638		112,664		3,100,302	h
Intangible assets		475,205		(171,827)		303,378	i
Other assets		829,504		(271,678)		557,826	j
Current tax assets		12,685		3,778		16,463
Deferred tax assets		106,798		(41,650)		65,148	k
Derivative assets		—		135,224		135,224	l
Held-for-sale assets		—		33,939		33,939	m

Total assets	￦	291,627,054	￦	(584,955)	￦	291,042,099

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Financial liabilities at FVTPL	￦	8,913,080	￦	1,649,267	￦	10,562,347	n
Deposits due to customers		179,882,639		(1,677,287)		178,205,352	o
Borrowings		31,440,150		1,263,732		32,703,882	p
Debentures		34,554,967		(4,105,490)		30,449,477	q
Allowances		955,563		(236,255)		719,308	r
Tax liabilities		195,516		(2,504)		193,012
Other financial liabilities		18,763,224		(1,612,081)		17,151,143	s
Other liabilities		314,413		57,875		372,288	t
Deferred tax liabilities		79,458		356,547		436,005	u
Derivative liabilities		—		8,357		8,357	v

Total liabilities	￦	275,099,010	￦	(4,297,839)	￦	270,801,171

Capital stock	￦	4,030,077	￦	—	￦	4,030,077
Capital surplus		179,868		601		180,469	w
Other capital		1,103,150		73,767		1,176,917	x
Retained earnings		8,837,465		1,453,903		10,291,368	y
Non-controlling interest		2,377,484		2,184,613		4,562,097	z

Total capital	￦	16,528,044	￦	3,712,884	￦	20,240,928

< Operational results>

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Net interest income	￦	1,605,344	￦	119,259	￦	1,724,603
Interest income		3,559,342		85,914		3,645,256	a
Interest expense		1,953,998		(33,345)		1,920,653	b

Net fees income		284,618		(12,745)		271,873	c
Dividends income		32,772		16,739		49,511	d
Gain on financial assets at FVTPL		217,277		(96,034)		121,243	e
Gain on AFS financial assets		291,798		81,008		372,806	f
Gain(loss) on HTM financial assets		130		(109)		21
Credit loss impairment		569,724		(514,163)		55,561	g
Other Operating Income		(1,031,662)		68,466		(963,196)	h

Operating Income		830,553		690,747		1,521,300
Share of profits of jointly controlled entities and associates		17,444		(5,610)		11,834	i

Net income before taxes		847,997		685,137		1,533,134
Tax expense		194,420		100,794		295,214	J

Net income		653,577		584,343		1,237,920

Net income of controlling entity		573,017		519,292		1,092,309
Net income of non-controlling entity		80,560		65,051		145,611
Other comprehensive Income		(64,266)		(14,952)		(79,218)	k

Total comprehensive Income	￦	589,311	￦	569,391	￦	1,158,702

Other comprehensive income of controlling entity		512,498		512,064		1,024,562
Other comprehensive income of non-controlling entity	￦	76,813	￦	57,327	￦	134,140

ƒ Financial position as of December 31, 2010 and operational results for the year ended December 31, 2010 are as follows (Unit: Korean Won in millions):
< Financial position >

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Cash and cash equivalents	￦	21,380,236	￦	(17,896,829)	￦	3,483,407	a
Financial assets at FVTPL		23,342,622		(1,505,675)		21,836,947	b
AFS financial assets		17,837,389		4,507,309		22,344,698	c
HTM financial assets		20,707,723		(822,164)		19,885,559	d
Loans and receivables		203,116,580		13,992,217		217,108,797	e
Investment in jointly controlled entities and associates		925,115		(180,271)		744,844	f
Investment properties		—		643,271		643,271	g
Fixed assets		2,886,096		211,282		3,097,378	h
Intangible assets		393,695		(98,560)		295,135	i
Other assets		630,718		(251,860)		378,858	j
Current tax assets		12,358		(2,790)		9,568
Deferred tax assets		195,025		(136,320)		58,705	k
Derivative assets		—		131,511		131,511	l
Held-for-sale assets		—		87,926		87,926	m

Total assets	￦	291,427,557	￦	(1,320,953)	￦	290,106,604

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Financial liabilities at FVTPL	￦	7,336,796	￦	1,501,485	￦	8,838,281	n
Deposits due to customers		187,009,289		(1,581,664)		185,427,625	o
Borrowings		32,867,935		1,397,727		34,265,662	p
Debentures		33,010,262		(3,899,622)		29,110,640	q
Allowances		1,095,550		(264,546)		831,004	r
Tax liabilities		176,318		(2,358)		173,960
Other financial liabilities		12,608,626		(2,072,004)		10,536,622	s
Other liabilities		311,951		87,238		399,189	t
Deferred tax liabilities		92,052		120,482		212,534	u
Derivative liabilities		—		5,339		5,339	v

Total liabilities		274,508,779		(4,707,923)		269,800,856

Capital stock		4,030,077		—		4,030,077
Capital surplus		158,608		21,497		180,105	w
Other capital		887,054		155,959		1,043,013	x
Retained earnings		9,463,067		1,026,272		10,489,339	y
Non-controlling interest		2,379,972		2,183,242		4,563,214	z

Total capital	￦	16,918,778	￦	3,386,970	￦	20,305,748

<Operational results>

			Total conversion
	Korean GAAP		effects		K-IFRS		Ref.
Net interest income	￦	6,463,940	￦	195,703	￦	6,659,643
Interest income		14,171,615		122,110		14,293,725	a
Interest expense		7,707,675		(73,593)		7,634,082	b

Net fees income		1,145,544		(29,762)		1,115,782	c
Dividends income		84,921		70,256		155,177	d
Gain on financial assets at FVTPL		41,574		(42,050)		(476)	e
Gain on AFS financial assets		833,641		48,934		882,575	f
Gain(loss) on HTM financial assets		130		(109)		21
Credit loss impairment		2,743,062		129,891		2,872,953	g
Other Operating Income		(4,068,383)		197,483		(3,870,900)	h

Operating Income		1,758,305		310,564		2,068,869
Share of profits of jointly controlled entities and associates		36,846		(6,920)		29,926	i

Net income before taxes		1,795,151		303,644		2,098,795
Tax expense		495,541		2,580		498,121	J

Net income		1,299,610		301,064		1,600,674

Net income of controlling entity		1,194,979		93,877		1,288,856
Net income of non-controlling entity		104,631		207,187		311,818
Other comprehensive Income		(266,495)		70,054		(196,441)	k

Total comprehensive Income	￦	1,033,115	￦	371,118	￦	1,404,233

Other comprehensive income of controlling interests		927,256		164,018		1,091,274
Other comprehensive income of non-controlling interests	￦	105,859	￦	207,100	￦	312,959

„ Description for financial position and operational result’s adjustments.
<Financial position>
a.	Cash and cash equivalents
The company reclassified MMF, negotiable CD, deposits’ scope of financial instrument from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables.
b.	Financial assets at FVTPL
Net asset has been changed due to variation of scope of consolidation. The company set or reclassified from some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the company reclassified from object of risk aversion accounting of derivative assets not to financial assets at FVTPL but to separate derivative assets. And net asset has changed due to differences derived from fair valuation such as credit risk adjustment of derivatives.
c.	AFS financial assets
The company reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the company set or reclassified some part of AFS securities from that to financial assets at FVTPL. And net asset has changed due to variation of scope of consolidation.
d.	HTM financial assets
Net asset has changed due to variation of scope of consolidation.

e.	Loans and receivables
The company reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the company reclassified prepaid rental expense to other assets. Additionally, net asset has changed due to derived differences between scope of bad debt allowances and calculation method.
f.	Investment assets of related entity
Some part of securities under equity method has been included to consolidation subsidiaries, and some other parts has been reclassified from consolidation subsidiaries to securities under equity method.
g.	Investment property
The company reclassified non-operative fixed assets from other assets to investment property.
h.	Fixed assets
The company reclassified about-to-dispose assets from fixed assets to held-for-sale assets. Additionally, net asset has changed due to fixed assets’ adjustment on acquisition cost derived from revaluation of fixed assets.
i.	Intangible assets
The company reclassified deposits related to membership from deposits to intangible assets. Additionally, net asset has changed due to valuation and amortization differences of intangible assets.
j.	Other assets
Net assets has changed due to change in scope of consolidation. And, the company reclassified prepaid rental expenses from borrowed deposits to other assets, non-operative fixed assets from other assets to investment property.
k.	Deferred tax assets
Differences from deferred tax assets occurred because asset and liability’s variation sue to gap of standards.
l.	Derivative assets
The company reclassified object of risk aversion of derivative assets to derivative assets. Additionally, some objects of risk aversion accounting has changed due to gap of standards.
m.	Group of held-for-sale assets
The company reclassified held-for-sale assets from fixed assets to held-for-sale assets.
n.	Financial liabilities at FVTPL
The company appointed some of bonds as financial liabilities at FVTPL, and net asset has changed due to gap of fair valuation of that liability. Additionally, the company reclassified risk aversion accounting object from derivative liabilities not to financial liabilities at FVTPL but to derivative liabilities.
o.	Deposit due to customers
Net asset has changed due to variations of scope of consolidation. Additionally, the company considered accrued interest related to CD to deposit due to customers.
p.	Borrowings
Net asset has changed due to variation on scope of consolidation.
q.	Debentures
The company reclassified hybrid bond which is included in bond to non-controlling equity. And also appointed some parts of bond as financial liabilities at FVTPL. Additionally, net asset has changed due to consolidation scope’s variation and bond’s fair valuation gap.
r.	Provisions
Net asset has changed due to gap of provisions for no-use contract, provisions for payment guarantee, and calculation method.

s.	Other financial liabilities
Net asset has changed due to variation on scope of consolidation. Additionally, the company reclassified advanced rental income from deposits to other liabilities. Accrued interest related to CD is considered to withheld liabilities.
t.	Other liabilities
The company considered advanced rental income and provisions for point to other liabilities. And for the rest, some of advanced income which is object of receivable’s deferred gains and losses to loans and receivables.
u.	Deferred tax liabilities
Gap from deferred tax liability has occurred due to variation of assets and liabilities.
v.	Derivative liabilities
The company reclassified transaction which are subject to risk aversion accounting to separate derivative liabilities. Additionally, some objects of risk aversion accounting has changed due to gap from standards.
w.	Capital surplus
Occurred because deferred tax recognition about variation of capital.
x.	Other equity
Varied because financial assets’ reclassification and fair valuation.
y.	Retained earnings
Varied because change in scope of consolidation and gap from standards.
z.	Non-controlling entity
The company reclassified hybrid bond from bond to non-controlling equity.
<Operational Results>
a.	Interest income
Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables.
b.	Interest expense
As reclassifying hybrid securities from corporate bond under K-GAAP to non-controlling interests, related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities result in a change in interest expense.
c.	Net fees income
Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract is deferred and recognized using the effective interest rate method.
d.	Dividend income
Changes in a consolidation scope altered dividend income.
e.	Gains and losses related to financial assets at FVTPL
Changes in a consolidation scope altered gain or loss in financial assets at FVTPL. In addition, reclassification of financial instruments and fair value measurement result in a change in financial assets at FVTPL.
f.	Gains and losses related to AFS financial assets
Changes in a consolidation scope altered gain or loss in AFS financial asset. In addition, reclassification of financial instruments and fair value measurement result in a change in AFS financial assets.

g.	Impairment on credit loss
Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss.
h.	Other operative gains and losses
The exchange rate applied when translating and trading gain or loss on foreign currency, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. Changes in other consolidation scope altered other operating income or expense as well.
i.	Gains and losses under equity method
Changes in a consolidation scope and standards altered gain or loss on equity method.
j.	Income tax expense
Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense.
k.	Other comprehensive income
Re-classification of AFS financial assets and fair value measurement altered other comprehensive income.
… Details of cash flow adjustments
In accordance with K-IFRS, the Company adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income, and current tax that were not presented separately under K-GAAP. There is no other significant difference between the statements of cash flows presented under the provisions of K-IFRS and K-GAAP.

45. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), Sales, general and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
(3) In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.